Filed Pursuant to Rule 424(b)(3)
Registration Statement File No. 333-85018

PROSPECTUS SUPPLEMENT

MONARCH COMMUNITY BANCORP, INC.

BRANCH COUNTY FEDERAL SAVINGS AND LOAN ASSOCIATION
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

       This prospectus supplement relates to the election by participants in Branch County's 401(k) Plan to direct the plan trustee to invest all or a portion of their funds in the plan in the common stock of Monarch Community Bancorp, Inc. The Branch County Savings and Loan Association Employees' Savings & Profit Sharing Plan is referred to in this prospectus supplement as the 401(k) Plan. The 401(k) Plan was adopted by Branch County's board of directors in connection with the proposed conversion of Branch County from the mutual to stock form and the formation of Monarch Community Bancorp, Inc. as the holding company of Branch County. The funds belonging to current employees of Branch County that were participants in Branch County's previous plan ^ have been transferred to the new 401(k) Plan effective April 1, 2002 and may be used to purchase the Monarch Community Bancorp common stock offered in connection with this prospectus supplement.

       The common stock may be purchased through an additional investment option called the Employer Stock Fund. The interests offered under this prospectus supplement are conditioned on the completion of the conversion of Branch County. Your investment in the Employer Stock Fund in connection with the conversion of Branch County is also governed by the purchase priorities contained in Branch County's plan of conversion. The 401(k) Plan permits you, as a participant, to direct the trustee of the Employer Stock Fund to purchase Monarch Community Bancorp common stock with amounts in the 401(k) Plan attributable to your accounts. This prospectus supplement relates solely to the initial election of a participant to direct the purchase of Monarch Community Bancorp common stock in the conversion and not to any future purchases under the 401(k) Plan or otherwise.

       The prospectus dated July ^ 17, 2002 of Monarch Community Bancorp, Inc., which is being delivered with this prospectus supplement, includes detailed information with respect to Monarch Community Bancorp, the conversion, Monarch Community Bancorp common stock and the financial condition, results of operations and business of ^ Monarch Community Bank (formerly Branch County). This prospectus supplement, which provides detailed information with respect to the 401(k) Plan, should be read only in conjunction with the prospectus.

______________________________

For a discussion of certain factors that you should consider before investing,
See "Restrictions on Resale" at page 10 in this prospectus supplement
And "Risk Factors" beginning on page ^ 11 in the prospectus.

______________________________

       The securities offered hereby are not deposits or accounts and are not federally insured or guaranteed.

       The securities offered hereby have not been approved or disapproved by the Securities and Exchange Commission, the Office of Thrift Supervision, or any state securities commission or agency, nor have these agencies passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July ^ 17, 2002.

       This prospectus supplement contains information you should consider when making your investment decision. You should rely only on the information provided in this prospectus supplement. Monarch Community Bancorp has not authorized anyone else to provide you with different information. Monarch Community Bancorp is not making an offer of its common stock in any state where an offer is not permitted. The information in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or any sale of Monarch Community Bancorp common stock.

TABLE OF CONTENTS

THE OFFERING	1

Election to Purchase Monarch Community Bancorp Common Stock in the Conversion	1
Securities Offered
Method of Directing Transfer	1
Time for Directing Transfer	2
Irrevocability of Transfer Direction	2
Subsequent Elections	2
Purchase Price of Monarch Community Bancorp Common Stock	2
Nature of a Participant's Interest in Monarch Community Bancorp Common Stock	2
Voting and Tender Rights of Monarch Community Bancorp Common Stock	2

DESCRIPTION OF THE 401(k) PLAN	3
Introduction	3
Eligibility and Participation	3
Contributions Under the 401(k) Plan	3
Limitations on Contributions	3
Investment of Contributions	5
Financial Data	6
Administration of the 401(k) Plan	7
Benefits Under the 401(k) Plan	7
and Distributions from the 401(k) Plan	8
Reports to 401(k) Plan Participants	8
Amendment and Termination	8
Federal Income Tax Consequences	8
ERISA and Other Qualifications	10
Restrictions on Resale	10
Securities and Exchange Commission Reporting and Short-Swing Profit Liability	10

LEGAL OPINIONS	11

ELECTION FORM	A-1

i

THE OFFERING

Election to Purchase Monarch Community Bancorp Common Stock in the Conversion

       In connection with Branch County's conversion, the 401(k) Plan has been amended to permit each participant to direct that all or part of the funds in his or her accounts under the 401(k) Plan be transferred to the Employer Stock Fund and used to purchase Monarch Community Bancorp common stock in the conversion. The trustee of the Employer Stock Fund will follow the participants' directions and exercise subscription rights to purchase the common stock in the conversion to the extent provided in our plan of conversion. Funds in the 401(k) Plan that you do not want to be used to purchase Monarch Community Bancorp common stock will remain invested in accordance with your investment instructions in effect at the time.

       Respective purchases by the 401(k) Plan in the conversion will be counted as purchases by the individual participants at whose election they are made, and will be subject to the purchase limitations applicable to the individual, rather than being counted in determining the maximum amount that Monarch Community Bancorp's tax-qualified employee plans (as defined in the prospectus) may purchase in the aggregate. See "The Conversion - Subscription Offering" in the prospectus.

       All plan participants are eligible to direct a transfer of funds to the Employer Stock Fund. However, these directions are subject to the purchase priorities in the plan of conversion of Branch County. Your order will be filled based on your status as an eligible account holder or supplemental eligible account holder in the conversion. An eligible account holder is a depositor whose deposit account(s) totaled $50.00 or more on December 30, 2000. A supplemental eligible account holder is a depositor whose deposit account(s) totaled $50.00 or more on June 30, 2002. If you fall into one of the above subscription offering categories, you have subscription rights to purchase shares of Monarch Community Bancorp common stock in the subscription offering and you may use funds in the 401(k) Plan account to pay for the shares of Monarch Community Bancorp common stock that you are eligible to purchase.

       If we receive subscriptions for more shares than are to be sold in the offering, shares will be allocated to subscribers in the order of the priorities established in Branch County's plan of conversion under a formula outlined within the plan of conversion. In that case, as a result of the allocation, the trustee for the 401(k) Plan may not be able to purchase all of the common stock you requested in the conversion. The trustee would purchase in the conversion as many shares as it is able and would pro-rate those shares to each participant's account based on the purchase priorities contained in Branch County's plan of conversion and outlined above.

Securities Offered

       The securities offered in connection with this prospectus supplement are participation interests in the 401(k) Plan. Up to 95,578 shares are being offered of our common stock which may be acquired by the 401(k) Plan trustee for the accounts of employees participating in the 401(k) Plan. Monarch Community Bancorp, Inc. is the issuer of the common stock and only the employees of Monarch Community Bancorp and Branch County may participate in the 401(k) Plan. Information relating to the 401(k) Plan is contained in this prospectus supplement and information relating to Monarch Community Bancorp, the conversion and the financial condition, results of operations and business of ^ Monarch Community Bank (formerly Branch County) is contained in the prospectus delivered with this prospectus supplement. The address of our principal executive office is 375 North Willowbrook Road, Coldwater, Michigan 49036, and our telephone number is (517) 278-4566. As of December 31, 2001, the market value of the assets of the 401(k) Plan equaled $956,000. The plan administrator has informed each participant of the value of his or her beneficial interest in the 401(k). The value of 401(k) Plan assets represents past contributions to the 401(k) Plan on your behalf, plus or minus earnings or losses on the contributions, less previous withdrawals.

Method of Directing Transfer

       Included with this prospectus supplement is an election and investment form. If you wish to direct some or all of your beneficial interest in the assets of the 401(k) Plan into the Employer Stock Fund to purchase Monarch Community Bancorp common stock in the conversion, you should indicate that decision by checking the appropriate box of the election form and completing this part of the election form. If you do not wish to make an election at this time, you do not need to take any action.

Time for Directing Transfer

       The deadline for submitting a direction to transfer amounts to the Employer Stock Fund in order to purchase Monarch Community Bancorp common stock in the conversion is ^ August 12, 2002, unless extended. Your completed election form must be returned to the Stock Information Center, 375 North Willowbrook Road, Coldwater, Michigan 49036, by 12:00 Noon, Coldwater, Michigan time on that date.

Irrevocability of Transfer Direction

       Once received in proper form, your executed election form may not be modified, amended or revoked without our consent unless the conversion has not been completed within 45 days after the end of the subscription and community offering. See also "Investment of Contributions - Monarch Community Bancorp Common Stock Investment Election Procedures" below.

Subsequent Elections

       After the offering, you will continue to be able to direct the investment of past balances and current contributions in the investment options available under the 401(k) Plan, including the Employer Stock Fund (the percentage invested in any option must be a whole percent). The allocation of your interest in the various investment options offered under the 401(k) Plan may be changed daily. Special restrictions may apply to transfers directed to or from the Employer Stock Fund by those participants who are our executive officers and principal shareholders and are subject to the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended. In addition, executive officers of Monarch Community Bancorp and Branch County will not be able to transfer their initial investment out of the Employer Stock Fund for a period of one year following consummation of the conversion.

Purchase Price of Monarch Community Bancorp Common Stock

       The funds transferred to the Employer Stock Fund for the purchase of Monarch Community Bancorp common stock in the conversion will be used by the trustee to purchase shares of the common stock. The price paid for the shares of Monarch Community Bancorp common stock will be $10.00 per share, the same price as is paid by all other persons who purchase our common stock in the conversion.

Nature of a Participant's Interest in Monarch Community Bancorp Common Stock

       Monarch Community Bancorp common stock will be held in the name of the trustee of the Employer Stock Fund, in its capacity as trustee. Because the 401(k) Plan actually purchases the shares, you will acquire a "participation interest" in the shares and not own the shares directly. The trustee will maintain individual accounts reflecting each participant's individual interest in the Employer Stock Fund.

Voting and Tender Rights of Monarch Community Bancorp Common Stock

       The plan administrator generally will exercise voting rights attributable to all of the common stock held by the Employer Stock Fund. With respect to matters involving tender offers for Monarch Community Bank, the plan administrator will vote shares allocated to participants in the 401(k) Plan, as directed by participants with interests in the Employer Stock Fund. The trustee will provide to you voting instruction rights reflecting your proportional interest in the Employer Stock Fund. The number of shares of common stock held in the Employer Stock Fund that the trustee votes in the affirmative and negative on each matter will be proportionate to the voting instructions given by the participants. Where no voting or tender offer instructions are given by the participant, the shares shall be voted or tendered in the manner directed by the plan administrator.

DESCRIPTION OF THE 401(k) PLAN

Introduction

       The 401(k) Plan was adopted by Branch County as part of the Branch County Federal Savings and Loan Employees' Savings and Profit Sharing Plan. This profit sharing plan contains a cash-or-deferred feature described at Section 401(k) of the Internal Revenue Code of 1986, as amended, to encourage employee savings and to allow eligible employees to supplement their income upon retirement.

       Reference to Full Text of 401(k) Plan. The following statements are summaries of certain provisions of the 401(k) Plan. They are not meant to be a complete description of these provisions and are qualified in their entirety by the full text of the 401(k) Plan. Copies of the 401(k) Plan are available to all employees. You should submit your request to the plan administrator, ^ Monarch Community Bank, 375 North Willowbrook Road, Coldwater, Michigan 49036. We encourage you to read carefully the full text of the 401(k) Plan to understand your rights and obligations under the plan.

       Tax and Securities Laws. Participants should consult with legal counsel regarding the tax and securities laws implications of participation in the 401(k) Plan. Any officers or beneficial owners of more than 10% of the outstanding shares of common stock should consider the applicability of Sections 16(a) and 16(b) of the Securities Exchange Act of 1934, as amended, to his or her participation in the 401(k) Plan. See "Securities and Exchange Commission Reporting and Short Swing Profit Liability" on page ^ 10 of this prospectus supplement.

Eligibility and Participation

       All employees of Branch County who have attained the age of 21 and who have completed at least six months of service are eligible to participate in the 401(k) Plan, as of the first day of the next following month. As of April 1, 2002, there were approximately 58 employees eligible to participate in the 401(k) Plan, and 53 employees had elected to participate in the 401(k) Plan.

Contributions Under the 401(k) Plan

       401(k) Contributions. The 401(k) Plan permits each participant to defer receipt of amounts ranging from 1% to 15% of their annual compensation, not to exceed $11,000 (for 2002), and to have that compensation contributed to the 401(k) Plan. The plan describes a participant's annual compensation as base salary compensation plus commissions. However, no more than $200,000 of compensation may be taken into account for purposes of determining 401(k) contributions (and matching contributions ) for 2002. You may modify the rate of your future 401(k) contributions by filing a new deferral agreement with the plan administrator. Modifications to your rate of 401(k) contributions may take effect at the beginning of each payroll period.

       Matching Contributions. The 401(k) Plan currently provides for matching contributions to the 401(k) Plan equal to 100% on the first 5% of the participant's 401(k) deferrals for the year and 25% on the next 10% of the participant's 401(k) deferrals for the year. Branch County may amend the amount of matching contributions it will make at any time, by an amendment to the 401(k) Plan.

       Rollover Contributions. You may also rollover or directly transfer accounts from another qualified plan or an IRA, provided the rollover or direct transfer complies with applicable law. If you want to make a rollover contribution or direct transfer, you should contact the plan administrator.

Limitations on Contributions

       Limitations on 401(k) Contributions. Although the 401(k) Plan allows you to defer receipt of up to 15% of your compensation each year as a 401(k) contribution, federal law limits your total 401(k) contributions under the 401(k) Plan, and any similar plans, to $11,000 for 2002. This annual limitation will increase by $1,000 for each subsequent year until 2006, when the annual deferral limit will be $15,000. 401(k) contributions in excess of this limitation are considered excess deferrals, and will be included in an affected participant's gross income for federal income tax purposes in the year the 401(k) contribution is made. In addition, any excess deferral will again be subject to federal income tax when distributed by the 401(k) Plan to the participant, unless the excess deferral, together with any income earned on the excess deferral, is distributed to the participant not later than the first April 15th following the close of the taxable year in which the excess deferral is made. Any income on the excess deferral that is distributed not later than such date shall be treated, for federal income tax purposes, as earned and received by the participant in the taxable year in which the distribution is made.

       Limitations on Annual Additions and Benefits. Pursuant to the requirements of the Internal Revenue Code, the 401(k) Plan provides that the total amount of all contributions and forfeitures (annual additions) allocated to participants during any plan year may not exceed the lesser of 100% of the participant's compensation for the plan year, or $40,000. The $40,000 limit will be increased from time to time to reflect increases in the cost of living. Annual additions for this purpose generally include 401(k) deferrals, matching contributions and employer contributions to any other qualified plan. Annual additions do not include rollover contributions.

       Deduction Limits.  401(k) Plan contributions are subject to and limited by Internal Revenue Code deduction rules. Contributions will not be made to the extent they would be considered nondeductible.

       Limitation on 401(k) and Matching Contributions for Highly Compensated Employees. Sections 401(k) and 401(m) of the Internal Revenue Code limit the amount of 401(k) contributions and matching contributions that may be made to the 401(k) Plan in any plan year on behalf of highly compensated employees (defined below) in relation to the amount of 401(k) contributions and matching contributions made by or on behalf of all other employees eligible to participate in the 401(k) Plan. Specifically, the percentage of 401(k) contributions made on behalf of a participant who is a highly compensated employee shall be limited so that the average actual deferral percentage for the group of highly compensated employees for the plan year does not exceed the greater of (i) the average actual deferral percentage for the group of eligible employees who are non-highly compensated employees for the plan year multiplied by 1.25; or (ii) the average actual deferral percentage for the group of eligible employees who are non-highly compensated employees for the plan year, multiplied by two (2); provided that the difference in the average actual deferral percentage for eligible non-highly compensated employees does not exceed 2%. Similar discrimination rules apply to matching contributions.

       In general, a highly compensated employee includes any employee who was a 5% owner of the employer at any time during the year or preceding year or had compensation for the preceding year in excess of $85,000 and was in the top 20% of employees by compensation for such year. The dollar amount in the foregoing sentence is for 2001. This amount is adjusted annually to reflect increases in the cost of living.

       Contributions allocated to highly compensated employees that exceed the average deferral limitation in any plan year are referred to as excess contributions. In order to prevent the disqualification of the 401(k) Plan, any excess contributions, together with any income earned on these excess contributions, must be distributed to the highly compensated employees before the close of the following plan year. However, the employer will be subject to a 10% excise tax on any excess contributions unless the excess contributions, together with any income earned on these excess contributions, are distributed before the close of the first 2-1/2 months following the plan year to which the excess contributions relate. Matching contributions that relate to the returned deferral contributions will be forfeited (if not vested) or distributed (if vested) at the same time as the excess deferral contributions are returned to you. Similar rules apply to the return of matching contributions that do not satisfy the limitation tests described above. Excess matching contributions, plus income allocable thereto, will be forfeited (if not vested) or distributed (if vested).

       Top-Heavy Plan Requirements. If for any plan year the 401(k) Plan is a top-heavy plan, then minimum contributions may be required to be made to the 401(k) Plan on behalf of non-key employees. Contributions otherwise being made under the Plan may apply to satisfy these requirements.

       In general, the 401(k) Plan will be regarded as a "top-heavy plan" for any plan year if, as of the last day of the preceding plan year, the aggregate balance of the accounts of participants who are key employees exceeds 60% of the aggregate balance of the accounts of all participants. Key employees generally include any employee who, at any time during the plan year, is (1) an officer of Monarch Community Bancorp or its subsidiaries having annual compensation in excess of $130,000 who is in an administrative or policy-making capacity, (2) a 5% owner of Monarch Community Bancorp, i.e., owns directly or indirectly more than 5% of the stock of Monarch Community Bancorp, or stock possessing more than 5% of the total combined voting power of all stock of ^ Monarch Community Bancorp, or (3) a 1% owner of Monarch Community Bancorp having annual compensation in excess of $130,000. The dollar amounts in the foregoing sentence are for 2002, and will adjusted in the future for cost of living increases.

Investment of Contributions

       Investment Options. All amounts credited to participants' accounts under the 401(k) Plan are held in trust. The trust is administered by a trustee appointed by Branch County's board of directors.

       You must instruct the trustee as to how funds held in your account are to be invested. In addition to the Employer Stock Fund, participants may elect to instruct the trustee to invest such funds in any or all of the following investment options:

  Money Market Fund - a fund that invests in a broad range of high-quality, short-term securities with high credit ratings known as money market instruments.

  Stable Value Fund - a fund that invests primarily in guaranteed investment contracts, which are individually negotiated investments offered by insurance companies.

  Government Bond Fund - a fund that invests in a portfolio of U.S. Treasury bonds with twenty years or more to maturity.

  S&P 500 Stock Fund - a fund that invests in most or all of the stocks held in the S&P 500 Index.

  S&P 500/Value Stock Fund - a fund that invests in most or all of the stocks held in the S&P/BARRA Value Index.

  S&P 500/Growth Stock Fund - a fund that invests in most or all of the stocks held in the S&P/BARRA Growth Index.

  S&P MidCap Stock Fund - a fund that invests in most or all of the stocks held in the S&P MidCap 400 Index.

  Russell 2000 Stock Fund - a fund that invests in most or all of the stocks held in the Russell 2000 Index.

  International Stock Fund - a fund that invests in a diversified portfolio of approximately one thousand foreign stocks representing companies in approximately twenty countries located in Western Europe and the Pacific Rim.

  Income Plus Asset Allocation Fund - a fund that invests approximately 80% of the Fund's portfolio in U.S. bonds, money-market instruments, and stable value investments such as guaranteed investment contracts.

  Growth & Income Asset Allocation Fund - a fund that invests in a diversified portfolio that is divided almost equally between stocks and fixed income investments, with a percentage of the Fund held in stable value investments such as guaranteed investment contracts.

  Growth Asset Allocation Fund - a fund that invests 80% of its assets in U.S. stocks and 20% of its assets in international stocks.

       A brief description of the Employer Stock Fund is set forth below. For descriptions of these other investment options available to 401(k) Plan participants, you may request a prospectus for each of the investment options from the plan administrator. If no investment direction is given, all contributions to a participant's account will be invested in the Money Market Fund.

       The investment in Monarch Community Bancorp common stock involves certain risks. No assurance can be given that shares of Monarch Community Bancorp common stock purchased pursuant to the 401(k) Plan will thereafter be able to be sold at a price equal to or in excess of the purchase price. See also "Risk Factors" in the prospectus.

       Monarch Community Bancorp Common Stock Investment Election Procedures. You may instruct the trustee to purchase Monarch Community Bancorp common stock by redirecting funds from your existing accounts into the Employer Stock Fund by filing an election form with the plan administrator on or prior to the election deadline. The total amount of funds redirected into the Employer Stock Fund must represent whole share amounts (i.e., must be divisible by the $10.00 per share purchase price) and must be allocated in 1% increments from investment options containing the participant's 401(k) Plan funds. When you instruct the trustee to redirect the funds in your existing accounts into the Employer Stock Fund in order to purchase Monarch Community Bancorp common stock, the trustee will liquidate funds from the appropriate investment option(s) and apply such redirected funds as requested, in order to effect the new allocation.

       For example, you may fund an election to purchase 100 shares of Monarch Community Bancorp common stock by redirecting the aggregate purchase price of $1,000 for the shares from the following investment options (provided the necessary funds are available in such Investment Options): (i) 10% from the Money Market Fund, (ii) 30% from the S&P 500 Stock Fund, and (iii) 60% from the S&P MidCap Stock Fund. In such case, the trustee would liquidate $100 of the participant's funds from the Money Market Fund, $300 from funds in the S&P 500 Stock Fund and $600 from funds in the S&P MidCap Stock Fund to raise the $1,000 aggregate purchase price. If your instructions cannot be fulfilled because you do not have the required funds in one or more of the investment options to purchase the shares of Monarch Community Bancorp common stock subscribed for, you will be required to file a revised election form with the plan administrator by the election deadline. Once received in proper form, an executed election form may not be modified, amended or rescinded without our consent unless the conversion has not been completed within 45 days after the end of the subscription and community offering.

       Adjusting Your Investment Strategy. Until changed in accordance with the terms of the 401(k) Plan, future allocations of your contributions would remain unaffected by the election to purchase Monarch Community Bancorp common stock through the 401(k) Plan in the conversion. You may modify a prior investment allocation election or request the transfer of funds to another investment vehicle by filing a written notice, with such modification or request taking effect after the valuation of accounts, which occurs daily. After the conversion, modifications and fund transfers relating to the Employer Stock Fund will be permitted on a daily basis.

       Valuation of Accounts. The 401(k) Plan uses a unit system for valuing each investment fund. Under this system your share in any investment fund is represented by units. The unit value is determined as of the close of business each regular business day. The total dollar value of your share in any investment fund as of any valuation date is determined by multiplying the number of units held by you by the unit value of the fund on that date. The sum of the values of the funds you select represents the total value of your 401(k) Plan account.

Financial Data

       Employer Contributions. For the year ended December 31, 2001, we made matching contributions totaling approximately $95,758 into the 401(k) Plan. We made no discretionary contributions to the 401(k) Plan for the fiscal year ended December 31, 2001.

       If we adopt other stock-based benefit plans, such as an employee stock ownership plan or a restricted stock plan, then we may decide to reduce our matching contribution under the 401(k) Plan in order to reduce overall expenses. We are currently planning to adopt an employee stock ownership plan. If we adopt a restricted stock plan, the plan would not be submitted for stockholder approval for at least six months following completion of the conversion.

       Performance of Monarch Community Bancorp Common Stock. As of the date of this prospectus supplement, no shares of Monarch Community Bancorp common stock have been issued or are outstanding and there is no established market for our common stock. Accordingly, there is no record of the historical performance of Monarch Community Bancorp common stock.

       Performance of Investment Options. The following table provides performance data with respect to the investment options available under the 401(k) Plan, based on information provided to Monarch Community Bancorp by The Pentegra Group.

       The information set forth below with respect to the investment options has been reproduced from materials supplied by the Pentegra Group. Branch County and Monarch Community Bancorp take no responsibility for the accuracy of such information.

       Additional information regarding the investment options may be available from the Pentegra Group or Branch County. Participants should review any available additional information regarding these investments before making an investment decision under the 401(k) Plan.

       The total percentage return for the prior three years is provided for each of the following funds.

NET INVESTMENT PERFORMANCE

	For the Twelve-Month Period Ended December 31,
	2001	2000	1999
Money Market Fund	4.0%	6.2%	4.9%
Stable Value Fund	5.7	5.8	5.7
Government Bond Fund	3.2	21.0	(10.6)
S&P 500 Stock Fund	(12.3)	(9.6)	20.4
S&P 500/Value Stock Fund	(12.2)	11.2	---
S&P 500/Growth Stock Fund	(13.3)	(19.0)	---
S&P MidCap Stock Fund	(0.9)	16.8	14.3
Russell 2000 Stock Fund	2.0	1.9	---
International Stock Fund	(22.0)	(14.7)	26.0
Income Plus Asset Allocation Fund	1.7	2.2	7.4
Growth & Income Asset Allocation Fund	(5.2)	(3.9)	14.8
Growth Asset Allocation Fund	(14.0)	(11.3)	22.7

       Each participant should note that past performance is not necessarily an indicator of future results.

Administration of the 401(k) Plan

       Trustees. The trustee is appointed by the board of directors of Branch County to serve at its pleasure. Currently, the trustee for all funds except the Employer Stock Fund is The Bank of New York. Upon the conclusion of the common stock offering by Monarch Community Bancorp, The Bank of New York will also serve as the trustee of the Employer Stock Fund.

       The trustee receives and holds the contributions to the 401(k) Plan in trust and distributes them to participants and beneficiaries in accordance with the provisions of the 401(k) Plan. The trustee is responsible for, following participant direction, effectuating the investment of the assets of the trust in Monarch Community Bancorp common stock and the other investment options.

Benefits Under the 401(k) Plan

       Plan Benefits. Your 401(k) Plan benefit is based on the value of the vested portion of your 401(k) Plan accounts as of the valuation date next preceding the date of distribution to you.

       Vesting. You will always have a fully vested (nonforfeitable) interest in your 401(k) contribution account and rollover account. Your matching contribution account will vest at a rate of 25 percent for each year of service (that is, 100 percent vested after four years of service). Generally, a year of service is a 12 month period during which you perform services for Monarch Community Bancorp, Branch County or an affiliated employer. You also will become

100 percent vested in your matching contribution account if you are actively employed on your retirement date, death or disability.

Withdrawals and Distributions from the 401(k) Plan

       Withdrawals Prior to Termination of Employment. You may receive in-service distributions from the 401(k) Plan under limited circumstances in the form of hardship distributions and loans. You can apply for a loan from the 401(k) Plan ^ by contacting the plan administrator. All loans from the 401(k) Plan are repaid by payroll withholding. You can apply for a minimum loan of $1,000 and a maximum loan of the lesser of $50,000, or 50% of your total vested account balance, less the highest outstanding loan balance in the immediately preceding 12-month period. You may also be eligible for hardship withdrawals from your 401(k) Plan accounts. In order to qualify for a hardship withdrawal, you must have an immediate and substantial need to meet certain expenses and have no other reasonably available resources to meet the financial need. You may also elect an in-service distribution of your 401(k) contribution account on or after your attainment of age 59 1/2.

       Distribution Upon Retirement or Disability. Upon your retirement or disability, you may elect to receive a lump sum payment or installments from the Plan.

       Distribution Upon Death. If you die prior to your benefits being paid from the 401(k) Plan, your benefits will be paid to your surviving spouse or beneficiary either in a lump sum payment or installments from the 401(K) Plan.

       Distribution Upon Termination for any Other Reason. If you terminate employment for any reason other than retirement, disability or death and your vested 401(k) Plan account balances exceed $5,000, the trustee will make your distribution on your normal retirement date, unless you request otherwise. You may elect to receive your vested 401(K) Plan accounts in a lump sum payment or installments. If your vested account balances do not exceed $5,000, the trustee will generally distribute your benefits to you as soon as administratively practicable in a lump sum following termination of employment.

       Form of Distribution. Distributions from the 401(k) Plan will generally be in the form of cash. However, you have the right to request that your distribution be in the form of Monarch Community Bancorp common stock.

       Nonalienation of Benefits. Except with respect to federal income tax withholding and as provided with respect to a qualified domestic relations order, benefits payable under the 401(k) Plan shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution, or levy of any kind, either voluntary or involuntary, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of any rights to benefits payable under the 401(k) Plan shall be void.

Reports to 401(k) Plan Participants

       As soon as practicable after the end of each calendar quarter, the plan administrator will furnish to each participant a statement showing (i) balances in the participant's accounts as of the end of that period, (ii) the amount of contributions allocated to his or her accounts for that period, and (iii) the number of units in each of the funds.

Amendment and Termination

       We intend to continue to participate in the 401(k) Plan. Nevertheless, we may terminate the 401(k) Plan at any time. If the 401(k) Plan is terminated in whole or in part, then, regardless of other provisions in the 401(k) Plan, each participant affected by the termination shall become fully vested in all of his or her accounts.

Federal Income Tax Consequences

       The following is a brief summary of the material federal income tax aspects of the 401(k) Plan. You should not rely on this summary as a complete or definitive description of the material federal income tax consequences relating to the 401(k) Plan. Statutory provisions change, as do their interpretations, and their application may vary in individual circumstances. Finally, the consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws. Please consult your tax advisor with respect to any distribution from the 401(k) Plan and transactions involving the plan.

       As a "tax-qualified retirement plan," the Internal Revenue Code affords the 401(k) Plan special tax treatment, including:

  the sponsoring employer is allowed an immediate tax deduction for the amount contributed to the plan each year;

  participants pay no current income tax on amounts contributed by the employer on their behalf; and

  earnings of the Plan are tax-deferred, thereby permitting the tax-free accumulation of income and gains on investments.

       We will administer the 401(k) Plan to comply with the requirements of the Internal Revenue Code as of the applicable effective date of any change in the law.

       Taxation of Distributions. Generally, 401(k) Plan distributions are taxable as ordinary income for federal income tax purposes.

       Common Stock Included in a Lump Sum Distribution. If a lump sum distribution includes ^ common stock, the distribution generally will be taxed in the manner described above, except that the total taxable amount will be reduced by the amount of any net unrealized appreciation with respect to the ^ common stock. Net unrealized appreciation is the excess of the value of the ^ common stock at the time of the distribution over its cost or other basis to the trust. The tax basis of the ^ common stock for purposes of computing gain or loss on its subsequent sale equals the value of the ^ common stock at the time of distribution less the amount of net unrealized appreciation. Any gain on a subsequent sale or other taxable disposition of the ^ common stock, to the extent of the amount of net unrealized appreciation at the time of distribution, will constitute long-term capital gain regardless of the holding period of the ^ common stock. Any gain on a subsequent sale or other taxable disposition of the ^ common stock in excess of the amount of net unrealized appreciation at the time of distribution will be considered long-term capital gain regardless of the holding period of the ^ common stock. Any gain on a subsequent sale or other taxable disposition of the ^ common stock in excess of the amount of net unrealized appreciation at the time of distribution will be considered either short-term or long-term capital gain depending upon the length of the holding period of the ^ common stock. The recipient of a distribution may elect to include the amount of any net unrealized appreciation in the total taxable amount of the distribution to the extent allowed by the regulations issued by the Internal Revenue Service.

       Rollovers and Direct Transfers to Another Qualified Plan or to an Individual Retirement Account; Mandatory Tax Withholding. You may roll over virtually all distributions from the 401(k) Plan to another tax-favored plan or to a standard individual retirement account without regard to whether the distribution is a lump sum distribution or a partial distribution. You have the right to elect to have the trustee transfer all or any portion of an "eligible rollover distribution" directly to another qualified retirement plan (subject to the provisions of the recipient qualified plan) or to an Individual Retirement Account. If you do not elect to have an "eligible rollover distribution" transferred directly to another qualified plan or to an Individual Retirement Account, the distribution will be subject to a mandatory federal withholding tax equal to 20% of the taxable distribution. Your state may also impose tax withholding on your taxable distribution. An "eligible rollover distribution" means any amount distributed from the plan except: (1) a distribution that is (a) one of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives of you and your designated beneficiary, or (b) for a specified period of ten years or more; (2) any amount required to be distributed under the minimum distribution rules; and (3) any other distributions excepted under applicable federal law. If you elect to rollover or directly transfer common stock, you may not take advantage of the favorable net unrealized appreciation that applies to ^ common stock, discussed above.

       Ten-Year Averaging Rules. Under a special grandfather rule, if you have completed at least five years of participation in the 401(k) Plan before the taxable year in which the distribution is made, and you turned age 50 by 1986, you may elect to have your lump sum distribution taxed using a "ten-year averaging" rule. The election of the special averaging rule applies only to one lump sum distribution you or your beneficiary receive, provided such amount is received on or after you attain age 59-1/2 and you elect to have any other lump sum distribution from a qualified plan received in the same taxable year taxed under the ten-year averaging rule or receive a lump sum distribution on account of your death.

       Additional Tax on Early Distributions. A participant who receives a distribution from the 401(k) Plan prior to attaining age 59 1/2 will be subject to an additional income tax equal to 10% of the amount of the distribution. The 10% additional income tax will not apply, however, in certain cases, including (but not limited) to distributions rolled over or directly transferred into an IRA or another qualified plan, or the distribution is (i) made to a beneficiary (or to the estate of a participant) on or after the death of the participant, (ii) attributable to the participant's being disabled within the meaning of Section 72(m)(7) of the Internal Revenue Code, (iii) part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his beneficiary, (iv) made to the participant after separation from service under the 401(k) Plan after attainment of age 55, (v) made to pay medical expenses to the extent deductible for federal income tax purposes, (vi) pursuant to a qualified domestic relations order, or (vii) made to effect the distribution of excess contributions or excess deferrals.

       This is a brief description of federal income tax aspects of the 401(k) Plan which are of general application under the Internal Revenue Code. It is not intended to be a complete or definitive description of the federal income tax consequences of participating in or receiving distributions from the 401(k) Plan. Accordingly, you are urged to consult a tax advisor concerning the federal, state and local tax consequences that may be particular to you of participating in and receiving distributions from the 401(k) Plan.

ERISA and Other Qualification

       As noted above, the 401(k) Plan is subject to certain provisions of ERISA, the primary federal law governing retirement plans, and is intended to be a qualified retirement plan under the Internal Revenue Code.

Restrictions on Resale

       Any person receiving shares of Monarch Community Bancorp common stock under the 401(k) Plan who is an "affiliate" of Monarch Community Bancorp or Branch County as the term "affiliate" is used in Rules 144 and 405 under the Securities Act of 1933 (e.g., directors, officers and substantial shareholders of Monarch Community Bancorp and Branch County) may re-offer or resell such shares only pursuant to a registration statement or, assuming the availability thereof, pursuant to Rule 144 or some other exemption from the registration requirements of the Securities Act of 1933. Any person who may be an "affiliate" of Monarch Community Bancorp may wish to consult with counsel before transferring any Monarch Community Bancorp common stock owned by him or her. In addition, participants are advised to consult with counsel as to the applicability of Section 16 of the Securities Exchange Act of 1934 which may restrict the sale of Monarch Community Bancorp common stock acquired under the 401(k) Plan, or other sales of Monarch Community Bancorp common stock.

Securities and Exchange Commission Reporting and Short-Swing Profit Liability

       Section 16 of the Exchange Act imposes reports and liability requirements on officers, directors and persons beneficially owning more than 10% of public companies such as Monarch Community Bancorp. Section 16(a) of the Exchange Act requires the filing of reports of beneficial ownership. Within ten days of becoming a person subject to the reporting requirements of Section 16(a), a Form 3 reporting initial beneficial ownership must be filed with the Securities and Exchange Commission. Certain changes in beneficial ownership, such as purchases, sales, gifts and participation in savings and retirement plans must be reported periodically, either on a Form 4 within ten days after the end of the month in which a change occurs, or annually on a Form 5 within 45 days after the close of our fiscal year. Participation in the Employer Stock Fund of the 401(k) Plan by our officers, directors and persons beneficially owning more than 10% of the outstanding Monarch Community Bancorp common stock must be reported to the Securities and Exchange Commission at least annually on a Form 4 or Form 5 by such individuals.

       Section 16(b) of the Exchange Act provides for the recovery by us of any profits realized by an officer, director or any person beneficially owning more than 10% of the Monarch Community Bancorp common stock ("Section 16(b) Persons") resulting from the purchase and sale or sale and purchase of Monarch Community ^ Bancorp common stock within any six-month period. The Securities and Exchange Commission rules provide an exemption from the profit recovery provisions of Section 16(b) for certain transactions within an employee benefit plan, such as the 401(k) Plan, provided certain requirements are met. If you are subject to Section 16, you should consult with counsel regarding the applicability of Section 16 to specific transactions involving the 401(k) Plan.

LEGAL OPINIONS

       The validity of the issuance of Monarch Community Bancorp common stock will be passed upon by Silver, Freedman & Taff, L.L.P., 1700 Wisconsin Avenue, N.W., Washington, D.C. 20007, which firm acted as special counsel for Monarch Community Bancorp, Inc. and Branch County in connection with Branch County's conversion.

MONARCH COMMUNITY BANCORP, INC.

CHANGE OF INVESTMENT ALLOCATION

1.              Member Data

Print your full name (Last, first, middle initial)above                                                        Social Security Number

Street Address                                                                      City                                                 State                     Zip

2.              Instructions

Branch County Federal Saving and Loan Association Employees' Savings & Profit Sharing Plan and Trust (the "Plan") is giving members an opportunity to invest their 401(k) account balances in a new investment fund - the Employer Stock Fund - which is comprised primarily of common stock ("Common Stock") to be issued by Monarch Community Bancorp, Inc. (the "Company") in connection with the conversion of Branch County from the mutual to the stock form of organization. As part of this conversion, Branch County will change its name to Monarch Community Bank and become a wholly-owned subsidiary of Monarch Community Bancorp, and Monarch Community Bancorp is offering shares of its common stock to the public. The percentage of a member's account transferred at the direction of the member into the Employer Stock Fund will be used to purchase shares of Common Stock during the subscription and direct community offering (the "Offering"). Please review the Prospectus dated July ^ 17, 2002 and the Prospectus Supplement dated July ^ 17, 2002 before making any decision.

In the event of an oversubscription in the Offering so that the total amount you allocate to the Employer Stock Fund can not be used by the trustee to purchase Common Stock, your account will be reinvested in the other funds of the Plan as previously directed in your last investment election.

Investing in Common Stock entails some risks, and we encourage you to discuss this investment decision with your spouse and investment advisor. The Plan trustee and the Plan administrator are not authorized to make any representations about this investment other than what appears in the Prospectus and Prospectus Supplement, and you should not rely on any information other than what is contained in the Prospectus and Prospectus Supplement. For a discussion of certain factors that should be considered by each member as to an investment in the Common Stock, see "Risk Factors" beginning on page ^ 11 of the Prospectus. Any shares purchased by the Plan pursuant to your election will be subject to the conditions or restrictions otherwise applicable to the Common Stock, as discussed in the Prospectus and Prospectus Supplement.

3.              Investment Directions (Applicable to Accumulated Balances Only)

To direct a transfer of all or part of the funds credited to your accounts to the Employer Stock Fund, you should complete and file this form with Mr. Andrew Van Doren ^ Monarch Community Bank, no later than ^ August 12, 2002 at 12:00 noon. If you need any assistance in completing this form, please contact Mr. Van Doren at (517) 278-4566. If you do not complete and return this form to Mr. Van Doren by ^ August 12, 2002 at 12:00 noon, the funds credited to accounts under the Plan will continue to be invested in accordance with your prior investment direction, or in accordance with the terms of the 401(k) Plan if no investment direction had been provided.

I hereby revoke any previous investment direction and now direct that the indicated percentage of the market value of the units that I have invested in the following funds, to the extent permissible, be transferred out of the specified fund and invested (in whole percentages) in the Employer Stock Fund as follows:

Fund	Percentage

Money Market Fund	______%
Stable Value Fund	______%
Government Bond Fund	______%
S&P 500 Stock Fund	______%
S&P 500/Value Stock Fund	______%
S&P 500/Growth Stock Fund	______%
S&P MidCap Stock Fund	______%
Russell 2000 Stock Fund	______%
International Stock Fund	______%
Income Plus Asset Allocation Fund	______%
Growth & Income Asset Allocation Fund	______%
Growth Asset Allocation Fund	______%

Note: The total amount transferred may not exceed the total value of your accounts.

4.              Purchaser Information

The ability of a participant in the Plan to purchase Common Stock in the conversion of Branch County and the related stock issuance and to direct his or her current balances into the Employer Stock Fund is based upon the participant's status as an Eligible Account Holder, Supplemental Eligible Account Holder, Other Member and/or Director, Officer or Employee of Branch County, as defined in the Prospectus. To the extent your order cannot be filled with Common Stock purchased in the conversion of Branch County and the related stock issuance, the amount not used to purchase Common Stock will be returned to the other investment funds of the plan pursuant to your existing investment directions. Please indicate your status:

a.	Eligible Account Holder - Check here if you were a depositor with $50.00 or more on deposit with Branch County as of December 30, 2000.

b.	Supplemental Eligible Account Holder - Check here if you were a depositor with $50.00 or more on deposit with Branch County as of ^ June 30, 2002, but are not an Eligible Account Holder.

c.	Other Members - Check here if you are a depositor or borrower of Branch County on ^ July 10, 2002 and your loan is outstanding on ^ July 10, 2002 and you are not classified as either an Eligible Account Holder or a Supplemental Eligible Account Holder.

d.	Directors, Officers and Employees - Check here if you are a Director, Officer or Employee of Branch County and do not fall within the categories described above in a, b or c.

Account Title (Names on Accounts)	Account Number

5.              Participant Signature and Acknowledgment - Required

By signing this Change Of Investment Allocation form, I authorize and direct the Plan administrator and trustee to carry out my instructions. I acknowledge that I have been provided with and read a copy of the Prospectus and Prospectus Supplement relating to the issuance of Common Stock. I am aware of the risks involved in the investment in Common Stock, and understand that the Plan trustee and Plan administrator are not responsible for and have not made representations to influence my choice of investment.

I ACKNOWLEDGE THAT THE SHARES OF COMMON STOCK, $.01 PAR VALUE PER SHARE, OF MONARCH COMMUNITY BANCORP, INC. ARE NOT DEPOSITS OR AN ACCOUNT AND ARE NOT FEDERALLY INSURED OR GUARANTEED BY ^ MONARCH COMMUNITY BANK OR BY THE FEDERAL GOVERNMENT.

If anyone asserts that the shares of Common Stock are federally insured or guaranteed, or are as safe as an insured deposit, I should call the Office of Thrift Supervision Southeast Regional Director, John Ryan at (404) 888-0771.

I further certify that, before purchasing the Common Stock of Monarch Community Bancorp, Inc. I received a copy of the Prospectus dated July ^ 17, 2002 which discloses the nature of the Common Stock being offered and describes the following risks involved in an investment in the Common Stock under the heading "Risk Factors" beginning on page ^ 11 of the Prospectus:

1.	We are dependent on the strength of our local economy for our growth and profitability.

2.	Rising interest rates may hurt our profits.

3.	After this offering, our return on equity will be low compared to other companies and our compensation expenses will increase. This could negatively impact the price of our stock.

4.	Our loan portfolio possesses increased risk due to our sub-prime residential lending.

5.	We may have increased expenses and losses due to our loan delinquencies and real estate owned.

6.	We intend to grant stock options and restricted stock to the board and management following the conversion which could reduce your ownership interest.

7.	The amount of common stock we will control, our articles of incorporation and bylaws and state and federal statutory and regulatory provisions could discourage hostile acquisitions of control.

8.	Holders of Monarch Community Bancorp common stock may not be able to sell their shares when desired if a liquid trading market does not develop or for $10.00 or more per share even if a liquid trading market develops.

9.	We will have broad discretion in how we use the net proceeds from this offering and we may apply these proceeds to uses that do not improve our operating results or increase the value of your investment.

10.	If we lose our executive officers, it could adversely affect our operations.

MEMBER'S SIGNATURE

Signature of Member	Date

Pentegra Services, Inc. is hereby authorized to make the above listed change(s) to this member's record.

Signature of ^ Monarch Community Bank Authorized Representative	Date

Please complete and return by 12:00 noon on ^ August 12, 2002

PROSPECTUS
Up to 2,314,375 Shares of Common Stock

MONARCH COMMUNITY BANCORP, INC.
(Proposed Holding Company for Monarch Community Bank, ^ formerly known as
Branch County Federal Savings and Loan Association of Coldwater)

       Branch County is converting from the mutual to the stock form of organization and changing its name to Monarch Community Bank. As part of the conversion, Branch County will issue all of its common stock to Monarch Community Bancorp. Monarch Community Bancorp has been formed to be the holding company for Branch County. We have ^ received conditional approval to have the common stock of Monarch Community Bancorp ^ listed for trading on the Nasdaq SmallCap Stock Market under the symbol "MCBF." No assurance can be given that the stock will be approved for listing.

TERMS OF THE OFFERING

	Minimum	Maximum	Maximum, as adjusted

Per Share Price	$10.00	$10.00	$10.00
Number of Shares	1,487,500	2,012,500	2,314,375
Underwriting Commission and Other Expenses	$860,000	$860,000	$860,000
Net Proceeds	$14,015,000	$19,265,000	$22,283,750
Net Proceeds Per Share	$9.42	$9.57	$9.63

Please refer to "Risk Factors" beginning on page ^ 11 of this document.

       The maximum, as adjusted, number of shares is 15% greater than the maximum of the appraisal valuation range. We may sell up to this number of shares with approval of the Office of Thrift Supervision and without any resolicitation of subscribers. Keefe, Bruyette & Woods, Inc. will use its best efforts to assist Monarch Community Bancorp in selling at least the minimum number of shares but does not guarantee that this number will be sold.

       The offering to depositors and borrowers of Branch County will end at 12:00 Noon, Coldwater, Michigan time, on ^ August 20 2002. We may extend this offering, without notice to you, until ^ October 4, 2002. Any additional extensions will require the approval of the Office of Thrift Supervision and the opportunity for you to modify or rescind your purchase order. Monarch Community Bancorp will hold all funds of subscribers in an interest-bearing savings account at Branch County until the conversion is completed or terminated. Funds will be returned promptly with interest if the conversion is terminated.

       Directors and executive officers of Branch County intend to purchase 9.55% and 7.06% of the stock sold at the minimum and maximum of the offering, respectively. All purchases by directors and officers are for investment purposes and not for resale. The Employee Stock Ownership Plan intends to purchase 8% of the stock sold in the offering. These purchases will count toward the minimum purchases needed to complete the offering.

       These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

       Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any other federal agency or state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

       For information on how to subscribe, call the Stock Information Center at (517) 279-0213.

KEEFE, BRUYETTE & WOODS, INC.

^ July 17, 2002

SUMMARY

       This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the stock offering fully, you should read this entire document carefully, including the consolidated financial statements and the notes to the consolidated financial statements.

The Companies:

Monarch Community Bancorp, Inc.
375 North Willowbrook Road
Coldwater, Michigan 49036

       We ^ recently changed our name from Branch County Federal Savings and Loan Association of Coldwater to Monarch Community Bank. Monarch Community Bancorp will be the holding company for Monarch Community Bank when our conversion to stock form is complete. In this document, we refer to ourselves as Branch County. Monarch Community Bancorp was formed in March 2002 in Maryland and has not engaged in any business.

       The following table shows our ownership structure after completing the conversion:

PUBLIC STOCKHOLDERS
100% of the common stock
MONARCH COMMUNITY BANCORP, INC.
100% of Monarch Community Bank common stock
MONARCH COMMUNITY BANK, NEW NAME FOR BRANCH COUNTY

^ Monarch Community Bank
375 North Willowbrook Road
Coldwater, Michigan 49036

       We are a federal mutual savings ^ institution formerly known as Branch County Federal Savings and Loan Association of Coldwater. At March 31, 2002, we had total assets of $172.7 million, deposits of $103.7 million and total retained earnings of $15.5 million. We are changing our structure by becoming a stock savings bank.

       We are a community-oriented savings bank serving primarily Branch and Hillsdale Counties in Michigan through five full service banking offices and one drive-through only office. We emphasize residential mortgage lending, including sub-prime loans, primarily originating one- to four-family mortgage loans. We also originate a wide variety of consumer loans and commercial loans.

The Stock Offering

       We are converting to stock form and offering common stock to the public primarily to better allow us to grow through expanded operations, as well as through increased branching and acquisitions. The stock form will also give us more flexibility to increase our capital position and to offer stock-based employee compensation. See "Branch County's Conversion - Our Reasons for the Corporate Change."

       We are offering between 1,487,500 and 2,012,500 shares of Monarch Community Bancorp common stock at $10.00 per share, which corresponds to the current appraisal offering range. Because of subsequent developments in the financial condition of Monarch Community Bancorp and Branch County or general market conditions before we complete the conversion, the number of shares we offer may increase to 2,314,375 shares with the approval of the Office of Thrift Supervision and without any notice to you. If so, you will not have the chance to change or cancel your stock order.

       Keefe will assist us in selling the stock. For further information about Keefe's role in the offering, see "Branch County's Conversion - Marketing Arrangements."

How We Determined the Offering Range and the $10.00 Price Per Share

       The $10.00 per share price was determined by the Board of Directors in consultation with Keefe Bruyette & Woods, Inc. The number of shares offered is based on an independent appraisal by RP Financial, L.C. of the pro forma estimated market value of the stock based on information as of March 8, 2002, and updated as of May 3, 2002, divided by the purchase price of $10.00. See pages 36 to 40.

       RP Financial has determined that as of May 3, 2002, our estimated aggregate pro forma market value was $17,500,000. Based on that estimate, we are required by Office of Thrift Supervision regulations to sell between a minimum of $14,875,000 in stock and a maximum of $20,125,000 in stock, subject to adjustment.

       RP Financial's appraisal contains an analysis of a number of factors, including but not limited to:

  our financial condition and results of operations as of March 31, 2002;

  our operating trends;

  the competitive environment in which we operate;

  operating trends of certain savings institutions and savings and loan holding companies;

  relevant economic conditions both nationally and in Michigan that affect the operations of savings institutions;

  stock market values of certain institutions; and

  stock market conditions for publicly traded savings institutions and savings and loan holding companies.

       In preparing its independent appraisal, RP Financial focused primarily on the price/earnings and price/book valuation methodologies, both of which are discussed in the appraisal report. See "Additional Information" on page 123 for how to obtain a copy of the appraisal report. The following table compares Monarch Community Bancorp's pro forma price/earnings and price/book ratios at the minimum and maximum of the offering range to the medians for all publicly traded Savings Association Insurance Fund or SAIF-Insured thrift institutions, all publicly traded Michigan thrift institutions and a comparable group of eleven publicly traded thrift institutions identified in the appraisal report. Thrift institutions in the mutual holding company structure were excluded from each comparison group.

       The pro forma price/earnings multiples for Monarch Community Bancorp presented in the following table are based on earnings for the trailing twelve months as required by regulatory appraisal guidelines. Therefore, these ratios differ from the ratios presented in the tables under "Pro Forma Data" on page 23. The table indicates that our pro forma pricing ratios are at a premium on a price/earnings basis, and at a discount on a price/book basis.

	Price/Earnings Multiple		Price/Book Ratio
	Mean(1)	Median(2)	Mean(1)	Median(2)

Monarch Community Bancorp:

Minimum	20.86x	---	53.69%	---
Maximum	27.80	---	62.26	---
Maximum, as adjusted	31.70	---	66.16	---
Median for all publicly traded SAIF-Insured thrifts	15.86	14.27x	129.77	118.46%
Median for all publicly traded Michigan thrifts	10.39	10.39	154.58	120.97
Median for the comparable group	13.35	11.44	97.76	^100.40

(1)	The mean is the arithmetic average of all the numbers in each respective category.
(2)	The median is the number in the middle of all the numbers in each respective category; half the numbers are greater than the median, and half are less than the median

       In addition, RP Financial's appraisal takes into account the effect of the additional capital raised by the sale of the common stock on the estimated pro forma market value. The number of shares is subject to change if the appraisal changes at the conclusion of the offering, and any adjustments in our estimated pro forma market value as a result of market and financial conditions would have to be approved by the OTS. See pages 36 to 40.

Terms of the Offering

       We are offering the shares of common stock to those with subscription rights in the following order of priority:

(1)	Depositors who held at least $50 with us on December 30, 2000.

(2)	The Monarch Community Bancorp employee stock ownership plan.

(3)	Depositors who held at least $50 with us on ^ June 30, 2002.

(4)	Borrowers ^ and depositors as of ^ the close of business on July 10, 2002.

(5)	Branch County's directors, officers and employees.

       Shares of common stock not subscribed for in the subscription offering will be offered to the general public in a direct community offering and, if necessary, a public offering. See pages 44 to 46.

Termination of the Offering

       The subscription offering will end at 12:00 Noon, Coldwater, Michigan time on ^ August 20, 2002. If fewer than the minimum number of shares are subscribed for in the subscription offering and we do not get orders for at least the minimum number of shares by ^ October 4, 2002, we will either:

(1)	promptly return any payment you made to us, with interest, or cancel any withdrawal authorization you gave us; or

(2)	extend the offering, if allowed, and give you notice of the extension and of your rights to cancel or change your order. If we extend the offering and you do not respond to the notice, then we will cancel your order and return your payment, with interest, or cancel any withdrawal authorization you gave us. We must complete or terminate the offering by ^ August 27, 2004.

How We Will Use the Proceeds Raised From the Sale of Common Stock

       We intend to use the net proceeds received from the stock offering, assuming completion of the offering at the minimum, maximum and maximum as adjusted of the estimated offering range, as set forth below. The percentages are based on the gross proceeds received from the stock offering. Offering expenses of approximately $860,000 have been subtracted from gross proceeds to determine net proceeds.

Minimum		Maximum		Maximum as Adjusted
Amount	Percent	Amount	Percent	Amount	Percent
$ 5,817,500	39.0%	$ 8,022,500	39.0%	$ 9,290,375	40.0%	Retained by Monarch Community Bancorp and initially placed in short-term investments for general corporate purposes
1,190,000	8.0	1,610,000	8.0	1,851,500	8.0	Employee stock ownership plan loan
7,007,500	47.0	9,632,500	47.0	11,141,875	48.0	Used to buy the stock of Branch County
$14,015,000	94.0	$19,265,000	95.0	$22,283,750	96.0	Net proceeds from stock offering

       We intend to use the proceeds at Branch County for future lending and investment, in addition to general corporate purposes. The board of directors has broad discretion in determining the ultimate use of the proceeds.

We Currently Intend to Pay a Cash Dividend in the Future

       We currently plan to pay cash dividends in the future. Proceeds of the offering retained by Monarch Community Bancorp will be available for the payment of cash dividends. However,the amount and timing of any dividends has not yet been determined. Future dividends are not guaranteed and will depend on our ability to pay them. We will not pay or take any steps to pay a tax-free dividend which qualifies as a return of capital for at least one year following the stock offering.

We ^ have Received Conditional Approval for Our Common Stock to be Listed for Trading on the Nasdaq SmallCap Stock Market

       We have received conditional approval for our common stock to be listed for trading on the Nasdaq SmallCap Stock Market under the symbol "MCBF." ^ The approval is contingent, in part, on the successful completion of our stock offering. See "Branch County's Conversion - General." Although our stock will be listed on this market, persons purchasing shares may not be able to sell their shares when they want to, or at a price equal to or above $10.00 per share.

Benefits to Management from the Offering

       We intend to establish the Monarch Community Bancorp employee stock ownership plan which will purchase 8% of the shares sold in this offering. A loan from Monarch Community Bancorp to the plan, funded by a portion of the proceeds from this offering, will be used to purchase these shares. The employee stock ownership plan will provide a retirement benefit to all employees eligible to participate in the plan.

       We also intend to adopt a stock option plan and a restricted stock plan for the benefit of directors, officers and employees, subject to shareholder approval. If we adopt the restricted stock plan, some of these individuals will be awarded stock at no cost to them. As a result, both the employee stock ownership plan and the restricted stock plan will increase the voting control of management without a cash outlay.

       The following table presents the total value of the shares of common stock, at the maximum of the offering range that would be acquired by the employee stock ownership plan and the total value of all shares to be available for award and issuance under the restricted stock plan. The table assumes that the value of the shares is $10.00 per share. The table does not include a value for the options because the price paid for the option shares will be equal to the fair market value of the common stock on the day that the options are granted. As a result, financial gains can be realized under an option only if the market price of common stock increases.

	Estimated Value of Shares	Percentage of Shares Issued in the Offering

Employee Stock Ownership Plan	$1,610,000	8.0%
Restricted Stock Awards	805,000	4.0
Stock Options	---	10.0
Total	$2,415,000	22.0%

       In addition, we entered into an employment agreement with John R. Schroll, our President and Chief Executive Officer. The agreement is designed to assist us in maintaining a stable and competent management team after the conversion. The agreement ^ has a term of two years, with automatic annual renewals, and Mr. Schroll's employment agreement ^ provides for an annual base salary in an amount not less than $119,000. In the unlikely event of a change in control of Branch County immediately following the conversion, Mr. Schroll would receive a payment of $404,000 under this employment agreement.

       For a further discussion of benefits to management, see "Management."

How to Purchase Common Stock

       Note: Once we receive your order, you cannot cancel or change it without our consent. If Monarch Community Bancorp intends to sell fewer than 1,487,500 shares or more than 2,314,375 shares, all subscribers will be notified and given the opportunity to change or cancel their orders. If you do not respond to this notice, we will return your funds promptly with interest.

       If you want to subscribe for shares you must complete an original stock order form and send it, together with full payment or withdrawal authorization, to Branch County in the postage-paid envelope provided. You must sign the certification that is part of the stock order form. We must receive your stock order form before the end of the offering period.

       You may pay for shares in any of the following ways:

•	By check or money order made payable to Monarch Community Bancorp.

•	By authorizing a withdrawal from an account at Branch County. To use funds in an Individual Retirement Account at Branch County, you must transfer your account to a self-directed account with an unaffiliated institution or broker. This process may involve fees and does take time to accomplish.

•	By cash, if delivered in person to a full-service banking office of Branch County. If paying by cash, please stop at any one of our tellers and convert your cash to a check or money order.

       We will pay interest on your subscription funds at the rate Branch County pays on statement savings accounts from the date we receive your funds until the conversion is completed or terminated. All funds authorized for withdrawal from deposit accounts with Branch County will earn interest at the applicable account rate until the conversion is completed. There will be no early withdrawal penalty for withdrawals from certificates of deposit used to pay for stock.

The Amount of Stock You May Purchase

       The minimum purchase is 25 shares. Generally, you may purchase no more than 12,500 shares of common stock offered in any single priority category. The number of shares which you may purchase together with associates or persons acting in concert is 25,000 shares of common stock or $250,000. Your associates are the following persons:

•	persons on joint accounts with you;
•	relatives living in your house;

•	companies, trusts or other entities in which you have a controlling interest or hold a position; or

•	other persons who may be acting together with you.

We may decrease or increase the maximum purchase limitation without notifying you. For additional information, see "The Conversion - Limitations on Stock Purchases" at pages 46 to 49.

Tax Consequences of the Conversion

       Branch county has received an opinion of its special counsel, Silver, Freedman & Taff, L.L.P., that:

  the conversion will qualify as a tax free reorganization; and

  no gains or loss will be recognized for federal income tax purposes by Branch County or Monarch Community Bancorp as a result of the conversion to stock form.

  members of Branch County receiving subscription rights are not expected to have any gain or loss resulting from their receipt of subscription rights.

       For further discussion of the tax consequences of the conversion, see "Branch County's Conversion - Tax Effects of the Conversion."

Stock Information Center

       If you have any questions regarding the offering or our conversion to stock form, please call the Stock Information Center at (517) 279-0213

       Branch County has a website http://www.MonarchCommunityBank.com. Upon completion of the subscription offering on ^ August 20, 2002, the website will provide a current update on the status of the offering.

Subscription Rights

       Subscription rights are not allowed to be transferred and we will act to ensure that you do not do so. We will not accept any stock orders that we believe involve the transfer of subscription rights.

Important Risks in Owning Monarch Community Bancorp's Common Stock

       Before you decide to purchase stock, you should read the "Risk Factors" section on pages 11 to 14 of this document.

RISK FACTORS

       You should consider these risk factors, in addition to the other information in this prospectus, before deciding whether to make an investment in this stock.

We are dependent on the strength of our local economy for our growth and profitability.

       The success of our business depends on our ability to generate profits and grow our franchise. Our two county market area has a population base of approximately 91,000 and an economy based primarily on manufacturing and agriculture. Our local economy is not projected to grow as rapidly as the national economy, according to a projection prepared in 2000 by CACI Marketing Systems, a division of ESRI Business Information Solutions, an information technology products and services company based in Vienna, Virginia. In addition, unemployment rates at December 31, 2001 were 6.0% in Branch County and 5.7% in Hillsdale County compared to 5.4% for the United States. Our ability to grow and increase our profitability may be hurt by our local economy.

Rising interest rates may hurt our profits.

       Interest rates are at historically low levels. If interest rates rise, our net interest income and the value of our assets would likely be reduced if interest paid on interest-bearing liabilities, such as deposits and borrowings, increases more quickly than interest received on interest-earning assets, such as loans and overnight deposits. According to Office of Thrift Supervision calculations, if interest rates increase by 2%, the net value of our assets will decrease by 5%. If interest rates increase by 3%, the net value of our assets will decrease by 11%.

After this offering, our return on equity will be low compared to other companies and our compensation expenses will increase. This could negatively impact the price of our stock.

       The proceeds we will receive from the sale of our common stock will significantly increase our capital and it will take us time to fully use this capital in our business operations. Our compensation expenses will also increase because of the costs associated with the employee stock ownership and stock-based incentive plans. Therefore, we expect our return on equity to be below our historical level and less than our regional and national peers. Our return on equity was ^ 2.6% for the three months ended March 31, 2002 and 5.1% for the year ended December 31, 2001, while our pro forma return on equity is estimated to be 2.8%. Our regional peers used in the valuation of Monarch Community Bancorp reported a return on equity of 6.3%. This low return on equity could hurt our stock price. We cannot guarantee when or if we will achieve returns on equity that are comparable to industry peers. For further information regarding pro forma income and expenses, see "Pro Forma Data."

Our loan portfolio possesses increased risk due to our sub-prime residential lending.

       Since 1985 we have originated sub-prime residential mortgage loans to borrowers in our market area. These are loans to higher risk borrowers than a typical one- to four-family residential loan. At March 31, 2002, 19.4% of our residential mortgage loans were sub-prime loans. These loans:

•	have borrowers with a credit score of less than 600. Credit scores range from a high of 800 or more to a low of 400. Approximately 13% of all borrowers nationwide who are rated under the Fair-Isaac scoring system have credit scores of less than 600; or

•	do not fall into either of our top two of four credit quality ratings, indicating increased risk of loss.

Our delinquency and foreclosure rates on our residential loan portfolio are significantly higher than our peers. We believe this is, to a significant extent, the result of our sub-prime residential lending. Because of our emphasis on sub-prime loans, we may determine it necessary to increase the level of our provision for loan losses. Increased provisions for loan losses would hurt our profits. For further information concerning the risks associated with sub-prime residential real estate loans, see "Business of Branch County - Lending Activities - One- to Four-Family Residential Real Estate Lending" and "- Asset Quality."

We may have increased expenses and losses due to our loan delinquencies and real estate owned.

       Non-performing assets consist of non-accruing loans, accruing loans delinquent 90 days or more and foreclosed assets. Our asset quality has deteriorated over the past 15 months as shown in the following table.

	At March 31, 2002	At December 31, 2001	At December 31, 2000
	(Dollars in Thousands)

Non-performing assets	$5,404	$5,548	$4,014

Non-performing assets to total assets	3.13%	3.29%	2.45%

       Our increasing non-performing assets results in additional costs in trying to collect delinquent loans, increases our costs of managing foreclosed property until we can sell it and increases our risk that we may lose money when we eventually sell the property. In addition, increasing levels of non-performing loans could require additions to our allowance for loan losses which would reduce our income in future periods.

We intend to grant stock options and restricted stock to the board and management following the conversion which could reduce your ownership interest.

       If approved by a vote of the shareholders, we intend to establish a stock option plan with a number of shares equal to 10% of the shares issued in the conversion and a restricted stock plan with a number of shares equal to 4% of the shares issued in the conversion, worth $805,000 at the purchase price, assuming the maximum of the estimated offering range, for the benefit of directors, officers and employees of Monarch Community Bancorp and Branch County. Stock options are paid for by the recipient in an amount equal to the fair market value of the stock on the date of the grant. This payment is not made until the option is actually exercised by the recipient. Restricted stock is a bonus paid in the form of stock rather than cash, and is not paid for by the recipient. The issuance of stock under the stock option plan and the restricted stock plan will result in the dilution of existing stockholders' voting interest by 9.1% and 3.8%, respectively. For further discussion regarding these plans, see "Pro Forma Data" and "Management - Benefits - Other Stock Benefit Plans."

The amount of common stock we will control, our articles of incorporation and bylaws and state and federal statutory and regulatory provisions could discourage hostile acquisitions of control.

       Our board of directors and executive officers intend to purchase approximately 7.06% of our common stock at the maximum of the offering range. All purchases by directors and officers are for investment purposes and not for resale. These purchases, together with the purchase of 8% of the shares by the employee stock ownership plan, as well as the potential acquisition of common stock through the proposed stock option plan and restricted stock plan will result in significant inside ownership of Monarch Community Bancorp. This inside ownership and provisions in our articles of incorporation and bylaws may have the effect of discouraging attempts to acquire Monarch Community Bancorp, a proxy contest for control of Monarch Community Bancorp, the assumption of control of Monarch Community Bancorp by a holder of a large block of common stock and the removal of Monarch Community Bancorp's management, all of which certain shareholders might think are in their best interests. These provisions include, among other things:

•	the staggered terms of the members of the board of directors;

•	an 80% shareholder vote requirement for the approval of any merger or consolidation of Monarch Community Bancorp into any entity that directly or indirectly owns 10% or more of Monarch Community Bancorp voting stock if the transaction is not approved in advance by at least a majority of the disinterested members of Monarch Community Bancorp's board of directors;

•	supermajority shareholder vote requirements for the approval of certain amendments to Monarch Community Bancorp's articles of incorporation and bylaws;

•	a prohibition on any holder of common stock voting more than 10% of the outstanding common stock;

•	elimination of cumulative voting by shareholders in the election of directors;

•	restrictions requiring board members to live or work in Branch County's market area;

•	restrictions on the acquisition of our equity securities;

•	the authorization of five million shares of preferred stock that could be issued without shareholder approval on terms or in circumstances that could deter a future takeover attempt; and

•	the increase in the number of authorized shares and the reclassification of shares without stockholder approval.

       In addition, the Maryland business corporation law, the state where Monarch Community Bancorp is incorporated, provides for certain restrictions on acquisition of Monarch Community Bancorp, and federal law contains restrictions on acquisitions of control of savings and loan holding companies such as Monarch Community Bancorp.

Holders of Monarch Community Bancorp common stock may not be able to sell their shares when desired if a liquid trading market does not develop or for $10.00 or more per share even if a liquid trading market develops.

       We have never issued common stock to the public. Consequently, there is no established market for the common stock. We cannot predict whether a liquid trading market in shares of Monarch Community Bancorp's common stock will develop or how liquid that market might become. Persons purchasing shares may not be able to sell their shares when they desire if a liquid trading market does not develop and may not be able to sell them at a price equal to or above $10.00 per share even if a liquid trading market develops.

We ^ will have broad discretion in how we use the net proceeds from this offering and we may apply these proceeds to uses that do not improve our operating results or increase the value of your investment.

       We will have broad discretion in how we use the net proceeds from this offering, and we may spend these proceeds in ways that do not improve our operating results or increase the value of your investment. You may not have the opportunity to evaluate the economic, financial or other information on which we base our decisions regarding how to use the proceeds from this offering.

If we lose our executive officers, it could adversely affect our operations.

       The successful future operation of Monarch Community Bancorp and Branch County is greatly dependent on the continued availability of capable executive officers. At present, the only executive officers of both Monarch Community Bancorp and Branch County are John R. Schroll, President and Chief Executive Officer, William C. Kurtz, Senior Vice President and Treasurer and Andrew J. Van Doren, Secretary and Corporate Counsel. We have entered into a ^ two-year employment agreement with Mr. Schroll. We do not have key man insurance on any of our executive officers. For further discussion of our management, see "Management - Management of Monarch Community Bancorp, Inc."

BRANCH COUNTY SELECTED FINANCIAL AND OTHER DATA

       The summary information presented below under "Selected Financial Condition Data" and "Selected Operations Data" for, and as of the end of, each of the years ended December 31 is derived from our audited financial statements. Information at March 31, 2002 and for the three months ended March 31, 2002 and 2001 is unaudited, but in the opinion of management, includes all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations as of and for these dates. The following information is only a summary and you should read it in conjunction with our financial statements and notes beginning on page F-2.

	March 31,	December 31,
	2002	2001	2000	1999	1998	1997
	(In Thousands)
Selected Financial Condition Data:
Total assets	$172,688	$168,684	$164,074	$148,514	$150,741	$139,593
Loans receivable, net	142,222	137,721	138,197	126,414	113,984	114,183
Trading securities at fair value:
Mortgage-backed securities	260	258	239	942	903	764
Investment securities, at amortized cost:
U.S. Government and Agency securities	---	---	---	---	500	500
Mortgage-backed securities	339	367	473	581	741	959
Overnight deposits at FHLB	9,839	12,035	10,254	6,814	20,822	13,103
Deposits	103,737	105,698	98,986	96,089	95,628	92,368
Federal Home Loan Bank advances	51,500	45,500	49,000	38,000	42,000	35,000
Retained earnings	15,466	15,365	14,606	13,270	12,135	10,671

	Three Months Ended March 31,		December 31,
	2002	2001	2001	2000	1999	1998	1997
	(In Thousands)
Selected Operations Data:
Total interest income	$3,232	$3,687	$14,530	$13,869	$12,525	$12,604	$11,114
Total interest expense	1,643	2,121	8,117	7,435	6,998	7,318	6,114

Net interest income	1,589	1,566	6,413	6,434	5,527	5,286	5,000
Provision for loan losses	124	150	1,039	245	180	120	16
Net interest income after provision for loan losses	1,465	1,416	5,374	6,189	5,347	5,166	4,984
Fees and service charges	255	292	1,227	1,234	1,148	899	695
Gain on sales of loans, mortgage-backed securities and investment securities	60	83	1,171	234	317	941	193
Other non-interest income	41	11	24	65	217	15	50
Total non-interest income	356	386	2,422	1,533	1,682	1,855	938
Total non-interest expense	1,667	1,570	6,738	5,636	5,365	4,800	3,551
Income before taxes	154	232	1,058	2,086	1,664	2,221	2,371
Income tax provision	53	81	299	749	530	756	790
Net income	$ 101	$ 151	$ 759	$ 1,337	$ 1,134	$ 1,465	$ 1,581

	Three Months Ended March 31,		December 31,
	2002	2001	2001	2000	1999	1998	1997
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets	^ .24%	.36%	.44%	.87%	.76%	1.01%	1.26%
Return on retained earnings (ratio of net income to average equity)	^ 2.59%	4.10%	5.05%	9.62%	8.96%	12.85%	16.00%
Interest rate spread information:
Average during period	4.01%	3.68%	3.73%	4.20%	3.57%	3.56%	3.97%
Net interest margin(1)	4.05%	3.89%	3.93%	4.44%	4.01%	3.81%	4.12%
Ratio of operating expense to average total assets	3.90%	3.71%	3.87%	3.65%	3.58%	3.31%	2.83%
Ratio of average interest-earning assets to average interest-bearing liabilities	1.02	1.05	1.04	1.03	1.02	1.03	1.06
Efficiency ratio(2)	84.20%	79.70%	74.10%	69.80%	73.80%	67.00%	59.60%

Asset Quality Ratios:
Non-performing assets to total assets at end of period	3.13%	1.64%	3.29%	2.45%	1.67%	1.03%	1.54%
Non-performing loans to total loans	1.99%	.94%	^ 2.16%	^ 1.95%	^ 1.39%	^ .99%	^ 1.61%
Allowance for loan losses to non-performing loans	^ 58.79%	72.80%	56.57%	31.78%	40.30%	50.00%	26.50%
Allowance for loan losses to loans receivable, net	1.20%	.68%	1.22%	.62%	.56%	.49%	.43%

Capital Ratios:
Retained earnings to total assets at end of period	8.96%	8.48%	9.11%	8.90%	8.93%	8.05%	7.64%
Average retained earnings to average assets	9.12%	8.69%	8.64%	9.01%	8.44%	7.86%	7.86%

Other Data:
Number of full-service offices	5	5	5	5	5	5	3

(1)       Net interest income divided by average interest earning assets.

(2)       Total noninterest expense, excluding real estate owned and repossessed property expense, as a percentage of net interest income and total noninterest income, excluding net securities transactions.

MONARCH COMMUNITY BANCORP, INC.

       Monarch Community Bancorp was incorporated under Maryland law to hold all of the stock of Branch County. Maryland was chosen as the state of incorporation because it provides protections similar to Delaware with respect to takeover, indemnification and limitations on liability, with reduced franchise taxes. Monarch Community Bancorp has received Office of Thrift Supervision approval to become a savings and loan holding company and is subject to regulation by that agency. After we complete the conversion, Monarch Community Bancorp will be a unitary thrift holding company, which means that it will own one thrift institution. Unitary thrift holding companies historically were not limited in their activities by the Office of Thrift Supervision. Recent legislation which has been enacted into law, however, will limit Monarch Community Bancorp to banking, securities, insurance and financial services-related activities. See "How We Are Regulated - Monarch Community Bancorp." Initially, Monarch Community Bancorp will not be an operating company and will have no significant assets other than all of the outstanding shares of common stock of Branch County, the net proceeds it keeps and its loan to the Monarch Community Bancorp employee stock ownership plan. Monarch Community Bancorp will have no significant liabilities. See "How We Intend to Use the Proceeds." Initially, the management of Monarch Community Bancorp and Branch County will be substantially the same. Monarch Community Bancorp intends to utilize the support staff and offices of Branch County and will pay Branch County for these services. If Monarch Community Bancorp expands or changes its business in the future, we may hire our own employees.

       We believe the proposed holding company structure will give us more flexibility to change our business activities by forming new companies which we own, or by buying other companies, including other financial institutions and financial services companies. We do not have any current plans to do these things. Monarch Community Bancorp intends to pay for its business activities with the proceeds it keeps from the conversion and the money we earn from investing the proceeds, as well as from dividends from Branch County. See "Our Policy Regarding Dividends."

       The principal executive offices of Monarch Community Bancorp will be located at 375 North Willowbrook Road, Coldwater, Michigan 49036, and its telephone number will be (517) 278-4566.

MONARCH COMMUNITY BANK

       Branch County, which ^ changed its name to Monarch Community Bank ^ on July 1, 2002, is a federally chartered and insured mutual savings institution with five full service offices and one drive-through only office. At March 31, 2002, Branch County had total assets of $172.7 million, total deposits of $103.7 million and retained earnings of $15.5 million. For more information regarding the business and operations of Branch County, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business of Branch County."

       Branch County is examined and regulated by the Office of Thrift Supervision, its primary federal regulator. Branch County is also regulated by the FDIC. Branch County is required to have certain reserves set by the Federal Reserve Board and is a member of the Federal Home Loan Bank of Indianapolis, which is one of the 12 regional banks in the Federal Home Loan Bank System.

       The executive offices of Branch County are located at 375 North Willowbrook Road, Coldwater, Michigan 49036, and its telephone number is (517) 278-4566.

HOW WE INTEND TO USE THE PROCEEDS

       Although the actual net proceeds from the sale of the shares of common stock cannot be determined until the conversion is completed, we presently anticipate that the net proceeds from the sale of the shares of common stock will be between $14.0 million and $19.3 million and up to $22.3 million assuming an increase in the estimated value of the common stock sold in the conversion by 15%. Offering expenses of approximately $860,000 have been subtracted from gross proceeds to determine net proceeds. See "Pro Forma Data" and "Branch County's Conversion - How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering" as to the assumptions used to arrive at such amounts.

       We intend to use the net proceeds received from the stock offering, assuming completion of the offering at the minimum, maximum and maximum as adjusted of the estimated offering range, as set forth below. The percentages are based on the gross proceeds received from the stock offering.

Minimum		Maximum		Maximum as Adjusted
Amount	Percent	Amount	Percent	Amount	Percent
$ 5,817,500	39.0%	$ 8,022,500	39.0%	$ 9,290,375	40.0%	Retained by Monarch Community Bancorp and initially placed in short-term investments for general corporate purposes
1,190,000	8.0	1,610,000	8.0	1,851,500	8.0	Employee stock ownership plan loan
7,007,500	47.0	9,632,500	47.0	11,141,875	48.0	Used to buy the stock of Branch County
$14,015,000	94.0	$19,265,000	95.0	$22,283,750	96.0	Net proceeds from stock offering

       Monarch Community Bancorp will retain 50% of the net conversion proceeds, from which it will fund the loan to be made to the employee stock ownership plan, and will purchase all of the capital stock of Branch County to be issued in the conversion in exchange for the remaining conversion proceeds. Monarch Community Bancorp intends to use a portion of the net proceeds to make a loan directly to the employee stock ownership plan to enable the employee stock ownership plan to purchase up to 8.0% of the shares of common stock issued in the conversion. Based upon the issuance of 1,487,500 shares of common stock and 2,012,500 shares of common stock at the minimum and maximum of the estimated offering range, respectively, the loan to the employee stock ownership plan would be $1.2 million and $1.6 million, respectively. See "Management - Benefits - Employee Stock Ownership Plan." The

remaining net proceeds retained by Monarch Community Bancorp initially may be used to invest in overnight funds at the Federal Home Loan Bank, U.S. Government and federal agency securities of various maturities, mortgage-backed or other securities, deposits in either Branch County or other financial institutions, or a combination thereof. The net proceeds may ultimately be used to:

•	support Branch County's lending activities;

•	repay borrowings in the ordinary course of business; or

•	support the future expansion of operations through the establishment of additional banking offices or other customer facilities or through acquisitions of other financial institutions or branch offices, although no such acquisition transactions are specifically being considered at this time.

The net proceeds from the conversion may also be used for other business and investment purposes, including the payment of regular or special cash dividends or possible repurchases of the common stock. Monarch Community Bancorp and Branch County have committed however, not to take any action to further the payment of any return of capital on the common stock during the one-year period subsequent to completion of the conversion. Management of Monarch Community Bancorp may consider expanding or diversifying its activities, as such opportunities become available.

       Following the one year anniversary of the completion of the conversion based upon then existing facts and circumstances, Monarch Community Bancorp's board of directors may determine to repurchase shares of common stock, subject to any applicable statutory and regulatory requirements. Such facts and circumstances may include but not be limited to:

•	market and economic factors such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and an improvement in Monarch Community Bancorp's return on equity;

•	the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and

•	any other circumstances in which repurchases would be in the best interests of Monarch Community Bancorp and its stockholders.

Any stock repurchases will be subject to the determination of Monarch Community Bancorp's board of directors that Branch County will be capitalized in excess of all applicable regulatory requirements after any such repurchases.

       The portion of the net proceeds used by Monarch Community Bancorp to purchase the capital stock of Branch County will be added to Branch County's general funds to be used for general corporate purposes, including increased lending activities. While the amount of net proceeds received by Branch County will further strengthen Branch County's capital position, which already substantially exceeds all regulatory requirements, Branch County is not converting to stock form primarily to raise capital. After the conversion, based upon the maximum of the estimated offering range, Branch County's tangible capital ratio will be approximately 12.63%. As a result, Branch County will continue to be a well-capitalized institution. The board of directors has broad discretion in determining the ultimate use of the proceeds.

       The net proceeds may vary because total expenses of the conversion may be more or less than those estimated. The net proceeds will also vary if the number of shares to be issued in the conversion is adjusted to reflect a change in the estimated pro forma market value of Branch County. Payments for shares made through withdrawals from existing deposit accounts at Branch County will not result in the receipt of new funds for investment by Branch County but will result in a reduction of Branch County's interest expense and liabilities as funds are transferred from interest-bearing certificates or other deposit accounts.

MARKET FOR THE COMMON STOCK

       Monarch Community Bancorp and Branch County have never issued capital stock, and, consequently, there is no established market for the common stock at this time. Monarch Community Bancorp has ^ received conditional approval to have its common stock quoted on the Nasdaq SmallCap Stock Market under the symbol "MCBF." ^ The development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of Monarch Community Bancorp, Branch County or any market maker. Accordingly, the number of active buyers and sellers of the common stock at any particular time may be limited. ^ Therefore, there can be no assurance that purchasers will be able to sell their shares at or above the purchase price.

OUR POLICY REGARDING DIVIDENDS

       The board of directors of Monarch Community Bancorp currently intends to pay cash dividends on the common stock in the future. However, the amount and timing of any dividends has not yet been determined. The payment of dividends will depend upon a number of factors, including capital requirements, Monarch Community Bancorp's and Branch County's financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods. Special cash dividends, stock dividends or returns of capital may, to the extent permitted by Office of Thrift Supervision policy and regulations, be paid in addition to, or in lieu of, regular cash dividends. Monarch Community Bancorp intends to file consolidated tax returns with Branch County. Accordingly, it is anticipated that any cash distributions made by Monarch Community Bancorp to its stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal and state tax purposes.

       Dividends from Monarch Community Bancorp will depend, in large part, upon receipt of dividends from Branch County, because Monarch Community Bancorp initially will have no source of income other than dividends from Branch County, earnings from the investment of proceeds from the sale of shares of common stock retained by Monarch Community Bancorp, and interest payments with respect to Monarch Community Bancorp's loan to the employee stock ownership plan. A regulation of the Office of Thrift Supervision imposes limitations on "capital distributions" by savings institutions. See "How We Are Regulated - Limitations on Dividends and Other Capital Distributions."

       Any payment of dividends by Branch County to Monarch Community Bancorp which would be deemed to be drawn out of Branch County's bad debt reserves would require a payment of taxes at the then-current tax rate by Branch County on the amount of earnings deemed to be removed from the reserves for such distribution. Branch County does not intend to make any distribution to Monarch Community Bancorp that would create such a federal tax liability. See "Taxation."

PRO FORMA DATA

       The actual net proceeds from the sale of the common stock cannot be determined until the conversion is completed. However, net proceeds are currently estimated to be between $14.0 million and $19.3 million, or $22.3 million in the event the estimated offering range is increased by 15%, based upon the following assumptions:

•	all shares of common stock will be sold through non-transferable rights to subscribe for the common stock, in order of priority, to Eligible Account Holders, the employee stock ownership plan, Supplemental Eligible Account Holders, Other Members and directors, officers and employees;

•	Keefe will receive a fee of $235,000 upon completion of the conversion; and

•	total expenses, including the marketing fees paid to Keefe, are estimated to be approximately $860,000. Actual expenses may vary from those estimated.

       Pro forma consolidated net income and stockholders' equity of Monarch Community Bancorp have been calculated for the year ended December 31, 2001 and the three months ended March 31, 2002, as if the common stock to be issued in the conversion had been sold at the beginning of the period and the net proceeds had been invested at 2.17% and 2.70%, which represents the yield on one-year U.S. Government securities at December 31, 2001 and March 31, 2002, respectively. In light of changes in interest rates in recent periods, this yield is deemed by Monarch Community Bancorp and Branch County to more accurately reflect available reinvestment rates than the arithmetic average method. The effect of withdrawals from deposit accounts for the purchase of common stock has not been reflected. A tax rate of 34% has been assumed for periods resulting in an after-tax yield of 1.43% for the year ended December 31, 2001 and 1.78% for the three months ended March 31, 2002. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock, as adjusted to give effect to the shares purchased by the employee stock ownership plan. No effect has been given in the pro forma stockholders' equity calculations for the assumed earnings on the net proceeds. As discussed under "How We Intend to Use the Proceeds," Monarch Community Bancorp intends to make a loan to fund the purchase of 8.0% of the common stock by the employee stock ownership plan and intends to retain up to 50% of the net proceeds from the conversion.

       No effect has been given in the tables to the issuance of additional shares of common stock pursuant to the proposed stock option plan. See "Management - Benefits -- Other Stock Benefit Plans." The table below gives effect to the restricted stock plan, which is expected to be adopted by Monarch Community Bancorp following the conversion and presented along with the stock option plan to stockholders for approval at an annual or special meeting of stockholders to be held at least six months following the completion of the conversion. If the restricted stock plan is approved by stockholders, the restricted stock plan intends to acquire an amount of common stock equal to 4.0% of the shares of common stock issued in the conversion, either through open market purchases or from authorized but unissued shares of common stock, if permissible. The table below assumes that stockholder approval has been obtained, as to which there can be no assurance, and that the shares acquired by the restricted stock plan are purchased in the open market at $10.00 per share. No effect has been given to Monarch Community Bancorp's results of operations after the conversion, the market price of the common stock after the conversion or a less than 4.0% purchase by the restricted stock plan.

       The pro forma stockholders' equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to stockholders in the event of liquidation.

       The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma stockholders' equity represents the difference between the stated amount of assets and liabilities of Monarch Community Bancorp computed in accordance with generally accepted accounting principles or GAAP.

	At or For the Three Months Ended March 31, 2002
	1,487,500 Shares Sold at $10.00 Per Share (Minimum of Range)	1,750,000 Shares Sold at $10.00 Per Share (Midpoint of Range)	2,012,500 Shares Sold at $10.00 Per Share (Maximum of Range)	2,314,375 Shares Sold at $10.00 Per Share (Maximum of Range, as Adjusted)(1)
	(Dollars in Thousands)

Gross proceeds	$14,875	$17,500	$20,125	$23,144
Less offering expenses and commissions	(860)	(860)	(860)	(860)

Estimated net proceeds	14,015	16,640	19,265	22,284

Less: Shares purchased by the employee stock ownership plan	(1,190)	(1,400)	(1,610)	(1,852)
Shares purchased by the restricted stock plan	(595)	(700)	(805)	(926)

Total estimated net proceeds, as adjusted(2)	$12,230	$14,540	$16,850	$19,506

Net income:
Historical	$ 101	$ 101	$ 101	$ 101
Pro forma income on net proceeds, as adjusted	55	65	75	87
Pro forma employee stock ownership plan adjustment(4)	(20)	(23)	(27)	(31)
Pro forma restricted stock plan adjustment(5)	(20)	(23)	(27)	(31)

Pro forma net income	$ 116	$ 120	$ 122	$ 126

Net income per share(3)(6):
Historical	$ 0.07	$ 0.06	$ 0.05	$ 0.04
Pro forma income on net proceeds, as adjusted	0.04	0.04	0.04	0.04
Pro forma employee stock ownership plan adjustment(4)	(0.01)	(0.01)	(0.01)	(0.01)
Pro forma restricted stock plan adjustment(5)	(0.01)	(0.01)	(0.01)	(0.01)

Pro forma net income per share(5)(7)	$ 0.09	$ 0.08	$ 0.07	$ 0.06

Number of shares outstanding for pro forma net income per share calculations(6)	1,371,475	1,613,500	1,855,525	2,133,854

Offering price to pro forma net income per share(6)	27.78x	31.25x	35.71x	41.66x

(Footnotes on next page)

	At or For the Three Months Ended March 31, 2002
	1,487,500 Shares Sold at $10.00 Per Share (Minimum of Range)	1,750,000 Shares Sold at $10.00 Per Share (Midpoint of Range)	2,012,500 Shares Sold at $10.00 Per Share (Maximum of Range)	2,314,375 Shares Sold at $10.00 Per Share (Maximum of Range, as Adjusted)(1)
	(Dollars in Thousands)
Stockholders' equity:
Historical	$15,466	$15,466	$15,466	$15,466
Estimated net proceeds	14,015	16,640	19,265	22,284
Less: Common stock acquired by the employee stock ownership plan(4)	(1,190)	(1,400)	(1,610)	(1,852)
Less: Common stock to be acquired by the restricted stock plan(5)	(595)	(700)	(805)	(926)
Pro forma stockholders' equity(4)(5)(7)(8)	$27,696	$30,006	$32,316	$34,972
Stockholders' equity per share(6):
Historical	$ 10.40	$ 8.84	$ 7.68	$ 6.69
Estimated net proceeds	9.42	9.51	9.57	9.63
Less: Common stock acquired by the employee stock ownership plan(4)	(0.80)	(0.80)	(0.80)	(0.80)
Common stock to be acquired by the restricted stock plan(5)	(0.40)	(0.40)	(0.40)	(0.40)
Pro forma stockholders' equity per share(4)(5)(7)(8)	$18.62	$17.15	$16.05	$15.11

Offering price as a percentage of pro forma stockholders' equity per share(6)	53.71%	58.31%	62.31%	66.18%

Number of shares outstanding for pro forma stockholders' equity per share calculations(6)	1,487,500	1,750,000	2,012,500	2,314,375

_________________

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the conversion.

(2)	Estimated net proceeds, as adjusted, consist of the estimated net proceeds from the conversion minus (i) the proceeds attributable to the purchase by the employee stock ownership plan and (ii) the value of the shares to be purchased by the restricted stock plan, subject to stockholder approval, after the conversion at an assumed purchase price of $10.00 per share.

(3)	Per share net income data is based on 1,371,475 shares of common stock outstanding at the minimum of the estimated offering range, 1,613,500 shares of common stock outstanding at the midpoint of this range, 1,855,525 shares of common stock outstanding at the maximum of this range and 2,133,854 shares of common stock outstanding at 15% above the maximum of this range, during the three months ended March 31, 2002, which represents shares sold in the conversion and shares to be allocated or distributed under the employee stock ownership plan and restricted stock plan for the periods presented.

(4)	It is assumed that 8.0% of the shares of common stock issued in the conversion will be purchased by the employee stock ownership plan with funds loaned by Monarch Community Bancorp. Monarch Community Bancorp and Branch County intend to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and interest requirement of the debt. The pro forma net earnings assumes (i) that the loan to the employee stock ownership plan is payable over 10 years, with the employee stock ownership plan shares having an average fair value of $10.00 per share in accordance with SOP 93-6 of the AICPA , entitled "Employers' Accounting for Employee Stock Ownership Plans," and (ii) the effective tax rate was 34% for the period. See "Management - Benefits -- Employee Stock Ownership Plan."

(5)	It is assumed that the restricted stock plan will purchase, following stockholder approval of such plan, a number of shares of common stock equal to 4.0% of the shares of common stock issued in the conversion for issuance to directors, officers and employees. Funds used by the restricted stock plan to purchase the shares initially will be contributed to the restricted stock plan by Monarch Community Bancorp. It is further assumed that the shares were acquired by the restricted stock plan at the beginning of the periods presented in open market purchases at the $10.00 purchase price and that 5% of the amount contributed, net of taxes, was an amortized expense during the three months ended March 31, 2002. The issuance of authorized but unissued shares of common stock pursuant to the restricted stock plan in the amount of 4.0% of the common stock sold in the offering would dilute the voting interests of existing stockholders by approximately 3.8% and under such circumstances pro forma net earnings per share for the three months ended March 31, 2002 would be $0.08, $0.07, $0.07 and $0.06 at the minimum, midpoint, maximum and 15% above the maximum of the estimated offering range, respectively, and pro forma stockholders' equity per share as of March 31, 2002 would be $18.29, $16.87, $15.82 and $14.91 at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively. There can be no assurance that the actual purchase price of shares purchased by or issued to the restricted stock plan will be $10.00 per share. See "Management - Benefits -- Other Stock Benefit Plans."

(6)	The per share calculations are determined by adding the number of shares sold in the conversion and for purposes of calculating net income per share, in accordance with SOP 93-6, subtracting 116,025 shares, 136,500 shares, 156,975 shares, and 180,521 shares, at the minimum, midpoint, maximum and 15% above the maximum of the offering range, respectively, representing the employee stock ownership plan shares which have not been committed for release during the three months ended March 31, 2002. See note 3 above. For purposes of calculating pro forma stockholders' equity per share, it is assumed that shares outstanding total 1,487,500 shares at the minimum of the estimated pro forma market value of Branch County at the estimated valuation range, 1,750,000 shares at the midpoint of the range, 2,012,500 shares at the maximum of the range and 2,314,375 shares at 15% above the maximum of the range, respectively.

(7)	No effect has been given to the issuance of additional shares of common stock pursuant to the stock option plan, which will be adopted by Monarch Community Bancorp following the conversion and presented for approval by stockholders at an annual or special meeting of stockholders of Monarch Community Bancorp held at least six months following the completion of the conversion. If the stock option plan is approved by stockholders, an amount equal to 10% of the common stock issued in the conversion, or 148,750 shares at the minimum of the estimated offering range, 175,000 shares at the midpoint of the range, 201,250 shares at the maximum of the range and 234,375 shares at 15% above the maximum of the range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the stock option plan. The issuance of common stock pursuant to the exercise of options under the stock option plan will result in the dilution of existing stockholders' voting interests by approximately 9.1%. Assuming stockholder approval of the stock option plan, that all these options were exercised at the beginning of the period at an exercise price of $10.00 per share and that the shares to fund the restricted stock plan are acquired through open market purchases at the purchase price, pro forma net earnings per share for the three months ended March 31, 2002 would be $0.08, $0.07, $0.06, and $0.06 at the minimum, midpoint, maximum and 15% above the maximum of the estimated offering range, respectively, and pro forma stockholders' equity per share at March 31, 2002 would be $17.84, $16.50, $15.51 and $14.65 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively. See "Management - Benefits -- Other Stock Benefit Plans."

(8)	The equity capital of Branch County will be substantially restricted because of the liquidation account set up in connection with this offering and certain distributions from Branch County's equity capital may be treated as being from its accumulated bad debt reserve for tax purposes, which would cause Branch County to have additional taxable income. See "Taxation - Federal Taxation." Pro forma stockholders' equity and pro forma stockholders' equity per share do not give effect to the liquidation account or the bad debt reserves established by Branch County for federal income tax purposes in the event of a liquidation of Branch County.

	At or For the Year Ended December 31, 2001
	1,487,500 Shares Sold at $10.00 Per Share (Minimum of Range)	1,750,000 Shares Sold at $10.00 Per Share (Midpoint of Range)	2,012,500 Shares Sold at $10.00 Per Share (Maximum of Range)	2,314,375 Shares Sold at $10.00 Per Share (Maximum of Range, as Adjusted)(1)
	(Dollars in Thousands)

Gross proceeds	$14,875	$17,500	$20,125	$23,144
Less offering expenses and commissions	(860)	(860)	(860)	(860)

Estimated net proceeds	14,015	16,640	19,265	22,284

Less: Shares purchased by the employee stock ownership plan	(1,190)	(1,400)	(1,610)	(1,852)
Shares purchased by the restricted stock plan	(595)	(700)	(805)	(926)

Total estimated net proceeds, as adjusted(2)	$12,230	$14,540	$16,850	$19,506

Net income:
Historical	$ 759	$ 759	$ 759	$ 759
Pro forma income on net proceeds, as adjusted	175	208	241	279
Pro forma employee stock ownership plan adjustment(4)	(79)	(92)	(106)	(122)
Pro forma restricted stock plan adjustment(5)	(79)	(92)	(106)	(122)

Pro forma net income	$ 776	$ 783	$ 788	$ 794

Net income per share(3)(6):
Historical	$ 0.55	$ 0.47	$ 0.41	$ 0.35
Pro forma income on net proceeds, as adjusted	0.13	0.13	0.13	0.13
Pro forma employee stock ownership plan adjustment(4)	(0.06)	(0.06)	(0.06)	(0.06)
Pro forma restricted stock plan adjustment(5)	(0.06)	(0.06)	(0.06)	(0.06)

Pro forma net income per share(5)(7)	$ 0.56	$ 0.48	$ 0.42	$ 0.36

Number of shares outstanding for pro forma net income per share calculations(6)	1,380,400	1,624,000	1,867,600	2,147,740

Offering price to pro forma net income per share(6)	17.86x	20.83x	23.81x	27.78x

(Footnotes on next page)

	At or For the Year Ended December 31, 2001
	1,487,500 Shares Sold at $10.00 Per Share (Minimum of Range)	1,750,000 Shares Sold at $10.00 Per Share (Midpoint of Range)	2,012,500 Shares Sold at $10.00 Per Share (Maximum of Range)	2,314,375 Shares Sold at $10.00 Per Share (Maximum of Range, as Adjusted)(1)
	(Dollars in Thousands)
Stockholders' equity:
Historical	$15,365	$15,365	$15,365	$15,365
Estimated net proceeds	14,015	16,640	19,265	22,284
Less: Common stock acquired by the employee stock ownership plan(4)	(1,190)	(1,400)	(1,610)	(1,852)
Less: Common stock to be acquired by the restricted stock plan(5)	(595)	(700)	(805)	(926)
Pro forma stockholders' equity(4)(5)(7)(8)	$27,595	$29,905	$32,215	$34,871
Stockholders' equity per share(6):
Historical	$ 10.33	$ 8.78	$ 7.63	$ 6.64
Estimated net proceeds	9.42	9.51	9.57	9.63
Less: Common stock acquired by the employee stock ownership plan(4)	(0.80)	(0.80)	(0.80)	(0.80)
Common stock to be acquired by the restricted stock plan(5)	(0.40)	(0.40)	(0.40)	(0.40)
Pro forma stockholders' equity per share(4)(5)(7)(8)	$18.55	$17.09	$16.00	$15.07

Offering price as a percentage of pro forma stockholders' equity per share(6)	53.91%	58.51%	62.50%	66.36%

Number of shares outstanding for pro forma stockholders' equity per share calculations(6)	1,487,500	1,750,000	2,012,500	2,314,375

_________________

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the conversion.

(2)	Estimated net proceeds, as adjusted, consist of the estimated net proceeds from the conversion minus (i) the proceeds attributable to the purchase by the employee stock ownership plan and (ii) the value of the shares to be purchased by the restricted stock plan, subject to stockholder approval, after the conversion at an assumed purchase price of $10.00 per share.

(3)	Per share net income data is based on 1,380,400 shares of common stock outstanding at the minimum of the estimated offering range, 1,624,000 shares of common stock outstanding at the midpoint of this range, 1,867,600 shares of common stock outstanding at the maximum of this range and 2,147,740 shares of common stock outstanding at 15% above the maximum of this range, during the year ended December 31, 2001, which represents shares sold in the conversion and shares to be allocated or distributed under the employee stock ownership plan and restricted stock plan for the periods presented.

(4)	It is assumed that 8.0% of the shares of common stock issued in the conversion will be purchased by the employee stock ownership plan with funds loaned by Monarch Community Bancorp. Monarch Community Bancorp and Branch County intend to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and interest requirement of the debt. The pro forma net earnings assumes (i) that the loan to the employee stock ownership plan is payable over 10 years, with the employee stock ownership plan shares having an average fair value of $10.00 per share in accordance with SOP 93-6 of the AICPA , entitled "Employers' Accounting for Employee Stock Ownership Plans," and (ii) the effective tax rate was 34% for the period. See "Management - Benefits -- Employee Stock Ownership Plan."

(5)	It is assumed that the restricted stock plan will purchase, following stockholder approval of such plan, a number of shares of common stock equal to 4.0% of the shares of common stock issued in the conversion for issuance to directors, officers and employees. Funds used by the restricted stock plan to purchase the shares initially will be contributed to the restricted stock plan by Monarch Community Bancorp. It is further assumed that the shares were acquired by the restricted stock plan at the beginning of the periods presented in open market purchases at the $10.00 purchase price and that 20% of the amount contributed, net of taxes, was an amortized expense during the year ended December 31, 2001. The issuance of authorized but unissued shares of common stock pursuant to the restricted stock plan in the amount of 4.0% of the common stock sold in the offering would dilute the voting interests of existing stockholders by approximately 3.8% and under such circumstances pro forma net earnings per share for the year ended December 31, 2001 would be $0.55, $0.47, $0.41 and $0.36 at the minimum, midpoint, maximum and 15% above the maximum of the estimated offering range, respectively, and pro forma stockholders' equity per share December 31, 2001 would be $18.22, $16.82, $15.78 and $14.87 at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively. There can be no assurance that the actual purchase price of shares purchased by or issued to the restricted stock plan will be $10.00 per share. See "Management - Benefits -- Other Stock Benefit Plans."

(6)	The per share calculations are determined by adding the number of shares sold in the conversion and for purposes of calculating net income per share, in accordance with SOP 93-6, subtracting 107,100 shares, 126,000 shares, 144,900 shares, and 166,635 shares, at the minimum, midpoint, maximum and 15% above the maximum of the offering range, respectively, representing the employee stock ownership plan shares which have not been committed for release during the year ended December 31, 2001. See note 3 above. For purposes of calculating pro forma stockholders' equity per share, it is assumed that shares outstanding total 1,487,500 shares at the minimum of the estimated pro forma market value of Branch County at the estimated valuation range, 1,750,000 shares at the midpoint of the range, 2,012,500 shares at the maximum of the range and 2,314,375 shares at 15% above the maximum of the range, respectively.

(7)	No effect has been given to the issuance of additional shares of common stock pursuant to the stock option plan, which will be adopted by Monarch Community Bancorp following the conversion and presented for approval by stockholders at an annual or special meeting of stockholders of Monarch Community Bancorp held at least six months following the completion of the conversion. If the stock option plan is approved by stockholders, an amount equal to 10% of the common stock issued in the conversion, or 148,750 shares at the minimum of the estimated offering range, 175,000 shares at the midpoint of the range, 201,250 shares at the maximum of the range and ^ 231,437 shares at 15% above the maximum of the range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the stock option plan. The issuance of common stock pursuant to the exercise of options under the stock option plan will result in the dilution of existing stockholders' voting interests by approximately 9.1%. Assuming stockholder approval of the stock option plan, that all these options were exercised at the beginning of the period at an exercise price of $10.00 per share and that the shares to fund the restricted stock plan are acquired through open market purchases at the purchase price, pro forma net earnings per share for the year ended December 31, 2001 would be $0.52, $0.45, $0.39, and $0.35 at the minimum, midpoint, maximum and 15% above the maximum of the estimated offering range, respectively, and pro forma stockholders' equity per share at December 31, 2001 would be $17.77, $16.44, $15.46 and $14.61 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively. See "Management - Benefits -- Other Stock Benefit Plans."

(8)	The equity capital of Branch County will be substantially restricted because of the liquidation account set up in connection with this offering and certain distributions from Branch County's equity capital may be treated as being from its accumulated bad debt reserve for tax purposes, which would cause Branch County to have additional taxable income. See "Taxation - Federal Taxation." Pro forma stockholders' equity and pro forma stockholders' equity per share do not give effect to the liquidation account or the bad debt reserves established by Branch County for federal income tax purposes in the event of a liquidation of Branch County.

CAPITALIZATION

       The following table presents the historical capitalization of Branch County at March 31, 2002, and the pro forma consolidated capitalization of Monarch Community Bancorp after giving effect to the conversion, based upon the sale of the number of shares shown below and the other assumptions set forth under "Pro Forma Data."

	Monarch Community Bancorp - Pro Forma Based Upon Sale at $10.00 Per Share
	Branch County Historical Capitalization	1,487,500 Shares (Minimum of Range)	1,750,000 Shares (Midpoint of Range)	2,012,500 Shares (Maximum of Range)	2,314,375 Shares(1) (Maximum of Range, as Adjusted)
	(In Thousands)

Deposits(2)	$103,737	$103,737	$103,737	$103,737	$103,737
Federal Home Loan Bank advances	51,500	51,500	51,500	51,500	51,500
Total deposits and borrowings	$155,237	$155,237	$155,237	$155,237	$155,237

Stockholders' equity
Preferred stock, $0.01 par value, 5,000,000 shares authorized, none issued	$ ---	$ ---	$ ---	$ ---	$ ---
Common stock, $0.01 par value, 20,000,000 shares authorized; shares to be issued as reflected(3)	---	15	18	20	23
Additional paid-in capital	---	14,000	16,622	19,245	22,261
Retained earnings	15,466	15,466	15,466	15,466	15,466
Common stock to be acquired by the employee stock ownership plan(4)	---	(1,190)	(1,400)	(1,610)	(1,852)
Common stock to be acquired by the restricted stock plan(5)	---	(595)	(700)	(805)	(926)

Total stockholders' equity	$ 15,466	$ 27,696	$ 30,006	$ 32,316	$ 34,972

________________

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the conversion.

(2)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the conversion. Any withdrawals would reduce pro forma deposits by the amount of the withdrawals.

(3)	Reflects the issuance of the shares of common stock to be sold in the conversion. No effect has been given to the issuance of additional shares of common stock pursuant to the proposed stock option plan. See "Pro Forma Data" and "Management - Benefits - Other Stock Benefit Plans."

(4)	Assumes that 8.0% of the common stock issued in the conversion will be purchased by the employee stock ownership plan, which is reflected as a reduction from stockholders' equity. The employee stock ownership plan shares will be purchased with funds loaned to the employee stock ownership plan by Monarch Community Bancorp. See "Pro Forma Data" and "Management - Benefits -- Employee Stock Ownership Plan."

(5)	Monarch Community Bancorp intends to adopt the restricted stock plan and to submit such plan to stockholders at an annual or special meeting of stockholders held at least six months following the completion of the conversion. If the plan is approved by stockholders, Monarch Community Bancorp intends to contribute sufficient funds to the restricted stock plan to enable the plan to purchase a number of shares of common stock equal to 4.0% of the common stock issued in the conversion. Assumes that stockholder approval has been obtained and that the shares have been purchased in the open market at the purchase price. However, in the event Monarch Community Bancorp issues authorized but unissued shares of common stock to the restricted stock plan in the amount of 4.0% of the common stock issued in the conversion, the voting interests of existing stockholders would be diluted approximately 3.8%. The shares are reflected as a reduction of stockholders' equity. See "Pro Forma Data" and "Management - Benefits -- Other Stock Benefit Plans."

BRANCH COUNTY

EXCEEDS ALL REGULATORY CAPITAL REQUIREMENTS

       At March 31, 2002, Branch County exceeded all of the regulatory capital requirements applicable to it. The table on the following page sets forth the historical regulatory capital of Branch County at March 31, 2002 and the pro forma regulatory capital of Branch County after giving effect to the conversion, based upon the sale of the number of shares shown in the table. The pro forma regulatory capital amounts reflect the receipt by Branch County of 50% of the net stock proceeds, minus the amounts to be loaned to the employee stock ownership plan and the amounts contributed to the restricted stock plan. The pro forma risk-based capital amounts assume the investment of the net proceeds received by Branch County in assets which have a risk-weight of 20% under applicable regulations, as if such net proceeds had been received and so applied at March 31, 2002.

			Pro Forma at March 31, 2002
	Historical at March 31, 2002		1,487,500 Shares Sold at $10.00 per Share		1,750,000 Shares Sold at $10.00 per Share		2,012,500 Shares Sold at $10.00 per Share		2,314,375 Shares Sold at $10.00 per Share
	Amount	Percent of Assets(1)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in Thousands)

Equity capital under GAAP	$15,466	8.96%	$21,284	11.84%	$22,386	12.37%	$23,489	12.88%	$24,756	13.47%

Tangible capital:
Actual	$14,940	8.68%	$20,758	11.59%	$21,860	12.11%	$22,963	12.63%	$24,230	13.22%
Requirement	2,582	1.50	2,687	1.50	2,707	1.50	2,727	1.50	2,749	1.50

Excess	$12,358	7.18%	$18,071	10.09%	$19,153	10.61%	$20,236	11.13%	$21,481	11.72%

Tier one risk-based capital:
Actual	$14,940	12.45%	$20,758	17.09%	$21,860	17.96%	$22,963	18.83%	$24,230	19.82%
Requirement	4,801	4.00	4,857	4.00	4,868	4.00	4,878	4.00	4,890	4.00

Excess	$10,139	8.45%	$15,901	13.09%	$16,992	13.96%	$18,084	14.83%	$19,340	15.82%

Total risk-based capital:
Actual	$16,443	13.70%	$22,261	18.33%	$23,363	19.20%	$24,466	20.06%	$25,733	21.05%
Requirement	9,602	8.00	9,714	8.00	9,735	8.00	9,756	8.00	9,781	8.00

Excess	$ 6,841	5.70%	$12,547	10.33%	$13,628	11.20%	$14,709	12.06%	$15,953	13.05%

________________

(1)       Adjusted total or adjusted risk-weighted assets, as appropriate.

BRANCH COUNTY'S CONVERSION

       The board of directors of Branch County and the Office of Thrift Supervision have approved the plan of conversion. Office of Thrift Supervision approval is subject to approval of the plan of conversion by our members and to the satisfaction of certain other conditions imposed by the Office of Thrift Supervision. Office of Thrift Supervision approval does not constitute a recommendation or endorsement of the plan of conversion.

General

       On February 21, 2002, we adopted a plan of conversion pursuant to which we will convert from a federally chartered mutual savings institution to a federally chartered stock savings institution and at the same time become a wholly owned subsidiary of Monarch Community Bancorp. The conversion will include adoption of the proposed federal stock charter and bylaws, which will authorize us to issue capital stock. Under the plan, Branch County common stock is being sold to Monarch Community Bancorp and Monarch Community Bancorp common stock is being offered to our eligible depositors and borrowers, the employee stock ownership plan, other members, directors, officers and employees, and then to the public. The conversion will be accounted for at historical cost in a manner similar to a pooling of interests. The Office of Thrift Supervision has approved Monarch Community Bancorp's application to become a savings and loan holding company and to acquire all of Branch County's common stock to be issued in the conversion.

       The shares of Monarch Community Bancorp common stock are first being offered in a subscription offering to holders of subscription rights. To the extent shares of common stock remain available after the subscription offering, shares may be offered in a direct community offering on a best efforts basis through Keefe in such a manner as to promote a wide distribution of the shares. The direct community offering, if any, may commence with, at any time during, or as soon as practicable after the commencement of the subscription offering. Shares not subscribed for in the subscription offering and direct community offering may be offered for sale on a best efforts basis in a public offering conducted by Keefe. We have the right, in our sole discretion, to accept or reject, in whole or in part, any orders to purchase shares of common stock received in the direct community offering and the public offering. See "- Direct Community Offering" and "- Public Offering."

       Subscriptions for shares will be subject to the maximum and minimum purchase limitations set forth in the plan of conversion. See "- Limitations on Stock Purchases."

       The completion of the offering is subject to market conditions and other factors beyond our control. No assurance can be given as to the length of time that will be required following approval of the plan at the meeting of our members to complete the sale of shares being offered in the conversion. If delays are experienced, significant changes may occur in the estimated offering range with corresponding changes in the offering price and the net proceeds to be realized by us from the sale of the shares. In the event the conversion is terminated, we will charge all conversion expenses against current income and any funds collected by us in the offering will be promptly returned, with interest, to each subscriber.

Our Reasons for the Corporate Change

       As a mutual institution, Branch County has no authority to issue shares of capital stock and consequently has no access to market sources of equity capital. Only by generating and retaining earnings from year to year is Branch County able to increase its capital position.

       As a stock corporation upon the completion of the conversion, we will be organized in the form used by commercial banks, most major corporations and a majority of savings institutions. The ability to raise new equity capital through the issuance and sale of Branch County's or Monarch Community Bancorp's capital stock will allow us the flexibility to increase our capital position more rapidly than by accumulating earnings and at times deemed advantageous by our board of directors. It will also support future growth and expanded operations, including increased lending and investment activities, as business and regulatory needs require. The ability to attract new capital also will help us address the needs of the communities we serve and enhance our ability to make acquisitions or expand into new businesses. The acquisition alternatives available to us are quite limited as a mutual institution, because of a requirement in the Office of Thrift Supervision regulations that the surviving institution in a merger involving a mutual institution generally must be in mutual form. After the conversion, we will have increased ability to merge with other institutions and Monarch Community Bancorp may acquire control of other stock savings associations and retain the acquired institution as a separate subsidiary of Monarch Community Bancorp. Finally, the ability to issue capital stock will enable Branch County to establish stock compensation plans for directors, officers and employees, giving them equity interests in Monarch Community Bancorp and greater incentive to improve its performance. For a description of the stock compensation plans which will be adopted by us in connection with the conversion, see "Management."

       After considering the advantages and disadvantages of the conversion, as well as applicable fiduciary duties and alternative transactions, the board of directors of Branch County approved the conversion as being in the best interests of Branch County and equitable to its account holders.

Effects of the Conversion

       General. The conversion will have no effect on our present business of accepting deposits and investing our funds in loans and other investments permitted by law. The conversion will not result in any change in the existing services provided to depositors and borrowers, or in existing offices, management and staff. We will continue to be subject to regulation, supervision and examination by the Office of Thrift Supervision and the FDIC.

       Deposits and Loans. Each holder of a deposit account in Branch County at the time of the conversion will continue as an account holder in Branch County after the conversion, and the conversion will not affect the deposit balance, interest rate or other terms of such accounts. Each account will be insured by the FDIC to the same extent as before the conversion. Our depositors will continue to hold their existing certificates, passbooks and other evidence of their accounts. The conversion will not affect the loan terms of any of our borrowers. The amount, interest rate, maturity, security for and obligations under each loan will remain as they existed prior to the conversion. See "-- Voting Rights" and "-- Depositors' Rights if We Liquidate" below for a discussion of the effects of the conversion on the voting and liquidation rights of the depositors of Branch County.

       Continuity. The board of directors presently serving Branch County will serve as the board of directors of Branch County after the conversion. The initial members of the board of directors of Monarch Community Bancorp will consist of the individuals currently serving on the board of directors of Branch County. After the conversion, the voting stockholders of Monarch Community Bancorp will elect approximately one-third of Monarch Community Bancorp's directors annually. All current officers of Branch County will retain their positions with Branch County after the conversion.

       Voting Rights. After completion of the conversion, depositor and borrower members will have no voting rights in Branch County or Monarch Community Bancorp and, therefore, will not be able to elect directors of Branch County or Monarch Community Bancorp or to control their affairs. Currently these rights are held by depositors and certain borrowers of Branch County. After the conversion, voting rights in Monarch Community Bancorp will be vested exclusively in the stockholders of Monarch Community Bancorp, which will own all of the outstanding common stock of Branch County. Each holder of common stock will be entitled to vote on any matter to be considered by the stockholders of Monarch Community Bancorp, subject to the provisions of Monarch Community Bancorp's charter.

       Depositor's Rights if We Liquidate. We have no plans to liquidate, either before or after the completion of the conversion. However, if there should ever be a complete liquidation of Branch County, either before or after conversion, deposit account holders would receive the protection of insurance by the FDIC up to applicable limits. In addition, liquidation rights before and after the conversion would be as follows:

Liquidation Rights in Present Mutual Institution. In addition to the protection of FDIC insurance up to applicable limits, in the event of the complete liquidation of Branch County, each holder of a deposit account would receive his or her pro rata share of any assets of Branch County remaining after payment of claims of all creditors (including the claims of all depositors in the amount of the withdrawal value of their accounts). Each holder's pro rata share of the remaining assets, if any, would be in the same proportion of the assets as the balance in his or her deposit account was to the aggregate balance in all our deposit accounts at the time of liquidation.

Liquidation Rights in Proposed Converted Institution. After conversion, each deposit account holder, in the event of the complete liquidation of Branch County, would have a claim of the same general priority as the claims of all our other general creditors in addition to the protection of FDIC insurance up to applicable limits. Therefore, except as described below, the deposit account holder's claim would be solely in the amount of the balance in his or her deposit account plus accrued interest. A deposit account holder would have no interest in the assets of Branch County above that amount, if any.

The plan of conversion provides for the establishment, upon the completion of the conversion, of a special "liquidation account" for the benefit of eligible account holders (i.e., eligible depositors at December 30, 2000) and supplemental account holders (i.e., eligible depositors at ^ June 30). Each eligible account holder and supplemental eligible account holder, if he or she continues to maintain his or her deposit account with Branch County, would be entitled upon the complete liquidation of Branch County after conversion, to an interest in the liquidation account prior to any payment to stockholders. Each eligible account holder would have an initial interest in the liquidation account for each deposit account held with Branch County on the qualifying date, December 30, 2000. Each supplemental eligible account holder would have a similar interest as of that qualifying date, ^ June 30, 2002. The interest as to each deposit account would be in the same proportion of the total liquidation account as the balance of the deposit account on the qualifying dates was to the aggregate balance in all the deposit accounts of eligible account holders and supplemental eligible account holders on the qualifying dates. However, if the amount in the deposit account on any annual closing date (December 31) is less than the amount in the account on the respective qualifying dates, then the interest in this special liquidation account would be reduced at that time by an amount proportionate to any reduction, and the interest would cease to exist if the deposit account was closed. The interest in the special liquidation account will never be increased despite any increase in the related deposit account after the respective qualifying dates.

Any assets remaining after the above liquidation rights of eligible account holders and supplemental eligible account holders were satisfied would be distributed to Monarch Community Bancorp as the sole stockholder of Branch County.

       Tax Effects of the Conversion. Branch County has received an opinion from its special counsel, Silver, Freedman & Taff, L.L.P., Washington, D.C., that the conversion will constitute a tax free reorganization under the Internal Revenue Code and that no gain or loss will be recognized for federal income tax purposes by Branch County or Monarch Community Bancorp as a result of the completion of the conversion.

       If the liquidation rights in Monarch Community Bank or subscription rights to purchase Monarch Community Bancorp common stock have a market value when received, or in the case of subscription rights, when exercised, then depositors receiving or exercising these rights may have a taxable gain. Any gain will be limited to the fair market value of these rights.

       Liquidation rights are the proportionate interest of certain depositors of Branch County in the special liquidation account to be established by Monarch Community Bank under the plan of conversion. See "-Depositors Rights if We Liquidate." Special counsel has concluded that the liquidation rights will have nominal, if any, fair market value.

       The subscription rights are the preferential rights of eligible subscribers to purchase shares of Monarch Community Bancorp, Inc. common stock in the conversion. See "-Subscription Offering and Subscription Rights." Since the subscription rights are acquired without cost, are not transferable, last for only a short time period and give the recipients a right to purchase stock in the conversion only at fair market value, special counsel believes these rights do not have any taxable value when they are granted or exercised.

       Special counsel's opinion states that it is not aware of the IRS claiming in any similar conversion transaction that liquidation rights or subscription rights have any market value. Because there are no judicial opinions or official IRS positions on this issue, however, special counsel's opinion relating to liquidation rights and subscription rights comes to a reasoned conclusion instead of an absolute conclusion on these issues. Special counsel's conclusion is supported by the appraisal letter received by Branch County from RP Financial which states that the subscription rights do not have any value when they are distributed or exercised.

       If the IRS disagrees and says the subscription rights have value, income may be recognized by recipients of these rights, in certain cases whether or not the rights are exercised. This income may be capital gain or ordinary income, and Monarch Community Bancorp and Branch County could recognize gain on the distribution of these rights. Eligible subscribers are encouraged to consult with their own tax advisor regarding any tax consequences if subscription rights are deemed to have value.

       Special counsel has also concluded that there are no other material federal income tax consequences in connection with the conversion.

       The opinion of special counsel makes certain assumptions consisting solely of 26 factual matters that would be contained in a representation letter of Branch County to the IRS if it were seeking a private letter ruling relating to the federal income tax consequences of the conversion. Special counsel's opinion is based on the Internal Revenue Code, regulations now in effect or proposed, current administrative rulings and practice and judicial authority, all of which are subject to change. Any change may be made with retroactive effect. Unlike private letter rulings received from the IRS, special counsel's opinion is not binding on the IRS and there can be no assurance that the IRS will not take a position contrary to the positions reflected in special counsel's opinion, or that special counsel's opinion will be upheld by the courts if challenged by the IRS.

       Branch County has also obtained an opinion from Plante & Moran, LLP that the income tax effects of the conversion under Michigan tax laws will be substantially the same as the federal income tax consequences described above.

How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering

       The plan of conversion requires that the purchase price of the common stock must be based on the appraised pro forma market value of Monarch Community Bancorp and Branch County, as determined on the basis of an independent valuation. We have retained RP Financial to make this valuation. RP Financial is an independent firm with significant experience in conducting valuations for mutual to stock conversions. Branch County has had no prior business relationship with RP Financial. For its services in making this appraisal, RP Financial's fees and out-of-pocket expenses are estimated to be $25,000. We have agreed to indemnify RP Financial and any employees of RP Financial who act for or on behalf of RP Financial in connection with the appraisal against any and all loss, cost, damage, claim, liability or expense of any kind, including claims under federal and state securities laws, arising out of any misstatement or untrue statement of a material fact or an omission to state a material fact in the information supplied by Branch County to RP Financial, unless RP Financial is determined to be negligent or otherwise at fault.

       An appraisal has been made by RP Financial in reliance upon the information contained in this prospectus, including the financial statements. RP Financial also considered the following factors, among others:

•	the present and projected operating results and financial condition of Monarch Community Bancorp and Branch County and the economic and demographic conditions in Branch County's existing marketing area;

•	certain historical, financial and other information relating to Branch County;

•	a comparative evaluation of the operating and financial statistics of Branch County with those of other similarly situated publicly traded thrift holding companies;

•	the aggregate size of the offering of the common stock;

•	the impact of the conversion on Branch County's net worth and earnings potential;

•	the proposed dividend policy of Monarch Community Bancorp and Branch County; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

All of the above information that relates to Branch County was prepared by Branch County.

       In determining the amount of the appraisal, RP Financial reviewed Monarch Community Bancorp's price/earnings, price/book and price/assets ratios on a pro forma basis giving effect to the net conversion proceeds to the comparable ratios for a peer group consisting of eleven thrift holding companies based in the midwestern states of Michigan and Illinois. The peer group included companies with:

•	assets averaging $237 million;

•	non-performing assets averaging 0.86% of total assets;

•	loans receivable averaging 75% of total assets;

•	equity equal to 14.0% of assets;

•	price/earnings ratios equal to an average of 13.4x and ranging from 9.6x to 20.7x; and

•	net income averaging 0.9% of average assets.

       The pro forma price/earnings multiples for Monarch Community Bancorp represented in the following table are based on earnings for the trailing twelve months as required by regulatory appraisal guidelines. Therefore, these ratios differ from the ratios presented in the tables under "Pro Forma Data" on page 21. The table indicates that our pro forma pricing ratios are at a premium on a price/earnings basis, and at a discount on a price/book basis.

	Price/Earnings Multiple		Price/Book Ratio
	Mean(1)	Median(2)	Mean(1)	Median(2)

Monarch Community Bancorp:

Minimum	20.86x	---	53.69%	---
Maximum	27.80	---	62.26	---
Maximum, as adjusted	31.70	---	66.16	---
Median for all publicly traded SAIF-Insured thrifts	15.86	14.27x	129.77	118.46%
Median for all publicly traded Michigan thrifts	10.39	10.39	154.58	120.97
Median for the comparable group	13.35	11.44	97.76	^100.40

(1)	The mean is the arithmetic average of all the numbers in each respective category.
(2)	The median is the number in the middle of all the numbers in each respective category; half the numbers are greater than the median, and half are less than the median.

       In its review of the appraisal provided by RP Financial, the board of directors reviewed the methodologies and the appropriateness of the assumptions used by RP Financial in addition to the factors listed above, and the board of directors believes that these assumptions were reasonable.

       On the basis of the foregoing, RP Financial has advised Monarch Community Bancorp and Branch County that in its opinion, dated March 8, 2002, and updated as of May 3, 2002, the estimated pro forma market value of the common stock, ranged from a minimum of $14.9 million to a maximum of $20.1 million with a midpoint of $17.5 million. Our board of directors determined that the common stock should be sold at $10.00 per share. Based on the estimated offering range and the purchase price, the number of shares of common stock that Monarch Community Bancorp will issue will range from between 1,487,500 shares and 2,012,500 shares, with a midpoint of 1,750,000 shares. The estimated offering range may be amended with the approval of the Office of Thrift Supervision, if required, or if necessitated by subsequent developments in the financial condition of Monarch Community Bancorp and Branch County or market conditions generally. In the event the estimated offering range is updated to amend the value of the common stock below $14.9 million or above $23.1 million, which is the maximum of the estimated offering range, as adjusted by 15%, a new appraisal will be filed with the SEC.

       Based upon current market and financial conditions and recent practices and policies of the Office of Thrift Supervision, in the event Monarch Community Bancorp receives orders for common stock in excess of $20.1 million (the maximum of the estimated offering range) and up to $23.1 million (the maximum of the estimated offering range, as adjusted by 15%), Monarch Community Bancorp may be required by the Office of Thrift Supervision to accept all such orders. No assurances, however, can be made that Monarch Community Bancorp will receive orders for common stock in excess of the maximum of the estimated offering range or that, if such orders are received, that all such orders will be accepted because Monarch Community Bancorp's final valuation and number of shares to be issued are subject to the receipt of an updated appraisal from RP Financial which reflects such an increase in the valuation and the approval of such increase by the Office of Thrift Supervision. In addition, an increase in the number of shares above 2,012,500 shares will first be used, if necessary, to fill the order of the employee stock ownership plan. There is no obligation or understanding on the part of management to take and/or pay for any shares in order to complete the conversion.

       RP Financial's valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing these shares. RP Financial did not independently verify the consolidated financial statements and other information provided by Branch County, nor did RP Financial value independently the assets or liabilities of Branch County. The valuation considers Branch County as a going concern and should not be considered as an indication of the liquidation value of Branch County. Moreover, because this valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing common stock in the offerings will thereafter be able to sell such shares at prices at or above the purchase price or in the range of the valuation described above.

       Prior to completion of the conversion, the maximum of the estimated offering range may be increased up to 15% and the number of shares of common stock may be increased to 2,314,375 shares, to reflect changes in market and financial conditions or to fill the order of the employee stock ownership plan, without the resolicitation of subscribers. See "- Limitations on Stock Purchases" as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the estimated offering range to fill unfilled orders in the subscription offering.

       No sale of shares of common stock in the conversion may be completed unless prior to such completion RP Financial confirms that nothing of a material nature has occurred which, taking into account all relevant factors, would cause it to conclude that the aggregate value of the common stock to be issued is materially incompatible with the estimate of the aggregate consolidated pro forma market value of Monarch Community Bancorp and Branch County. If this confirmation is not received, Monarch Community Bancorp may cancel the conversion, extend the offering period and establish a new estimated offering range and/or estimated price range, extend, reopen or hold a new offering or take any other action the Office of Thrift Supervision may permit.

       Depending upon market or financial conditions following the start of the subscription offering, the total number of shares of common stock may be increased or decreased without a resolicitation of subscribers, provided that the product of the total number of shares times the purchase price is not below the minimum or more than 15% above the maximum of the estimated offering range. In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the estimated offering range or more than 15% above the maximum of such range, purchasers will be resolicited and be permitted to continue their orders, in which case they will need to reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest at Branch County's statement savings rate of interest, or be permitted to modify or rescind their subscriptions. Any change in the estimated offering range must be approved by the Office of Thrift Supervision.

       An increase in the number of shares of common stock as a result of an increase in the estimated pro forma market value would decrease both a subscriber's ownership interest and Monarch Community Bancorp's pro forma net income and stockholders' equity on a per share basis while increasing pro forma net income and stockholders' equity on an aggregate basis. A decrease in the number of shares of common stock would increase both a subscriber's ownership interest and Monarch Community Bancorp's pro forma net income and stockholders' equity on a per share basis while decreasing pro forma net income and stockholders' equity on an aggregate basis. See "Risk Factors - We intend to grant stock options and restricted stock to the board and management following the conversion which could reduce your ownership interest" and "Pro Forma Data."

       Copies of the appraisal report of RP Financial, including any amendments, and the detailed report of the appraiser setting forth the method and assumptions for the appraisal are available for inspection at our main office and the other locations specified under "Additional Information."

Subscription Offering and Subscription Rights

       Under the plan of conversion, rights to subscribe for the purchase of common stock have been granted to the following persons in the following order of descending priority:

•	depositors of Branch County with account balances of at least $50.00 as of the close of business on December 30, 2000 ("Eligible Account Holders"),

•	tax-qualified employee plans ("Tax-Qualified Employee Plans"),

•	depositors of Branch County with account balances of at least $50.00 as of the close of business on ^ June 30, 2002 ("Supplemental Eligible Account Holders"),

•	borrowers and depositors of Branch County, as of the close of business on ^ July 10, 2002, other than Eligible Account Holders or Supplemental Eligible Account Holders ("Other Members") and

•	Directors, Officers and Employees of Branch County.

All subscriptions received will be subject to the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of conversion and as described below under "- Limitations on Stock Purchases."

       Preference Category No.1: Eligible Account Holders. Each Eligible Account Holder shall receive, without payment, first priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

(1)	$125,000 or 12,500 shares of common stock;

(2)	one-tenth of one percent of the total offering of shares of common stock; or

(3)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in Branch County in each case as of the close of business on December 30, 2000 (the "Eligibility Record Date"), subject to the overall purchase limitations.

See "- Limitations on Stock Purchases."

       If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated among subscribing Eligible Account Holders so as to permit each such Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining will be allocated among the subscribing Eligible Account Holders whose subscriptions remain unfilled pro rata in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. For example, if an Eligible Account Holder with an unfilled subscription has qualifying deposits totaling $100, and the total amount of qualifying deposits for Eligible Account Holders with unfilled subscriptions was $1,000, then the number of shares that may be allocated to fill this Eligible Account Holder's subscription would be 10% of the shares remaining available, up to the amount subscribed for. Subscription Rights of Eligible Account Holders will be subordinated to the priority rights of Tax-Qualified Employee Plans to purchase shares in excess of the maximum of the estimated offering range.

       To ensure proper allocation of stock, each Eligible Account Holder must list on his subscription order form all accounts in which he has an ownership interest. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. The subscription rights of Eligible Account Holders who are also directors or officers of Branch County or their associates will be subordinated to the subscription rights of other Eligible

Account Holders to the extent attributable to increased deposits in the year preceding December 30, 2000.

       Preference Category No. 2: Tax-Qualified Employee Plans. Each Tax-Qualified Employee Plan, including the employee stock ownership plan shall be entitled to receive, without payment therefor, second priority, nontransferable subscription rights to purchase up to 10% of the common stock, provided that individually or in the aggregate such plans (other than that portion of such plans which is self-directed) shall not purchase more than 10% of the shares of common stock, including any increase in the number of shares of common stock after the date hereof as a result of an increase of up to 15% in the maximum of the estimated offering range. The employee stock ownership plan intends to purchase 8.0% of the shares of common stock issued in the conversion, or 119,000 shares and 161,000 shares based on the minimum and maximum of the estimated offering range, respectively. Subscriptions by any of the Tax-Qualified Employee Plans will not be aggregated with shares of common stock purchased directly by or which are otherwise attributable to any other participants in the subscription and direct community offerings, including subscriptions of any of Branch County's directors, officers, employees or associates thereof. Subscription rights received pursuant to this category shall be subordinated to all rights received by Eligible Account Holders to purchase shares pursuant to category No.1; provided, however, that notwithstanding any other provision of the plan of conversion to the contrary, the Tax-Qualified Employee Plans shall have a first priority subscription right to the extent that the total number of shares of common stock sold in the conversion exceeds the maximum of the estimated offering. In the event that the total number of shares offered in the conversion is increased to an amount greater than the number of shares representing the maximum of the estimated offering range, each Tax-Qualified Employee Plan will have a priority right to purchase any such shares exceeding the maximum of the estimated offering range up to an aggregate of 10% of the common stock sold in the conversion. See "Management - Benefits -- Employee Stock Ownership Plan."

       Preference Category No. 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and the Tax-Qualified Employee Plans, each Supplemental Eligible Account Holder shall be entitled to receive, without payment therefor, third priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

(1)	$125,000 or 12,500 shares of common stock;

(2)	one-tenth of one percent of the total offering of shares of common stock; or

(3)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator of which is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in Branch County in each case on the close of business on ^ June 30, 2002 (the "Supplemental Eligibility Record Date"), subject to the overall purchase limitations.

See "- Limitations on Stock Purchases."

       If there are not sufficient shares available to satisfy all subscriptions of all Supplemental Eligible Account Holders, available shares first will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each such Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation (including the number of shares, if any, allocated in accordance with Category No.1) equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining available will be allocated among the Supplemental Eligible Account Holders whose subscriptions remain unfilled pro rata in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled.

       Preference Category No. 4: Other Members. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, the Tax-Qualified Employee Plans and Supplemental Eligible Account Holders, each Other Member shall receive, without payment therefor, fourth priority, nontransferable subscription rights to subscribe for shares of Monarch Community Bancorp common stock, up to the greater of $125,000 or 12,500 shares of common stock or one-tenth of one percent of the total offering of shares of common stock in the offerings,subject to the overall purchase limitations. See"- Limitations on Stock Purchases."

       In the event the Other Members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the Tax-Qualified Employee Plans and Supplemental Eligible Account Holders, is in excess of the total number of shares of common stock offered in the conversion, available shares will be allocated among the subscribing Other Members pro rata in the same proportion that his number of votes on the close of business on ^ July 10, 2002 the date for determining voting members entitled to vote at the special meeting, which we call the Voting Record Date, bears to the total number of votes on the Voting Record Date of all subscribing Other Members on such date. The number of votes shall be determined based on Branch County's mutual charter and bylaws in effect on the date of approval by members of the plan of conversion.

       Preference Category No. 5: Directors, officers and employees. To the extent that there are sufficient shares remaining after satisfaction of all subscriptions by Eligible Account Holders, the Tax-Qualified Employee Plans, Supplemental Eligible Account Holders and Other Members, then directors, officers and employees of Branch County as of the date of the commencement of the subscription offering shall be entitled to receive, without payment, fifth priority, nontransferable subscription rights to purchase in this category an aggregate of up to 22% of the common stock being offered. The maximum amount of shares which may be purchased under this category by any person is $125,000 of common stock. The ability of directors, officers and employees to purchase common stock under this category is in addition to rights which are otherwise available to them under the plan of conversion as they may fall within higher priority categories, and the plan of conversion generally allows such persons to purchase in the aggregate up to 32% of common stock sold in the offerings. See "- Limitations on Stock Purchases."

       In the event of an oversubscription in this category, the shares available shall be allocated pro rata among all of the subscribing directors, officers and employees in this category.

       Expiration Date for the Subscription Offering. The subscription offering will expire at 12:00 Noon, Coldwater, Michigan time, on ^ August 20, 2002 (the "Subscription Expiration Date"), unless extended for up to 45 days or for such additional periods by Monarch Community Bancorp and Branch County as may be approved by the Office of Thrift Supervision. The subscription offering may not be extended beyond ^ August 27, 2004. Subscription rights which have not been exercised prior to the Subscription Expiration Date (unless extended) will become void.

       Monarch Community Bancorp and Branch County will not execute orders until at least the minimum number of shares of common stock, 1,487,500 shares, have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold within 45 days after the Subscription Expiration Date, unless this period is extended with the consent of the Office of Thrift Supervision, all funds delivered to Branch County pursuant to the subscription offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be canceled. If an extension beyond the 45-day period following the Subscription Expiration Date is granted, Monarch Community Bancorp and Branch County will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions.

Direct Community Offering

       To the extent that shares remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, the Tax-Qualified Employee Plans, Supplemental Eligible Account Holders, Other Members and directors, officers and employees of Branch County, we anticipate we will offer shares pursuant to the plan of conversion to members of the general public who receive a prospectus, with a preference given to natural persons residing in the counties in which Branch County has offices. These natural persons are referred to as preferred subscribers. Persons, together with an associate or group of persons acting in concert with such persons, may not subscribe for or purchase more than $125,000 of common stock in the direct community offering, if any. Monarch Community Bancorp and Branch County may limit total subscriptions in the direct community offering so as to assure that the number of shares available for the public offering may be up to a specified percentage of the number of shares of common stock. Finally, Monarch Community Bancorp and Branch County may reserve shares offered in the direct community offering for sales to institutional investors. The opportunity to subscribe for shares of common stock in any direct community offering will be subject to the right of Monarch Community Bancorp and Branch County, in their sole discretion, to accept or reject any such orders in whole or in part from any person either at the time of receipt of an order or as soon as practicable following the Subscription Expiration Date. The direct community offering, if any, will be for a period of not less than 20 days nor more than 45 days unless extended by Monarch Community Bancorp and Branch County, and will commence concurrently with, during or promptly after the subscription offering.

       In the event of an oversubscription for shares in the direct community offering, shares may be allocated, to the extent shares remain available, first to each preferred subscriber whose order is accepted by Monarch Community Bancorp. After that, shares may be allocated to cover the orders of any other person subscribing for shares in the direct community offering so that each such person subscribing for shares may receive 1,000 shares, if available, and thereafter on a pro rata basis to each person based on the amount of his respective subscriptions.

Public Offering

       As a final step in the conversion, the plan of conversion provides that, if feasible, all shares of common stock not purchased in the subscription offering and direct community offerings may be offered for sale to selected members of the general public in a public offering through the underwriter. We call this the public offering. It is expected that the public offering will begin as soon as practicable after termination of the subscription offering and the direct community offering, if any. Monarch Community Bancorp and Branch County, in their sole discretion, have the right to reject orders in whole or in part received in the public offering. Neither Keefe nor any registered broker-dealer will have any obligation to take or purchase any shares of common stock in the public offering; however, Keefe has agreed to use its best efforts in the sale of shares in the public offering.

       The price at which common stock is sold in the public offering will be the same price at which shares are offered and sold in the subscription offering and direct community offering. No person, by himself or herself, or with an Associate or group of persons acting in concert, may purchase more than $125,000 of common stock in the public offering, subject to the maximum purchase limitations. See "- Limitations on Stock Purchases."

       Keefe may enter into agreements with broker-dealers to assist in the sale of the shares in the public offering, although no agreements exist as of the date of this prospectus. No orders may be placed or filled by or for a selected dealer during the subscription offering. After the close of the subscription offering, Keefe will instruct selected dealers as to the number of shares to be allocated to each selected dealer. Only after the close of the subscription offering and upon allocation of shares to selected dealers may selected dealers take orders from their customers. During the subscription offering and direct community offering, selected dealers may only solicit indications of interest from their customers to place orders with Monarch Community Bancorp as of a certain order date for the purchase of shares of Monarch Community Bancorp common stock. When, and if, Keefe and Branch County believe that enough indications of interest and orders have not been received in the subscription offering and direct community offering to complete the conversion, Keefe will request, as of the order date, selected dealers to submit orders to purchase shares for which they have previously received indications of interest from their customers. Selected dealers will send confirmations of the orders to customers on the next business day after the order date. Selected dealers will debit the accounts of their customers on the settlement date, which will be three business days from the order date. Customers who authorize selected dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the settlement date. On the settlement date, selected dealers will deposit funds to the account established by Branch County for each selected dealer. Each customer's funds forwarded to Branch County, along with all other accounts held in the same title, will be insured by the FDIC up to $100,000 in accordance with applicable FDIC regulations. After payment has been received by us from selected dealers, funds will earn interest at Branch County's statement savings rate until the completion or termination of the conversion. Funds will be promptly returned, with interest, in the event the conversion is not completed as described above.

       The public offering will be completed within 90 days after the termination of the subscription offering, unless extended by Branch County with the approval of the Office of Thrift Supervision. See "- How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering" above for a discussion of rights of subscribers, if any, in the event an extension is granted.

Persons Who are Not Permitted to Participate in the Stock Offering

       We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the plan of conversion reside. However, we are not required to offer stock in the subscription offering to any person who resides in a foreign country or resides in a state of the United States with respect to which:

•	the number of persons otherwise eligible to subscribe for shares under the plan of conversion who reside in such jurisdiction is small;

•	the granting of subscription rights or the offer or sale of shares of common stock to such persons would require any of Monarch Community Bancorp and Branch County or their officers, directors or employees, under the laws of that jurisdiction, to register as a broker, dealer, salesman or selling agent or to register or otherwise qualify its securities for sale in that jurisdiction or to qualify as a foreign corporation or file a consent to service of process in that jurisdiction; or

•	registration, qualification or filing, in our judgment, would be impracticable or unduly burdensome for reasons of cost or otherwise.

Where the number of persons eligible to subscribe for shares in one state is small, we will base our decision as to whether or not to offer the common stock in that state on a number of factors, including but not limited to the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register Branch County, its officers, directors or employees as brokers, dealers or salesmen.

Limitations on Stock Purchases

       The plan of conversion includes the following limitations on the number of shares of Monarch Community Bancorp common stock which may be purchased in the conversion:

(1)	No fewer than 25 shares of common stock may be purchased, to the extent shares are available;

(2)	Each Eligible Account Holder may subscribe for and purchase in the subscription offering up to the greater of:

(a)	$125,000 or 12,500 shares of common stock;

(b)	one-tenth of one percent of the total offering of shares of common stock; or

(c)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in Branch County in each case as of the close of business on the Eligibility Record Date, subject to the overall limitation in clause (7) below;
(3)	The Tax-Qualified Employee Plans, including an employee stock ownership plan, may purchase in the aggregate up to 10% of the shares of common stock issued in the conversion, including any additional shares issued in the event of an increase in the estimated offering range; although at this time the employee stock ownership plan intends to purchase only 8.0% of such shares;

(4)	Each Supplemental Eligible Account Holder may subscribe for and purchase in the subscription offering up to the greater of:
(a)	$125,000 or 12,500 shares of common stock;

(b)	one-tenth of one percent of the total offering of shares of common stock; or

(c)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account
(c)	Holders in Branch County in each case as of the close of business on the Supplemental Eligibility Record Date, subject to the overall limitation in clause (7) below;
(5)	Each Other Member may subscribe for and purchase in the subscription offering up to the greater of $125,000 or 12,500 shares of common stock or one-tenth of one percent of the total offering of shares of common stock, subject to the overall limitation in clause (7) below;

(6)	Persons purchasing shares of common stock in the direct community offering or public offering may purchase in the direct community offering or public offering up to $125,000 or 12,500 shares of common stock,subject to the overall limitation in clause (7) below;

(7)	Except for the Tax-Qualified Employee Plans, and the Eligible Account Holders and Supplemental Eligible Account Holders whose subscription rights are based upon the amount of their deposits, as a result of (2)(c) and (4)(c) above the maximum number of shares of Monarch Community Bancorp common stock subscribed for or purchased in all categories of the offerings by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed $250,000 or 25,000 shares of common stock; and

(8)	No more than 22% of the total number of shares offered for sale in the subscription offering may be purchased by directors, officers and employees of Branch County in the fifth priority category in the subscription offering. No more than 32% of the total number of shares offered for sale in the conversion may be purchased by directors and officers of Branch County and their associates in the aggregate, excluding purchases by the Tax-Qualified Employee Plans.

       Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the members of Branch County, the boards of directors of Monarch Community Bancorp and Branch County may, in their sole discretion, increase the individual amount permitted to be subscribed for to a maximum of 9.99% of the number of shares sold in the conversion, provided that orders for shares exceeding 5% of the shares of Monarch Community Bancorp common stock being offered in the conversion may not exceed, in the aggregate, 10% of the shares being offered in the conversion. Requests to purchase additional shares of common stock will be allocated by the boards of directors on a pro rata basis giving priority in accordance with the preference categories set forth in this prospectus.

       The term "associate" when used to indicate a relationship with any person means:

•	any corporation or organization (other than Branch County, Monarch Community Bancorp, or a majority-owned subsidiary of any of them) of which a person is a director, officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities;

•	any trust or other estate in which a person has a substantial beneficial interest or as to which a person serves as trustee or in a similar fiduciary capacity;

•	any relative or spouse of a person, or any relative of a spouse, who has the same home as that person or who is a director or officer of Branch County, Monarch Community Bancorp or any subsidiary of Branch County or Monarch Community Bancorp or any affiliate of them; and

•	any person acting in concert with any of the persons or entities named above;

provided, however, that Tax-Qualified or Non-Tax Qualified Employee Plans will not be deemed to be an associate of any director or officer of Branch County or Monarch Community Bancorp, to the extent provided in the plan of conversion. When used to refer to a person other than an officer or director of Branch County, the board of directors of Branch County or officers delegated by the board of directors in their sole discretion may determine the persons that are associates of other persons.

       The term "acting in concert" is defined to mean knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement, or a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. A person or company which acts in concert with another person or company will also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that the Tax-Qualified Employee Plans will not be deemed to be acting in concert with their trustees or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by each plan will be aggregated. The determination of whether a group is acting in concert will be made solely by the board of directors of Branch County or officers delegated by the board of directors and may be based on any evidence upon which the board or delegatee chooses to rely.

Marketing Arrangements

       We have retained Keefe to consult with and to advise us, and to assist Monarch Community Bancorp, on a best efforts basis, in the distribution of the shares of common stock in the subscription offering and direct community offering. The services that Keefe will provide include, but are not limited to:

•	training and educating Branch County's directors, officers and employees regarding the mechanics and regulatory requirements of the stock sales process;

•	providing its employees to staff the Stock Information Center to assist Branch County's customers and internal stock purchasers and to keep records of orders for shares of common stock; and

•	targeting our sales efforts, including assisting in the preparation of marketing materials.

       For its services, Keefe will receive a management fee of $25,000 and a success fee equal to 1.35% of the aggregate purchase price of the common stock sold in the subscription offering and direct community offering, excluding shares sold to management and our tax qualified plans. The success fee paid to Keefe will be reduced by the amount of the management fee. In the event that selected dealers are used to assist in the sale of shares of Monarch Community Bancorp common stock in the direct community offering, Branch County will pay Keefe a fee not to exceed 5.5% of the aggregate purchase price of shares of common stock sold by a syndicate of registered broker-dealers formed to assist in the sale of common stock on a best efforts basis. From this fee, Keefe will pass on to selected broker-dealers who assist in the community offering an amount competitive with gross underwriting discounts charged at such time for comparable amounts of stock sold at a comparable price per share in a similar marketing environment. Fees to Keefe and to any other broker-dealer may be deemed to be underwriting fees, and Keefe and such broker-dealers may be deemed to be underwriters.

Keefe will also be reimbursed for its reasonable legal fees and out-of-pocket expenses in an amount not to exceed $42,500, subject to unforseen circumstances.

       We have agreed to indemnify Keefe against certain claims or liabilities, including certain liabilities under the Securities Act of 1933, as amended, and will contribute to payments Keefe may be required to make in connection with any of these claims and liabilities.

       Sales of shares of Monarch Community Bancorp common stock will be made by registered representatives affiliated with Keefe or by the broker-dealers managed by Keefe. Keefe has undertaken that the shares of Monarch Community Bancorp common stock will be sold in a manner which will ensure that the distribution standards of the Nasdaq SmallCap Stock Market will be met. A stock information center will be established at 375 North Willowbrook Road in Coldwater, Michigan. Monarch Community Bancorp will rely on Rule 3a4-1 of the Securities Exchange Act of 1934 and sales of Monarch Community Bancorp common stock will be conducted within the requirements of this rule, so as to permit officers, directors and employees to participate in the sale of Monarch Community Bancorp common stock in those states where the law permits. No officer, director or employee of Monarch Community Bancorp or Branch County will be compensated directly or indirectly by the payment of commissions or other remuneration in connection with his or her participation in the sale of common stock.

Procedure for Purchasing Shares in the Subscription Offering

       To ensure that each purchaser receives a prospectus at least 48 hours before the Subscription Expiration Date, unless extended, in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to that date or hand delivered any later than two days prior to that date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distributed with a prospectus.

       To purchase shares in the subscription offering, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at Branch County, which may be given by completing the appropriate blanks in the order form, must be received by Branch County by 12:00 Noon, Coldwater, Michigan time, on the Subscription Expiration Date, unless extended. In addition, we will require a prospective purchaser to execute a certification in the form required by applicable Office of Thrift Supervision regulations in connection with any sale of common stock. Order forms which are not received by this time or are executed defectively or are received without full payment, or appropriate withdrawal instructions, are not required to be accepted. In addition, we will not accept orders submitted on photocopied or facsimiled order forms nor order forms unaccompanied by an executed certification form. We have the right to waive or permit the correction of incomplete or improperly executed forms, but do not represent that we will do so. Once received, an executed order form may not be modified, amended or rescinded without our consent, unless the conversion has not been completed within 45 days after the end of the subscription offering, or this period has been extended.

       In order to ensure that Eligible Account Holders, Tax-Qualified Employee Plans, Supplemental Eligible Account Holders, Other Members and directors, officers and employees are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date, December 30, 2000, or the Supplemental Eligibility Record Date, ^ June 30, 2002, and depositors and borrowers as of the close of business on the Voting Record Date, ^ July 10, 2002, must list all accounts on the stock order form giving all names in each account and the account numbers.

       Payment for subscriptions may be made:

•	by check or money order;

•	by authorization of withdrawal from deposit accounts maintained with Branch County (including a certificate of deposit); or

•	in cash, if delivered in person at any full-service banking office of Branch County, although we request that you exchange cash for a check with any of our tellers.

No wire transfers will be accepted. All funds received will be transmitted to a segregated account at Branch County by noon of the next business day following receipt. Interest will be paid on payments made by cash, check or money order at our then-current statement savings rate from the date payment is received until completion of the conversion. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rate, but may not be used by the subscriber until all of Monarch Community Bancorp common stock has been sold or the plan of conversion is terminated, whichever is earlier.

       If a subscriber authorizes Branch County to withdraw the amount of the purchase price from his deposit account, Branch County will do so as of the effective date of the conversion. Branch County will waive any applicable penalties for early withdrawal from certificate accounts.

       In the event of an unfilled amount of any subscription order, Branch County will make an appropriate refund or cancel an appropriate portion of the related withdrawal authorization, after completion of the conversion. If for any reason the conversion is not consummated, purchasers will have refunded to them all payments made, with interest, and all withdrawal authorizations will be canceled in the case of subscription payments authorized from accounts at Branch County.

       If any Tax-Qualified Employee Plans or Non-Tax-Qualified Employee Plans subscribe for shares during the subscription offering, these plans will not be required to pay for the shares subscribed for at the time they subscribe, but rather, may pay for shares of common stock subscribed for at the purchase price upon completion of the subscription offering and direct community offering, if all shares are sold, or upon completion of the public offering if shares remain to be sold in this offering. In the event that, after the completion of the subscription offering, the amount of shares to be issued is increased above the maximum of the estimated valuation range included in this prospectus, the Tax-Qualified and Non-Tax-Qualified Employee Plans will be entitled to increase their subscriptions by a percentage equal to the percentage increase in the amount of shares to be issued above the maximum of the estimated valuation range, provided that the subscription will continue to be subject to applicable purchase limits and stock allocation procedures.

       Owners of self-directed IRAs may use the assets of these IRAs to purchase shares of Monarch Community Bancorp common stock in the subscription offering and direct community offering. ERISA provisions and IRS regulations require that officers, directors and 10% stockholders who use self-directed IRA funds to purchase shares of common stock in the offerings make these purchases for the exclusive benefit of the IRAs. IRAs maintained at Branch County are not self-directed IRAs and any interested parties wishing to use IRA funds for stock purchases may do so, but are advised to contact the stock information center at (517) 279-0213 for additional information. There may be fees associated with self directed IRAs and a transfer to a self directed IRA from Branch County will take time to accomplish.

       The records of Branch County will be deemed to control with respect to all matters related to the existence of subscription rights and/or a person's ability to purchase shares of common stock in the subscription offering.

Restrictions on Transfer of Subscription Rights and Shares

       Pursuant to the rules and regulations of the Office of Thrift Supervision, no person with subscription rights may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for this person's account. Each person exercising subscription rights will be required to certify that the person is purchasing shares solely for the person's own account and that this person has no agreement or understanding regarding the sale or transfer of these shares. Federal regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock prior to the completion of the conversion.

       We will refer to the Office of Thrift Supervision any situations that we believe may involve a transfer of subscription rights and we will not honor orders believed by us to involve the transfer of these rights.

Delivery of Certificates

       Certificates representing common stock issued in the conversion will be mailed by Monarch Community Bancorp's transfer agent to the persons entitled to them at the addresses of these persons appearing on the stock order form as soon as practicable following completion of the conversion. Any certificates returned as undeliverable will be held by Monarch Community Bancorp until claimed by persons legally entitled to them or otherwise disposed of in accordance with applicable law. Until certificates for common stock are available and delivered to subscribers, they may not be able to sell the shares of common stock for which they have subscribed, even though trading of the common stock may have begun.

Required Approvals

       Various approvals of the Office of Thrift Supervision are required in order to complete the conversion. The Office of Thrift Supervision has approved the plan of conversion, subject to approval by Branch County's members and other standard conditions. Monarch Community Bancorp's holding company application has been approved.

       Monarch Community Bancorp is required to make certain filings with state securities regulatory authorities in connection with the issuance of Monarch Community Bancorp common stock in the offerings.

Judicial Review

       Any person hurt by a final action of the Office of Thrift Supervision which approves, with or without conditions, or disapproves a plan of conversion may obtain review of this action by filing in the court of appeals of the United States for the circuit in which the principal office or residence of the person is located, or in the United States Court of Appeals for the District of Columbia, a written petition asking that the final action of the Office of Thrift Supervision be modified, terminated or set aside. This petition must be filed within 30 days after the publication of notice of final action in the Federal Register, or 30 days after the mailing by the applicant of the notice to members as provided for in 12 C.F.R. § 563b.6(c), whichever is later. The further procedure for review is as follows: A copy of the petition is promptly transmitted to the Office of Thrift Supervision by the clerk of the court and then the Office of Thrift Supervision files in the court the record in the proceeding, as provided in Section 2112 of Title 28 of the United States Code. Upon the filing of the petition, the court has jurisdiction, which upon the filing of the record is exclusive, to affirm, modify, terminate, or set aside in whole or in part, the final action of the Office of Thrift Supervision. Review of these proceedings is as provided in Chapter 7 of Title 5 of the United States Code. The judgment and decree of the court is final, except that it is subject to review by the Supreme Court upon certiorari as provided in Section 1254 of Title 28 of the United States Code.

Restrictions on Purchase or Transfer of Shares After the Conversion

       All shares of common stock purchased in connection with the conversion by a director or an executive officer of Monarch Community Bancorp and Branch County will be subject to a restriction that the shares not be sold for a period of one year following the conversion except in the event of the death of the director or officer or pursuant to a merger or similar transaction approved by the Office of Thrift Supervision. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued saying that any transfer within this time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date within this one year period as a stock dividend, stock split or otherwise with respect to the restricted stock will be subject to the same restrictions.

       Purchases of common stock of Monarch Community Bancorp by directors, executive officers and their associates during the three-year period following completion of the conversion may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of Monarch Community Bancorp's outstanding common stock or to certain purchases of stock pursuant to an employee stock benefit plan.

       Following the conversion, we may also implement stock repurchase programs. However, under current Office of Thrift Supervision regulations, we may not repurchase shares of our common stock during the first year following the conversion, except when extraordinary circumstances exist and with prior regulatory approval.

PROPOSED PURCHASES BY MANAGEMENT

       The following table sets forth, for each of Branch County's directors and executive officers and for all of the directors and executive officers as a group, the proposed purchases of common stock, assuming sufficient shares are available to satisfy their subscriptions. The amounts include shares that may be purchased through individual retirement accounts and by associates. All purchases by directors and officers are for investment purposes and not for resale.

		At the Minimum of the Estimated Offering Range		At the Maximum of Estimated Offering Range
Name	Amount	Number of Shares	As a Percent of Shares Offered	Number of Shares	As a Percent of Shares Offered

Directors:
Harold A. Adamson	$ 50,000	5,000	0.34%	5,000	0.25%
Lauren L. Bracy	250,000	25,000	1.68	25,000	1.24
Craig W. Dally	50,000	5,000	0.34	5,000	0.25
Stephen M. Ross	125,000	12,500	0.84	12,500	0.62
John R. Schroll	250,000	25,000	1.68	25,000	1.24
Frank M. Tripp	250,000	25,000	1.68	25,000	1.24
James R. Vozar	125,000	12,500	0.84	12,500	0.62
Gordon L. Welch	125,000	12,500	0.84	12,500	0.62

Executive Officers:
William C. Kurtz	50,000	5,000	0.34	5,000	0.25
Vicki L. Bassage	20,000	2,000	0.13	2,000	0.10
Andrew J. VanDoren	125,000	12,500	0.84	12,500	0.62
All directors and executive officers as a group (11 persons)	$1,420,000	142,000	9.55%	142,000	7.06%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

       The following discussion is intended to assist in understanding the financial condition and results of operations of Branch County. The discussion and analysis does not include any comments relating to Monarch Community Bancorp since Monarch Community Bancorp has no significant operations. The information contained in this section should be read in conjunction with the consolidated financial statements and the accompanying notes to consolidated financial statements and the other sections contained in the prospectus.

       Branch County's results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets, which principally consist of loans and overnight deposits with the FHLB, and interest expense on interest-bearing liabilities, which principally consist of deposits and borrowings. Branch County's results of operations also are affected by the level of its noninterest income and expenses and income tax expense.

Forward-Looking Statements

       This prospectus contains forward-looking statements which are based on assumptions and describe future plans, strategies and expectations of Monarch Community Bancorp and Branch County. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar words. Our ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could have a material adverse effect on our operations include, but are not limited to, changes in interest rates, changes in the relative difference between short and long-term interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, including levels of non-performing assets, demand for loan products, deposit flows, competition, demand for financial services in our market area, our operating costs and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and you should not rely too much on these statements.

Management Strategy

       Our strategy is to operate as an independent, retail oriented financial institution dedicated to serving the needs of customers in our market area. Our commitment is to provide a broad range of products and services to meet the needs of our customers. As part of this commitment, we expect to continue our origination of both higher credit quality and sub-prime residential real estate loans to borrowers in our market area.

Potential Impact of Stock Based Benefit Plans

       In connection with our conversion, we intend to adopt an employee stock ownership plan which will purchase 8% of the shares sold in the offering. At the minimum and maximum of the appraisal valuation range, the ESOP will own $1.2 million or $1.6 million of stock based on the $10.00 per share purchase price. Monarch Community Bancorp will lend the ESOP the purchase price and will be repaid in quarterly installments over 10 years through contributions to the ESOP from Branch County. Under generally accepted accounting principles, the expense recorded by Branch County each quarter will be based on the fair market value of Monarch Community Bancorp's common stock each quarter over the next 10 years, rather than the actual amortization of principal and interest on the ESOP loan.

       For example, at the minimum of the valuation range, noninterest expense would be expected to increase by approximately $30,000 per quarter if Monarch Community Bancorp's stock price remains at $10.00 per share over the next 10 years. If the stock price is assumed to be $15.00 per share over the next 10 years, noninterest expense would be expected to increase by approximately $45,000 per quarter. At the maximum of the appraisal valuation range, these increases in noninterest expense would be approximately $40,000 and $60,000.

       Not less than six months following the conversion, we intend to adopt a restricted stock plan equal to 4% of the shares sold in the conversion. This would result in ^ the issuance of $600,000 and $800,000 of shares at the minimum and maximum of the appraisal valuation range, respectively. Assuming all shares of restricted stock are granted in the first quarter of 2003 and the fair market value of the stock on that date is $10.00 per share, and assuming all grants have a five year vesting schedule, noninterest expense would increase, beginning in the second quarter of 2003, by approximately $30,000 and $40,000 per quarter at the minimum and maximum of the appraisal valuation range. These expenses will be higher or lower depending on the fair market value of our common stock on the date the restricted shares are actually granted and depending on the actual vesting schedule for each grant. No decisions have been made regarding any grants under the restricted stock plan and shareholder approval is required before any restricted stock plan can be implemented.

Asset and Liability Management and Market Risk

       Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

       How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In monitoring interest rate risk we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates.

       In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to better match the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. The board of directors sets and recommends the asset and liability policies of Branch County which are implemented by the asset and liability management committee. The asset and liability management committee is comprised of members of our senior management. The purpose of the asset and liability management committee is to communicate, coordinate and control asset/liability management consistent with our business plan and board approved policies. The asset and liability management committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The asset and liability management committee generally meets on a weekly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections. The chief financial officer is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the board of directors, at least quarterly.

       In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:

•	originating shorter-term consumer loans and commercial construction and commercial permanent real estate loans for retention in our portfolio

•	selling a portion of the long-term, lower yielding, fixed rate residential mortgage loans we make

•	managing our deposits to establish stable deposit relationships with an emphasis on core, non-certificate deposits, supplementing these with brokered deposits, as appropriate, and
•	acquiring longer-term borrowings at fixed interest rates to offset the negative impact of longer-term fixed rate loans in our loan portfolio.

At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the asset and liability management committee may determine to increase Branch County's interest rate risk position somewhat in order to maintain its net interest margin. In addition, in an effort to manage our interest rate risk and liquidity, in 2001 and in the first three months of 2002 we sold $47.0 million and $2.0 million, respectively, of fixed-rate, one- to four-family mortgage loans in the secondary market.

       The Office of Thrift Supervision provides Branch County with the information presented in the following table. It presents the expected change in Branch County's net portfolio value at March 31, 2002 that would occur upon an immediate change in interest rates based on Office of

Thrift Supervision assumptions, but without giving effect to any steps that management might take to counteract that change.

Change in Interest Rates in Basis Points ("bp") (Rate Shock in Rates)(1)	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets
	$ Amount	$ Change	% Change	NPV Ratio	Change
(Dollars in Thousands)

+300 bp	$21,852	(2,758)	(11)%	12.68%	(75)bp
+200 bp	23,486	(1,124)	(5)	13.30	(13)bp
+100 bp	24,504	(106)	--	13.59	16 bp
0 bp	24,610			13.42
-100 bp	23,857	(753)	(3)	12.86	(57)bp
-200 bp	n/m(2)	n/m(2)	n/m(2)	n/m(2)	n/m(2)
-300 bp	n/m(2)	n/m(2)	n/m(2)	n/m(2)	n/m(2)
___________

(1)   Assumes an instantaneous uniform change in interest rates at all maturities.
(2)   Not meaningful because some market rates would compute to a rate less than 0.

       The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings institutions. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

       As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Changes in Financial Condition from December 31, 2001 to March 31, 2002

       General. Branch County's total assets increased by $4.0 million or 2.4% to $172.7 million at March 31, 2002 from $168.7 million at December 31, 2001. The increase was primarily due to an increase in loans of $4.5 million to $142.2 million from $137.7 million, primarily funded by increases in Federal Home Loan Bank advances of $6.0 million ^.

       Loans. Branch County's net loan portfolio increased by $4.5 million or 3.3% to $142.2 million at March 31, 2002 from $137.7 million at December 31, 2001. These increases were primarily attributable to increases in real estate loans. One- to four-family mortgage loans increased by $2.1 million or 2.2 % to $97.5 million at March 31, 2002 from $95.4 million at December 31, 2001 as the Bank elected to hold a portion of the new mortgages originated during the quarter. Commercial real estate loans increased by $600,000 or 4.0% to $15.5 million at March 31, 2002 from $14.9 million at December 31, 2001 and construction or development loans increased by $1.4 million or 20.6% to $8.2 million at March 31, 2002 from $6.8 million at December 31, 2001. The increases in the latter two areas were related to new loans and construction draws on previously approved loans.

       Liabilities. Branch County's liabilities increased by $3.9 million or 2.5% to $157.2 million at March 31, 2002 from $153.3 million at December 31, 2001. This increase was largely due to increases in Federal Home Loan Bank advances of $6.0 million or 13.2% to $51.5 million at March 31, 2002 from $45.5 million at December 31, 2001. Federal Home Loan Bank advances increased to offset decreases in deposits of $2.0 million or 1.9% to $103.7 million at March 31, 2002 from $105.7 at December 31, 2001 and to fund increases in net loans as previously mentioned. As a result of the reduction in market interest rates and strong customer demand, our fixed-rate residential loan and consumer loan originations have increased. In an effort to manage the increased interest rate risk resulting from this fixed rate lending, we have utilized longer term (in excess of five year maturities) Federal Home Loan Bank advances, subject to early redemption. The Federal Home Loan Bank advances were taken at a fixed interest rate of 5.6%. While the interest rate paid on these advances is currently greater than that paid on our large out of market deposits, the longer-term advances enable us to better match the term of these advances against the anticipated maturities on the loans, which is intended to reduce future interest rate risk. The use of Federal Home Loan Bank advances has allowed us to reduce shorter-term (one year and less) out of market deposits, including brokered deposits.

       In the deposit category, transactional accounts, which include Demand, Now, MMDA and savings accounts, increased by $3.3 million or 9.2% to $39.0 million at March 31, 2002 from $35.7 million at December 31, 2001. The largest portion of these increases were in non-interest bearing accounts and were related to a new account relationship with a local municipality, which had higher than normal balances at March 31, 2002. At the same time, certificates of deposit decreased by $5.2 million or 7.4% to $64.8 million at March 31, 2002 as compared to $70.0 million at December 31, 2001 as management began reducing the balances of out of market deposits.

       Equity. Total equity at March 31, 2002 increased to $15.5 million from $15.4 million at December 31, 2001. Total equity at March 31, 2002 and December 31, 2001 was 9.0% and 9.1% of total assets as of those same dates. The increases in equity over the periods was due to continued profitable operations.

Changes in Financial Condition from December 31, 2000 to December 31, 2001

       General. Branch County's total assets increased by $4.6 million or 2.8% to $168.7 million at December 31, 2001 compared to $164.1 million at December 31, 2000. The increase was primarily due to an increase in FHLB overnight time deposits of $1.7 million, or 16.5% to $12.0 million at December 31, 2001 from $10.3 million at December 31, 2000. Branch County also invested $1.5 million in a limited partnership formed to construct and operate multi-family housing units. Under the terms of the agreement, Branch County is allocated a portion of affordable housing federal income tax credits and will be allocated a portion of tax losses. See

Note 4 to Consolidated Financial Statements for additional information regarding our investment in this limited partnership.

       Loans. Branch County's net loan portfolio decreased by $476,000, or 0.34% from $138.2 million at December 31, 2000 to $137.7 million at December 31, 2001. Branch County experienced significant levels of refinancing activity in 2001 as a result of the Federal Reserve lowering the discount rate an unprecedented eleven times. We originated $84.0 million of residential mortgage loans and sold $47.0 million of these loans in 2001. Consumer loans also declined slightly, from $21.8 million at December 31, 2000 to $20.7 million at December 31, 2001, or 5.1%, due primarily to a slowdown in the economy in the latter part of 2001 and 0% financing offered by automobile manufacturers. Commercial real estate, construction and development loans increased from $19.7 million to $21.7 million, or 10.2% during this time period.

       Securities. Unlike other similarly sized financial institutions, Branch County does not maintain a significant investment securities portfolio. We prefer to keep liquid assets in overnight interest-earning accounts at the FHLB for the increased liquidity these accounts provide.

       Liabilities. Branch County's deposits increased $6.7 million or 6.8% to $105.7 million at December 31, 2001 compared to $99.0 million at December 31, 2000. This increase was largely the result of a $6.1 million increase in jumbo certificates of deposit, most of which were obtained through out of market brokered deposits. Demand and NOW accounts increased by $1.1 million at December 31, 2001 from the same period a year earlier while money market and savings accounts increased by $3.0 million and $827,000 respectively for the same periods. Many of these deposits were transfers from maturing certificates of deposit less than $100,000. Management believes that the low interest rate environment resulted in consumers placing more of their deposits in products such as money market accounts, until interest rates increase, when they are expected to lock in higher interest rates in the form of certificates of deposit.

       Equity. Total equity amounted to $15.4 million at December 31, 2001 and $14.6 million at December 31, 2000, or 9.1% and 8.9%, respectively, of total assets at both dates. The increase in equity over the period was due to continued profitable operations.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

       The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances.

	Three Months Ended March 31,
	2002			2001
	Average Outstanding Balance	Interest Earned/ Paid	Yield/Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/Rate
	(Dollars in Thousands)

Overnight deposits at FHLB	$ 11,735	$ 49	1.69%	$ 17,124	$ 196	4.64%
Trading assets	259	3	4.70	243	4	6.68
Investment securities	355	6	6.85	455	9	8.02
Federal Home Loan Bank stock	2,556	38	6.03	2,440	44	7.28
Loans receivable(1)	142,126	3,136	8.95	140,962	3,434	9.88
Total earning assets	$157,031	$3,232	8.35	$161,234	$3,687	9.27

Demand and NOW accounts	$ 12,116	$ 37	1.24	$ 9,766	$ 50	2.08
Money market accounts	10,059	50	2.02	6,989	66	3.83
Savings deposits	14,760	50	1.37	13,982	102	2.96
Certificates of deposit	66,695	748	4.55	74,215	1,117	6.10
Federal Home Loan Bank advances	49,800	758	6.17	49,000	786	6.51
Total interest-bearing liabilities	$153,430	1,643	4.34	$153,952	2,121	5.59
Net interest income		$1,589			$1,566
Net interest spread			4.01%			3.68%
Net interest margin			4.05%			3.89%
Average interest-earning assets to average interest-bearing liabilities		1.02x			1.05x

_________________

(1)   Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

	Year Ended December 31,
	2001			2000
	Average Outstanding Balance	Interest Earned/ Paid	Yield/Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/Rate
	(Dollars in Thousands)

Overnight deposits at FHLB	$ 19,249	$ 689	3.58%	$ 4,827	$ 282	5.84%
Trading assets	250	14	5.60	656	41	6.25
Investment securities	417	31	7.43	521	19	3.65
Federal Home Loan Bank stock	2,509	245	9.76	2,281	291	12.76
Loans receivable(1)	140,732	13,551	9.63	136,684	13,236	9.68
Total earning assets	$163,157	14,530	8.91	$144,969	13,869	9.57

Demand and NOW accounts	$ 11,428	200	1.75	$ 10,818	244	2.26
Money market accounts	7,940	275	3.46	7,725	298	3.86
Savings deposits	14,542	369	2.54	14,732	440	2.99
Certificates of deposit	74,025	4,153	5.61	63,087	3,772	5.98
Federal Home Loan Bank advances	48,908	3,120	6.38	42,083	2,680	6.37
Total interest-bearing liabilities	$156,843	8,117	5.18	$138,445	7,434	5.37

Net interest income		$ 6,413			$ 6,435
Net interest spread			3.73%			4.20%
Net interest margin			3.93%			4.44%
Average interest-earning assets to average interest-bearing liabilities		1.04x			1.05x

_________________

(1)   Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

Rate/Volume Analysis

       The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume, which are changes in volume multiplied by the old rate, and (2) changes in rate, which are changes in rate multiplied by the old volume. Changes attributable to both rate and volume are shown as mixed.

	Three Months Ended March 31,				Year Ended December 31,
	2002 vs. 2001				2001 vs. 2000
	Increase (Decrease) Due to			Total Increase (Decrease)	Increase (Decrease) Due to			Total Increase (Decrease)
	Rate	Volume	Mix		Rate	Volume	Mix
	(In Thousands)
Interest-earning assets:
Overnight deposits at FHLB	$ (505)	$(250)	$ 608	$(147)	$(109)	$ 842	$(326)	$407
Trading assets	(5)	1	3	(1)	(4)	(25)	2	(27)
Investment securities	(5)	(8)	10	(3)	20	(4)	(4)	12
Federal Home Loan Bank stock	(31)	8	17	(6)	(68)	29	(7)	(46)
Loans receivable	(1,313)	115	900	(298)	(68)	392	(9)	315
Total interest-earning assets	$(1,859)	$(134)	$1,538	$(455)	$(229)	$1,234	$(344)	$661

Interest-bearing liabilities:
Demand and NOW accounts	$ (82)	$ 49	$ 20	$ (13)	$ (55)	$ 14	$ (3)	$ (44)
Money market accounts	(127)	118	(7)	(16)	(31)	8	---	(23)
Savings accounts	(222)	23	147	(52)	(66)	(6)	1	(71)
Certificates of deposit	(1,154)	(459)	1,244	(369)	(233)	654	(40)	381
Federal Home Loan Bank advances	(163)	52	83	(28)	4	435	1	440
Total interest-bearing liabilities	$(1,748)	$(217)	$1,487	$(478)	$(381)	$1,105	$ (41)	$683

Net interest income				$ 23				$ (22)

       The following table presents the weighted average yields earned on loans, overnight deposits and other interest-earning assets, and the weighted average rates paid on interest-bearing deposits and borrowings and the resultant interest rate spreads at the dates indicated.

	At March 31,	At December 31,
	2002	2001	2000

Weighted average yield on:
Overnight deposits	1.70%	1.51%	6.20%
Trading assets	5.91	4.09	6.45
Investment securities	6.30	6.75	3.90
Federal Home Loan Bank stock	6.00	6.75	8.26
Loans:
One- to four-family	8.55	8.76	N/A
Multi-family	10.35	10.15	N/A
Commercial	8.09	8.41	N/A
Construction or development	7.80	8.13	N/A
Total real estate loans	8.44	8.68	N/A
Other loans:
Consumer loans	9.66	9.79	N/A
Commercial business loans	7.27	7.73	N/A
Total loans	8.60	8.83	9.75
Combined weighted average yield on interest-earning assets	8.12	8.22	9.47

Weighted average rate paid on:
Demand and NOW accounts	1.55	1.55	2.50
Money market accounts	2.20	2.20	3.83
Savings deposits	1.37	1.37	3.00
Certificate of deposit accounts	4.41	4.71	6.36
Federal Home Loan Bank advances	6.08	6.15	6.36
Combined weighted average rate paid on interest-bearing liabilities	4.34	4.46	5.70

Spread	3.78	3.76	3.77

Comparison of Results of Operations for the Three Months Ended March 31, 2002 and March 31, 2001

       General. Branch County reported net income of $101,000 and $151,000, respectively, for the three months ended March 31, 2002 and 2001. The decrease in net income in 2002 was primarily the result of the increase in noninterest expenses of $96,000. The largest increase in this area was in salaries and benefits, which increased by $65,000 due to increased salary levels and increased employee staffing from year to year. This was offset by an increase in net interest income of $23,000, a decrease in the provision for loan losses of $26,000 and a decrease in noninterest income of $30,000. Return on assets and return on equity were both lower in 2002 compared to 2001 as a result of lower net income.

       Net Interest Income. Net interest income before provision for loan losses was up slightly, increasing by $23,000 to $1,589,000 for the three months ended March 31,2002 as compared to the same period one year earlier. Interest income decreased by $455,000 or 12.1%

and interest expense decreased by $478,000, or 22.5%. Both of these decreases were due primarily to decreases in interest rates from 2001 to 2002. Our average interest rate spread increased from 3.69% in 2001 to 4.01% in 2002 due to a general decline in market interest rates and change in the mix of assets and liabilities.

       Interest Income. The decrease in interest income of $455,000, or 12.1% to $3,232,000 for the three months ended March 31, 2002 as compared to $3,687,000 for the same period one year earlier was primarily due to decreases in interest rates in the period as compared to the same period one year earlier.

       Interest Expense. Interest expense decreased by $478,000, or 22.5%. This decrease for the three months ended March 31, 2002 compared to the same period one year earlier was also due primarily to decreases in interest rates. Also contributing was a decrease in the volume of certificates of deposit, which was partially offset by increases in other deposits and Federal Home Loan Bank advances.

       Provision for Loan Losses. For the three months ended March 31, 2002 the provision for loan losses was $124,000 as compared to $150,000 for the same period one year earlier. The allowance for loan losses was 1.20% of loans at March 31, 2002 and 0.68% of loans as of March 31, 2001.

       Noninterest Income. Noninterest income amounted to $356,000 and $386,000 for the three months ended March 31, 2002 and 2001, respectively. The decrease of $30,000 related primarily to a decrease in fees and service charges of $41,000, a decrease in net gain on sale of loans of $22,000, an increase in other income of $24,000, and an increase in gain on sale of premises and equipment of $6,000. The decrease in fees and service charges resulted primarily from decreases in credit insurance fees of $13,000 and loan processing fees of $27,000. The decrease in net gain on sale of loans resulted from decreased loan sales in the 2002 quarter as compared to the same period in 2001. The increase in other income was largely attributed to increases in the gains on sale of repossessed assets of $15,000 and loan servicing income of $7,000.

       Noninterest Expenses. Noninterest expenses increased $96,000 or 6.1% to $1,667,000 for the three months ended March 31, 2002 compared to same period one year earlier. This increase was primarily due to a $65,000 or 8.0% increase in salaries and benefits due to increased salary levels and increased employee staffing form year to year. Other general and administrative expenses also increased $52,000 or 24.0%, with $47,000 of this amount resulting from increased expenses in dealing with repossessed residential real estate.

       Income Taxes. Branch County recorded income tax expense for the three months ended March 31, 2002 of $53,000 on income before tax of $154,000 for an effective tax rate of 34.5%. In 2001, we recorded an income tax expense of $81,000 on income before tax of $232,000 for an effective tax rate of 35.0%.

Comparison of Results of Operations for the Years Ended December 31, 2001 and 2000

       General. Branch County reported net income of $759,000 and $1.3 million, respectively, for the years ended December 31, 2001 and 2000. The decrease in net income in 2001 was primarily the result of the increase in the provision for loan losses from $245,000 in 2000 to $1.0 million in 2001. Return on assets and return on equity were both lower in 2001 compared to 2000 as a result of lower net income.

       Net Interest Income. Net interest income before provision for loan losses was relatively consistent in 2000 and 2001, declining by $22,000 in 2001. Interest income increased by $661,000, or 4.8%, in 2001 and interest expense increased by $683,000, or 9.2% . Our average interest rate spread declined significantly from 4.20% in 2000 to 3.73% in 2001 due to a general decline in market interest rates and the refinancing or payoff of higher yielding loans in our portfolio. This was offset by an increase in the average balance of our interest-earning assets in 2001.

       Interest Income. The increase in interest income of $661,000, or 4.8% during the year ended December 31, 2001 was primarily due to an increase in the average balance of overnight funds held by the FHLB of $14.4 million in 2001 versus 2000. In addition, higher loan fees resulting from the significant volume of loan prepayments in 2001 compared to 2000 also contributed to the increase in interest income.

       Interest Expense. Offsetting the increase in interest income was a comparable increase in interest expense. Interest on deposits and FHLB advances increased by $244,000 and $439,000, or 5.1% and 16.4%, respectively, in 2001 from 2000, due primarily to a $10.9 million increase in the average balance of certificate of deposit accounts and a $6.8 million increase in the average balance of FHLB advances.

       Provision for Loan Losses. For the year ended December 31, 2001, the provision for loan losses amounted to $1.0 million compared to a provision for loan losses in 2000 of $245,000. The increase was brought about by a combination of a change in the composition of our loan portfolio, an economic slow down, new guidance from the banking regulators on loan loss methodology with regard to sub-prime loans, an OTS examination and a new data processing service provider. The change in the quality of our loan portfolio is due to the volume of refinances and loan sales in 2001. The lower interest rate environment of 2001 caused the refinance and sale of many higher quality residential mortgages that were held in the portfolio. With the economic slowdown we are experiencing an increase in our non-performing and foreclosed assets and delinquent loans that also supported further provisions in the allowance for loan losses. Non-performing loans and real estate in judgment increased by $1.3 million or 38.2% to $4.7 million at December 31, 2001 from $3.4 million at December 31, 2000. In addition, loans delinquent over 60 days, that were not considered non-performing assets, increased by $732,000 or 17.3% to $5.0 million at December 31, 2001 from $4.2 million at December 31, 2000. During 2001 an increase in loans classified as doubtful and substandard resulted in an increase in the provision of $197,000 and $229,000 respectively. The allowance allocated to past due loans, which were not considered doubtful or substandard, caused an increase in the provision of $173,000. Net charge offs during 2001 increased by $120,000 as compared to 2000. In addition, with the information system change we made in 2001 we were able to better identify various loan types, which allowed us to refine our approach to calculating the allowance for loan losses. As a result of the change in the information system the Bank was able to specifically identify sub-prime loans. With this new information, which was previously unavailable, the Bank was requested by its regulators to further refine its analysis of the allowance for loan losses to include categories of allocations for sub-prime loans, which further increased the provision by $90,000. Management believes that future trends in loan delinquencies should stabilize or improve as the economy strengthens. In addition, management does not expect increased concentrations in sub-prime loans. Our level of sub-prime loans is based on loan demand in our market, although management is committed to monitoring the overall level of these loans in our portfolio to limit their growth as a percentage of our total portfolio. Accordingly, management expects future loan loss provisions at levels comparable or slightly above amounts expensed for fiscal years ended December 31, 2000 and 1999. If the economy does not improve, we may be required to increase our provision for loan losses during future periods.

       Noninterest Income. Noninterest income amounted to $2.4 million and $1.5 million for the years ended December 31, 2001 and 2000, respectively. The increase consisted primarily of a $1.2 million gain from the sale of mortgage loans in 2001 compared to a $234,000 gain in 2000, as a result of the sale of $47.0 million of residential mortgage loans in 2001 compared to $9.5 million in 2000. This significant increase was caused by the high level of loan refinance activity in 2001 as interest rates fell substantially from 2000.

       Noninterest Expenses. Noninterest expenses increased $1.1 million or 19.5% to $6.7 million for the year ended December 31, 2001 compared to the year ended December 31, 2000. This increase was primarily due to a $237,000 or 179.5% increase in mortgage banking expenses, a $247,000 or 93.5% increase in data processing expense resulting from the conversion to the new service provider, an $85,000 or 61.9% increase in professional fees, a $143,000 or 4.7% increase in salaries and benefits and a $368,000 or 49.5% increase in other general and administrative expenses, with $115,000 of this amount resulting from increased expenses in dealing with repossessed residential real estate.

       Income Taxes. Branch County recorded income tax expense for the year ended December 31, 2001 of $299,000 on income before tax of $1,058,000 for an effective tax rate of 28.3%. In 2000, we recorded an income tax expense of $750,000 on income before tax of $2,086,000 for an effective tax rate of 35.9%. The decrease in effective tax rates is attributable to the fluctuation of permanent book and tax differences such as non-deductible expenses and the dividend received deduction.

Liquidity and Commitments

       We are required to maintain appropriate levels of investments that qualify as liquid assets under Office of Thrift Supervision regulations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets at levels above those believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. At March 31, 2002, our liquidity ratio, which is our liquid assets as a percentage of net withdrawable savings deposits with a maturity of one year or less and current borrowings, was 17.7%.

       Branch County's liquidity, represented by cash and cash equivalents, is a product of our operating, investing and financing activities. Branch County's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans, overnight deposits at the FHLB and funds provided from operations. While scheduled payments from the amortization of loans and overnight deposits are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. Branch County also generates cash through borrowings. Branch County utilizes Federal Home Loan Bank advances to leverage its capital base and provide funds for its lending and investment activities, and to enhance its interest rate risk management.

       Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer term basis, Branch County maintains a strategy of investing in various lending products as described in greater detail under "Business of Branch County - Lending Activities." Branch County uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and savings withdrawals and to fund loan commitments. At March 31, 2002, the total approved loan origination commitments outstanding, including the unadvanced portion of construction loans amounted to $1.1 million. Unused commercial and consumer lines of credit were $6.8 million as of March 31, 2002 and outstanding letters of credit were less than $100,000. Certificates of deposit scheduled to mature in one year or less at March 31, 2002, totaled $42.3 million. Based on historical experience, management believes that a significant portion of maturing deposits will remain with Branch County. Branch County anticipates that it will continue to have sufficient funds, through deposits and borrowings, to meet its current commitments.

       Net income, depreciation and amortization and the provision for loan losses were the primary source of cash from operating activities. During the three months ended March 31, 2002, net income provided cash of $101,000 compared to $151,000 during the three month period ended March 31, 2001. During the year ended December 31, 2001, net income provided $759,000 of cash compared to $1.3 million during the same period in 2000, a decrease of $578,000. Depreciation and amortization was a non-cash expense totaling $169,000, $851,000 and $649,000 for the three months ended March 31, 2002 and the years ended December 31, 2001 and 2000, respectively. The provision for loan losses is also a non-cash expense, which resulted in an expense of $124,000 during the three month period ended March 31, 2002 and $1.0 million and $245,000 during the years ended December 31, 2001 and 2000, respectively. These non-cash expenses are included in net income for purposes of calculating the results of operations during the respective years, and therefore are added to or subtracted from net income in determining cash flow from operating activities. The net proceeds on mortgage loans originated for sale used $300,000 for the three months ended March 31, 2002 and provided $1.5 million for the year ended December 31, 2001 and were a use of funds of $195,000 for the same period in 2000.

       The primary uses of cash for Branch County are the funding of customer loans and the repayment of customer deposits. Branch County's primary sources of cash are customer deposits and advances from the Federal Home Loan Bank. During the three month period ended March 31, 2002, we had net cash outlays for loan funding which totaled $5.0 million. During the years ended December 31, 2001 and 2000, net cash outlays totaled $2.6 million and $13.3 million, respectively. Branch County had total security purchases of $50,000 for the three months ended March 31, 2002, and $81,000 and $201,000 during the years ended December 31, 2001 and 2000, respectively. Security sales and maturities during the three months ended March 31, 2002 totaled $27,000, and $106,000 and $93,000, respectively, for the years ended December 31, 2001 and 2000. Customer deposits decreased $2.0 million for the three months ended March 31, 2002. For the years ended December 31, 2001 and 2000, net increases in customer deposits totaled $6.7 million and $2.9 million, respectively. Federal Home Loan Bank advances increased $6 million during the three months ended March 31, 2002. Advances from the Federal Home Loan Bank decreased $3.5 million and increased $11.0 million, respectively during the years ended December 31, 2001 and 2000.

       Our total equity increased to $15.5 million at March 31, 2002 from $15.4 million at December 31, 2001 and $14.6 million at December 31, 2000. At March 31, 2002, equity was 9.0% of total assets, compared to 9.1% at December 31, 2001 and 8.9% at December 31, 2000. The increase in total equity was the result of net income. See note 13 of the Notes to Consolidated Financial Statements.

Capital

       Consistent with its goals to operate a sound and profitable financial organization, Branch County actively seeks to maintain a "well capitalized" institution in accordance with regulatory standards. Total equity was $15.5 million at March 31, 2002, or 9.0% of total assets on that date. As of that date, Branch County exceeded all capital requirements of the Office of Thrift Supervision. Branch County's regulatory capital ratios at March 31, 2002 were as follows: tangible capital 8.68%; leverage capital, 8.68%; and total risk-based capital, 13.70%. The regulatory capital requirements to be considered well capitalized are 3.0%, 5.0% and 10.0%, respectively.

Impact of Inflation

       The consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

       Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

       The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Impact of Accounting Pronouncements

       Accounting for Derivative Instruments and Hedging Activities. Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," issued in June 1998 (as amended by SFAS No. 137), standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. The Statement requires entities to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value, gains and losses, of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reasons for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair value, cash flows or foreign currencies. The Statement was adopted by Branch County on January 1, 2001, and did not have any effect on the consolidated financial position or results of operations.

       Goodwill and Other Intangible Assets. On January 1, 2002, Branch County adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), accounting for "Goodwill and Other Intangible Assets". Under SFAS 142, identifiable intangible assets that meet certain criteria will continue to be amortized over their estimated useful lives. However, goodwill and non-identifiable intangible assets will no longer be amortized. Instead, these assets will be evaluated for impairment on an annual basis. If an asset is deemed to be impaired, the asset will be written down through an adjustment to current earnings. SFAS 142 will have no impact on our financial statements.

BUSINESS OF BRANCH COUNTY

General

       Our principal business consists of attracting retail deposits from the general public and investing those funds primarily in permanent loans secured by first mortgages on owner-occupied, one- to four-family residences and a variety of consumer loans. We also originate loans secured by commercial and multi-family real estate, commercial business loans and construction loans secured primarily by residential real estate.

       Our revenues are derived principally from interest on loans and interest on overnight deposits at the FHLB.

       We offer a variety of deposit accounts having a wide range of interest rates and terms, which generally include passbook and statement savings accounts, money market deposit accounts, NOW and non-interest bearing checking accounts and certificates of deposit with varied terms ranging from six months to 60 months. We solicit deposits in our market area and utilize brokered deposits.

Market Area

       We intend to continue to be a community-oriented financial institution offering a variety of financial services to meet the needs of the communities we serve. We are headquartered in Coldwater, Michigan and have five full service retail offices and one drive-through only location.

       Our geographic market area for loans and deposits is principally Branch and Hillsdale Counties. As of June 30, 2001, we had a 20.0% market share of FDIC-insured deposits in Branch County, and a 1.7% market share of FDIC-insured deposits in Hillsdale County, ranking us third and sixth, respectively, in those counties among all insured depository institutions.

       The local economy is based primarily on manufacturing and agricultural. Most of the job growth, particularly in Hillsdale County, has been in automobile products-related manufacturing. Median household income and per capita income for our primary market are below statewide averages, reflecting the rural economy and limited economic growth opportunities.

Lending Activities

       General. Our mortgage loans carry either a fixed or an adjustable rate of interest. Mortgage loans are generally long-term and amortize on a monthly basis with principal and interest due each month. At March 31, 2002, our net loan portfolio totaled $142.2 million, which constituted 82.3% of our total assets.

       Loans up to $400,000 may be approved by loan officers and loans up to $500,000 may be approved by the President within individual lending limits set by the board of directors. Loans over $500,000 and up to $1.0 million must be approved by a committee of the board of directors. Any loan over $1.0 million must be approved by the full board of directors.

       At March 31, 2002, the maximum amount which we could have loaned to any one borrower and the borrower's related entities was $2.6 million. At that date we had four loan relationships in excess of $700,000.

•	Our largest loan relationship was originated in November 2000 and is a series of acquisition, development and construction loans for $2.8 million secured by a single family residence in southwest Michigan. The construction loans have an 18 month term but will convert to a permanent residential mortgage loan upon completion of construction. We have sold a $500,000 non-recourse participation interest to another lending institution, leaving an outstanding balance of $2.3 million at March 31, 2002.

•	Our second largest loan relationship was originated in October 2001 with a commitment totaling $1.6 million. This loan is for the construction of a

Our second largest loan relationship was originated in October 2001 with a commitment totaling $1.6 million. This loan is for the construction of a commercial business in southwest Michigan. This loan has a fixed interest rate, with interest only payments in the first year. The loan then converts to a fully amortizing fixed rate loan with a 20 year term. The Small Business Administration has committed to fund $645,000 of the loan upon completion of the project. This loan had an outstanding balance at March 31, 2002 of $1.1 million.

•	Our third largest loan relationship was originated in September 1996 and is a series of four loans totaling $1.5 million for the development of residential building lots in southwest Michigan. Three of these loans were renewed in December 2001. The longest of these loans has a five year term and the loans call for interest only payments, with principal repayments upon the sale of each lot.

•	Our fourth largest loan relationship was originated in October 2001 to finance the purchase of a golf course in southwest Michigan. The loan was for $821,000 and has a five year term with a fixed interest rate.

The first three of the loans discussed above were current and performing in accordance with their terms at March 31, 2002, although the third loan is on the watch list as the borrower has been servicing the loan from other income rather than the sale of lots in the project. The fourth loan discussed above was 30 days delinquent at March 31, 2002 and has remained approximately 30 days delinquent.

       Loan Portfolio Composition. The following table presents information concerning the composition of our loan portfolio in dollar amounts and in percentages (before deductions for loans in process, deferred fees and discounts and allowances for losses) as of the dates indicated.

	March 31,		December 31,
	2002		2001		2000
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)

Real Estate Loans:
One- to four-family	$ 97,452	67.4%	$ 95,445	68.2%	$ 96,707	69.1%
Multi-family	175	0.1	245	0.2	259	0.2
Commercial	15,541	10.8	14,898	10.6	14,040	10.0
Construction or development	8,166	5.7	6,785	4.8	5,684	4.1
Total real estate loans	121,334	84.0	117,373	83.8	116,690	83.4

Other loans:
Consumer loans:
Automobile	3,009	2.1	3,287	2.3	4,002	2.9
Home equity	11,863	8.2	14,084	10.1	14,827	10.6
Manufactured housing	1,415	1.0	1,557	1.1	1,902	1.4
Other	4,809	3.3	1,800	1.3	1,109	0.8
Total consumer loans	21,096	14.6	20,728	14.8	21,840	15.7

Commercial Business Loans	2,001	1.4	1,884	1.4	1,339	0.9

Total other loans	23,097	16.0	22,612	16.2	23,179	16.6

Total Loans	144,431	100.0%	139,985	100.0%	139,869	100.0%

Less:
Loans in process	1		18		97
Deferred fees and discounts	495		563		718
Allowance for losses	1,713		1,683		857
	$142,222		$137,721		$138,197

       The following table shows the composition of our loan porfolio by fixed- and adjustable-rate at the dates indicated.

	March 31,		December 31,
	2002		2001		2000
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Fixed-Rate Loans:
Real estate:
One- to four-family	$ 83,335	57.70%	$ 81,628	58.31%	$ 77,518	55.42%
Multi-family	175	0.12	245	0.17	259	0.19
Commercial	12,220	8.46	10,677	7.63	9,713	6.94
Construction or development	7,955	5.51	5,612	4.01	4,401	3.15
Total real estate loans	103,685	71.79	98,162	70.12	91,891	65.70

Consumer	21,096	14.60	20,728	14.81	21,840	15.61
Commercial business	1,438	1.00	884	0.63	632	0.45
Total fixed-rate loans	126,219	87.39	119,774	85.56	114,363	81.76

Adjustable-Rate Loans:
Real estate:
One- to four-family	14,117	9.77	13,817	9.87	19,189	13.72
Multi-family	---	---	---	---	---	---
Commercial	3,321	2.30	4,221	3.01	4,327	3.09
Construction or development	211	0.15	1,173	0.84	1,283	0.92
Total real estate loans	17,649	12.22	19,211	13.72	24,799	17.73

Consumer	---	---	---	---	---	---
Commercial business	563	0.39	1,000	0.72	707	0.51
Total adjustable-rate loans	18,212	12.61	20,211	14.44	25,506	18.24
Total loans	144,431	100.00%	139,985	100.00%	139,869	100.00%

Less:
Loans in process	1		18		97
Deferred fees and discounts	495		563		718
Allowance for loan losses	1,713		1,683		857
Total loans receivable, net	$142,222		$137,721		$138,197

       The following schedule illustrates the contractual maturity of our loan portfolio at March 31, 2002. Mortgages which have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

	Real Estate
	One- to Four-Family		Multi-family and Commercial		Construction or Development		Consumer		Commercial Business		Total
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in Thousands)
Due to mature:
One year or less	$ 2,736	8.00%	$ 1,890	7.16%	$6,621	7.69%	$ 1,965	9.17%	$ 973	6.07%	$ 14,185	7.77%
After one year through five years	5,022	9.09	5,660	8.47	292	6.51	12,557	9.58	887	8.23	24,418	9.14
After five years	89,694	8.54	8,166	8.09	1,253	8.69	6,574	9.98	141	9.50	105,828	8.60

       The total amount of loans due after March 31, 2003 which have predetermined interest rates is $112.9 million while the total amount of loans due after such date which have floating or adjustable rates is $17.3 million.

       One- to Four-Family Residential Real Estate Lending. We focus our lending efforts primarily on the origination of loans secured by first mortgages on owner-occupied, one- to four-family residences in our market area. At March 31, 2002 , one- to four-family residential mortgage loans totaled $97.5 million, or 67.4% of our gross loan portfolio.

       Since 1985, Branch County has originated sub-prime residential mortgage loans. We define sub-prime loans as loans to borrowers:

•	with a credit score of less than 600, or

•	that do not fall into either of our top two of four pricing criteria.

Our definition of sub-prime lending is substantially similar to regulatory guidelines. We review a borrower's credit history, income, debt to income ratio and the loan to value ratio of the collateral in determining whether a loan is sub-prime.

       Because of the limitations of our data processing service provider prior to mid-2001, we were not able to segregate our sub-prime residential mortgage loans from our higher credit quality residential loans. Since our conversion to a new data processing service, we have been able to track our sub-prime loans based on the criteria described above. All residential mortgage loans in our portfolio that have been performing in accordance with their terms for four or more years are not classified as sub-prime loans. At March 31, 2002, $18.9 million, or 19.4% of our residential mortgage loans were sub-prime loans. We charge higher interest rates on our sub-prime residential mortgage loans to attempt to compensate for the increased risk in these loans. While we have higher delinquency and foreclosure rates than our peers on our residential mortgage loans, we have not experienced unacceptable charge-offs on these loans. See "Asset Quality."

       Sub-prime lending entails a higher risk of delinquency, foreclosure and ultimate loss than residential loans to more creditworthy borrowers. Delinquencies, foreclosure and losses generally increase during economic slowdowns or recessions like we are currently experiencing.

       We generally underwrite our one- to four-family loans based on the applicant's employment and credit history and the appraised value of the subject property. Presently, we lend up to 97% of the lesser of the appraised value or purchase price for one- to four-family residential loans. For loans with a loan-to-value ratio in excess of 80%, we generally require private mortgage insurance in order to reduce our exposure below 80%. Properties secured by one- to four-family loans were appraised by licensed staff appraisers through December 31, 2001. We require our borrowers to obtain title and hazard insurance, and flood insurance, if necessary, in an amount not less than the value of the property improvements.

       We currently originate one- to four-family mortgage loans on either a fixed- or adjustable-rate basis, as consumer demand dictates. Our pricing strategy for mortgage loans includes setting interest rates that are competitive with secondary market requirements and other local financial institutions, and consistent with our internal needs. Our pricing for sub-prime loans is higher, as we attempt to offset the increased risks and costs involved in dealing with a greater percentage of delinquencies and foreclosures. Adjustable-rate mortgage, or ARM loans, are offered with either a one-year, three-year or seven-year term to the initial repricing date. After the initial period, the interest rate for each ARM loan adjusts annually for the remainder of the term of the loan. During the three months ended March 31, 2002 and year ended December 31, 2001, we originated $1.3 million and $2.9 million of one- to four-family ARM loans, respectively, and $10.8 million and $81.1 million of one- to four-family fixed-rate mortgage loans, respectively.

       Fixed-rate loans secured by one- to four-family residences have contractual maturities of up to 30 years, and are generally fully amortizing, with payments due monthly. These loans normally remain outstanding, however, for a substantially shorter period of time because of refinancing and other prepayments. A significant change in the current level of interest rates could alter the average life of a residential loan in our portfolio considerably. Our one- to four-family loans are generally not assumable, do not contain prepayment penalties and do not permit negative amortization of principal. Most are written using secondary market underwriting guidelines, although we retain in our portfolio those loans which do not qualify for sale in the secondary market. Our real estate loans generally contain a "due on sale" clause allowing us to declare the unpaid principal balance due and payable upon the sale of the security property.

       Our one- to four-family residential ARM loans are fully amortizing loans with contractual maturities of up to 30 years, with payments due monthly. Our ARM loans generally provide for a maximum 2% annual adjustment and 6% lifetime adjustment to the initial rate. As a consequence of using caps, the interest rates on these loans may not be as rate sensitive as is our cost of funds.

       In order to remain competitive in our market area, we may originate ARM loans at initial rates below the fully indexed rate.

       ARM loans generally pose different credit risks than fixed-rate loans, primarily because as interest rates rise, the borrower's payment rises, increasing the potential for default. We have not experienced difficulty with the payment history for these loans. See "- -- Non-performing Assets" and "-- Classified Assets."

       Multi-family and Commercial Real Estate Lending. We offer a variety of multi-family and commercial real estate loans. These loans are secured primarily by residential development projects, golf courses, commercial properties, retail establishments, churches and small office buildings located in our market area. At March 31, 2002, multi-family and commercial real estate loans totaled $15.7 million or 10.9% of our gross loan portfolio.

       Our loans secured by multi-family and commercial real estate are originated with either a fixed or adjustable interest rate. The interest rate on adjustable-rate loans is based on the Wall Street Journal prime rate plus a margin, generally determined through negotiation with the borrower. Loan-to-value ratios on our multi-family and commercial real estate loans typically do not exceed 80% of the appraised value of the property securing the loan. These loans typically require monthly payments, may not be fully amortizing and have maximum maturities of 25 years.

       Loans secured by multi-family and commercial real estate are underwritten based on the income producing potential of the property and the financial strength of the borrower. We generally require personal guarantees of the borrowers in addition to the security property as collateral for such loans. We generally require an assignment of rents or leases in order to be assured that the cash flow from the project will be used to repay the debt. Appraisals on properties securing multi-family and commercial real estate loans are generally performed by independent state licensed fee appraisers approved by the board of directors. See "- Loan Originations, Purchases, Sales and Repayments."

       We do not generally maintain an insurance escrow account for loans secured by multi-family and commercial real estate, although we may maintain a tax escrow account for these loans. In order to monitor the adequacy of cash flows on income-producing properties, the borrower is requested or required to provide periodic financial information.

       Loans secured by multi-family and commercial real estate properties are generally larger and involve a greater degree of credit risk than one- to four-family residential mortgage loans. Such loans typically involve large balances to single borrowers or groups of related borrowers. Because payments on loans secured by multi-family and commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. If the cash flow from the project is reduced, or if leases are not obtained or renewed, the borrower's ability to repay the loan may be impaired. See "- Asset Quality -- Non-performing Loans."

       Construction and Development Lending. We make construction loans to builders and to individuals for the construction of their residences as well as to businesses and individuals for commercial real estate construction projects. Substantially all of these loans are secured by property located within our market area. At March 31, 2002, we had $8.2 million in construction and development loans outstanding, representing 5.7% of our gross loan portfolio.

       Construction and development loans are obtained through continued business with builders who have previously borrowed from us, from walk-in customers and through referrals from realtors and other customers. The application process includes submission of plans, specifications and costs of the project to be constructed. These items are used as a basis to determine the appraised value of the subject property. Loans are based on the lesser of current appraised value and/or the cost of construction, including the land and the building. We generally conduct regular inspections of the construction project being financed.

       Loans secured by building lots are generally granted with terms of up to 18 months and are available with either fixed or adjustable interest rates and on individually negotiated terms. During the construction phase, the borrower generally pays interest only on a monthly basis. Loan-to-value ratios on our construction and development loans typically do not exceed 80% of the appraised value of the project on an as completed basis, although the board of directors has made limited exceptions to this policy where special circumstances exist.

       Because of the uncertainties inherent in estimating construction and development costs and the market for the project upon completion, it is relatively difficult to evaluate accurately the total loan funds required to complete a project, the related loan-to-value ratios and the likelihood of ultimate success of the project. These loans also involve many of the same risks discussed above regarding multi-family and commercial real estate loans and tend to be more sensitive to general economic conditions than many other types of loans. In addition, payment of interest from loan proceeds can make it difficult to monitor the progress of a project.

       Consumer and Other Lending. Consumer loans generally have shorter terms to maturity, which reduces our exposure to changes in interest rates, and carry higher rates of interest than do one- to four-family residential mortgage loans. In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities. At March 31, 2002, our consumer loan portfolio totaled $21.1 million, or 14.6% of our gross loan portfolio. We offer a variety of secured consumer loans, including home equity loans and lines of credit, home improvement loans, auto loans, boat and recreational vehicle loans, manufactured housing loans and loans secured by savings deposits. We also offer a limited amount of unsecured loans. We originate our consumer loans in our market area.

       Our home equity loans, including lines of credit, and home improvement loans totaled $11.9 million, and comprised 8.2% of our gross loan portfolio at March 31, 2002. These loans may be originated in amounts, together with the amount of the existing first mortgage, of up to 100% of the value of the property securing the loan. The term to maturity on our home equity and home improvement loans may be up to 15 years. Home equity lines of credit have a maximum term to maturity of up to five years and have fixed interest rates. No principal payments are required on home equity lines of credit during the loan term. Other consumer loan terms vary according to the type of collateral, length of contract and creditworthiness of the borrower.

       We originate auto loans, boat and recreational vehicle loans and manufactured housing loans on a direct basis and boat and recreational vehicle loans on an indirect basis beginning in 2001. We generally buy indirect loans on a rate basis, paying the dealer a cash payment for loans with an interest rate in excess of the rate we require. This premium is amortized over the remaining life of the loan. Any prepayments or delinquencies are charged to future amounts owed to that dealer, with no dealer reserve or other guarantee of payment if the dealer stops doing business with us.

       We underwrite indirect loans using the Fair-Isaacs credit scoring system, a widely used credit evaluation system. All indirect loans are required to meet one of our top two of four credit pricing requirements before we accept them. We had $213,000 of indirect consumer loans at March 31, 2002. We intend to increase our emphasis on indirect consumer lending.

       Auto loans totaled $3.0 million at March 31, 2002, or 2.1% of our gross loan portfolio. Auto loans may be written for up to six years and have fixed rates of interest. Loan to value ratios are up to 100% of the sales price for new autos and 100% of wholesale value on used cars, based on valuation from official used car guides.

       Manufactured housing loans totaled $1.4 million at March 31, 2002, or 1.0% of our gross loan portfolio. This amount is down significantly over the last two years, due to a higher than acceptable delinquency and loss experience with these loans. Manufactured housing loans are currently offered at fixed rates of interest for terms up to 15 years, and at a maximum loan to value ratio of 85%. Manufactured housing loans in our portfolio, however, may have longer terms and higher loan to value ratios. At March 31, 2002, $24,000 or 1.7% of our manufactured housing loans were more than 90 days past due. See "- Asset Quality - Non-Performing Assets."

       We originate sub-prime consumer loans, using the same definition as residential mortgage loans. Based on this definition, and assuming that all consumer loans that have been performing in accordance with their terms for four or more years are not sub-prime loans, at March 31, 2002 $4.3 million, or 20.2% of our consumer loan portfolio were sub-prime loans.

       Consumer loans may entail greater risk than do one- to four-family residential mortgage loans, particularly in the case of consumer loans which are secured by rapidly depreciable assets, such as automobiles, boats, manufactured housing and recreational vehicles. In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance. As a result, consumer loan collections are dependent on the borrower's continuing financial stability and, thus, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. See "Risk Factors."

Commercial Business Lending

       At March 31, 2002, commercial business loans comprised $2.0 million, or 1.4% of Branch County's gross loan portfolio. Most of our commercial business loans have been extended to finance local businesses and include short term loans to finance machinery and equipment purchases, inventory and accounts receivable. Commercial business loans also involve the extension of revolving credit for a combination of equipment acquisitions and working capital needs.

       The terms of loans extended on the security of machinery and equipment are based on the projected useful life of the machinery and equipment, generally not to exceed seven years. Lines of credit generally are available to borrowers for up to 12 months, and may be renewed by Branch County. We issue a few standby letters of credit which are offered at competitive rates and terms and are issued on a secured basis. We are attempting to expand our volume of commercial business loans.

       Our commercial business lending policy includes credit file documentation and analysis of the borrower's background, capacity to repay the loan, the adequacy of the borrower's capital and collateral as well as an evaluation of other conditions affecting the borrower. Analysis of the borrower's past, present and future cash flows is also an important aspect of our credit analysis. We generally obtain personal guarantees on our commercial business loans. Nonetheless, these loans are believed to carry higher credit risk than more traditional single family loans.

       Unlike residential mortgage loans, commercial business loans are typically made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business.

As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself (which, in turn, is often dependent in part upon general economic conditions). Our commercial business loans are usually, but not always, secured by business assets. However, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

Loan Originations, Purchases, Sales and Repayments

       We originate loans through referrals from real estate brokers and builders and other customers, our marketing efforts, and our existing and walk-in customers. We also originate consumer loans through relationships with dealerships. While we originate both adjustable-rate and fixed-rate loans, our ability to originate loans is dependent upon customer demand for loans in our market area. Demand is affected by local competition and the interest rate environment. During the last several years, due to low market interest rates, our dollar volume of fixed-rate, one- to four-family loans has substantially exceeded the dollar volume of the same type of adjustable-rate loans. We sell a portion of the conforming, fixed rate, one- to four-family residential loans we originate and we keep the sub-prime residential real estate loans we originate. We do not purchase loans. Furthermore, during the past few years, we, like many other financial institutions, have experienced significant prepayments on loans due to the low interest rate environment prevailing in the United States.

       In periods of economic uncertainty, the ability of financial institutions, including us, to originate or purchase large dollar volumes of real estate loans may be substantially reduced or restricted, with a resultant decrease in interest income.

       The following table shows the loan origination, sale and repayment activities of Branch County for the periods indicated.

	Three Months Ended March 31,		Year Ended December 31,
	2002	2001	2001	2000
	(In Thousands)
Originations by type:
Real Estate:
One- to four-family	$ 12,106	$10,326	$ 83,991	$34,280
Multi-family	322	10	10	---
Commercial	3,457	812	6,734	5,299
Construction or development	648	480	5,235	4,959
Total real estate loans	16,533	11,628	95,970	44,538

Consumer Loans:
Automobile	216	452	1,946	2,280
Home equity	769	816	4,051	7,763
Manufactured housing	62	160	367	956
Other	242	169	1,619	800
Commercial business	154	228	1,416	661
Total loans originated	17,976	13,453	105,369	56,998

Sales and Repayments:
One- to four-family loans sold	2,200	3,387	46,958	9,530
Principal repayments	11,219	11,635	58,295	35,670
Total reductions	13,419	15,022	105,253	45,200
Increase (decrease) in other items, net	(56)	36	(592)	(15)
Net increase (decrease)	$ 4,501	$(1,533)	$ (476)	$11,783

Asset Quality

       When a borrower fails to make a payment on a mortgage loan on or before the default date, a late charge notice is mailed 10 to 15 days after the due date. All delinquent accounts are reviewed by a collector, who attempts to cure the delinquency by contacting the borrower once the loan is 30 days past due. Once the loan becomes 60 days delinquent, contact with the borrower is made requesting payment of the delinquent amount in full, or the establishment of an acceptable repayment plan to bring the loan current. All loans over 90 days delinquent are handled by the senior collections officer until the delinquency is resolved or foreclosure occurs. The notice of intent to foreclose allows the borrower up to 30 days to bring the account current. During this 30 day period, the collector may accept a written repayment plan from the borrower which would bring the account current within the next 90 days.

       For consumer loans a similar collection process is followed. Follow-up contacts are generally on an accelerated basis compared to the mortgage loan procedure due to the nature of the collateral.

       Delinquent Loans. The following tables set forth our loan delinquencies by type, number, amount and percentage of type at the dates indicated.

	March 31, 2002 Loans Delinquent For:
	60-89 Days			90 Days and Over			Total Delinquent Loans
	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category
	(Dollars in Thousands)
Real Estate:
One- to four-family	47	$2,486	2.55%	35	$2,448	2.51%	82	$4,934	5.06%
Multi-family	---	---	---	---	---	---	---	---	---
Commercial	---	---	---	2	247	1.59	2	247	1.59
Construction or development	---	---	---	---	---	---	---	---	---

Total real estate loans	47	2,486	2.05	37	2,695	2.22	84	5,181	4.27

Consumer	25	331	1.57	17	135	0.64	42	466	2.21
Commercial business	---	---	---	---	---	---	---	---	---

Total	72	$2,817	1.95%	54	$2,830	1.96%	126	$5,647	3.91%

	December 31, 2001 Loans Delinquent For:
	60-89 Days			90 Days and Over			Total Delinquent Loans
	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category
	(Dollars in Thousands)
Real Estate:
One- to four-family	76	$4,080	4.27%	42	$2,251	2.36%	118	$6,331	6.63%
Multi-family	---	---	---	---	---	---	---	---	---
Commercial	4	393	2.64	2	161	1.08	6	554	3.72
Construction or development	---	---	---	3	257	3.79	3	257	3.79

Total real estate loans	80	4,473	3.81	47	2,669	2.27	127	7,142	6.08

Consumer	41	486	2.34	30	306	1.48	71	792	3.82
Commercial business	---	---	---	---	---	---	---	---	---

Total	121	$4,959	3.54%	77	$2,975	2.13%	198	$7,934	5.67%

       The table below sets forth the amounts and categories of non-performing assets in the Bank's loan portfolio. Loans are placed on non-accrual status when the collection of principal and/or interest become doubtful. For all years presented, the Bank had no troubled debt restructurings, which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates. Foreclosed assets include assets acquired in settlement of loans.

	March 31,	December 31,
	2002	2001	2000
	(Dollars in Thousands)

Non-accruing loans:
One- to four-family	$ ---	$ ---	$ ---
Multi-family	---	---	---
Commercial real estate	---	---	---
Construction or development	73	---	---
Consumer	11	---	---
Commercial business	---	---	---
Total	84	---	---

Accruing loans delinquent more than 90 days:
One- to four-family	2,448	2,251	2,248
Multi-family	---	---	---
Commercial real estate	247	161	142
Construction or development	---	257	---
Consumer	135	306	290
Commercial business	---	---	17
Total	2,830	2,975	2,697

Foreclosed assets:
One- to four-family(1)	2,439	2,437	1,304
Multi-family	---	---	---
Commercial real estate	---	---	---
Construction or development	---	---	---
Consumer	51	136	13
Commercial business	---	---	---
Total	2,490	2,573	1,317

Total non-performing assets	$5,404	$5,548	$4,014
Total as a percentage of total assets	3.13%	3.29%	2.45%

_________________

(1) Includes $1.2 million, $1.6 million and $724,000 in real estate in judgment and subject to redemption at March 31, 2002, December 31, 2001 and 2000, respectively.

       For the three months ended March 31, 2002 there was $117 of gross interest income which would have been recorded had non-accruing loans been current in accordance with their original terms. No gross interest income would have been recorded for the year ended December 31, 2001.

       Other Loans of Concern. In addition to the non-performing assets set forth in the table above, as of March 31, 2002, there were also eight loans totaling an aggregate of $3.8 million with respect to which known information about the possible credit problems of the borrowers have caused management to have doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories. These loans have been considered in management's determination of the adequacy of our allowance for loan losses and are included in the commercial category in the table on page 89.

       Of these eight loans, four had balances of less than $200,000 each. The fifth loan is a commercial real estate loan with a balance of $463,000 at March 31, 2002. The collateral securing this loan may be insufficient to provide for full payment of principal and interest in the event of default, although the Bank has personal guarantees from the borrowers. The sixth loan is a commercial real estate loan with a balance of $818,000 at March 31, 2002. This loan is secured by a golf course in southwest Michigan and is approximately 30 days delinquent.

       The seventh loan is a series of commercial real estate loans totaling $614,000, originated in 1996 and renewed in February, 2001 for the purpose of developing residential building lots in southwest Michigan. At March 31, 2002, 54% of the lots were sold. We have personal guarantees from the borrowers for 98% of the loan amount.

       The eighth loan is a series of four loans to one borrower totaling $1.5 million at March 31, 2002 for the development of residential building lots in southwest Michigan. Three of these loans were renewed in December 2001.

       At March 31, 2002, all eight of these loans, except the sixth loan discussed above were current and performing in accordance with their terms.

       Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the Office of Thrift Supervision to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

       When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management and approved by the board of directors. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the Office of Thrift Supervision and the FDIC, which may order the establishment of additional general or specific loss allowances.

       In connection with the filing of our periodic reports with the Office of Thrift Supervision and in accordance with our classification of assets policy, we regularly review the problem assets in our portfolio to determine whether any assets require classification in accordance with applicable regulations. On the basis of management's review of our assets, at March 31, 2002, we had classified $6.6 million of our assets as substandard, $386,000 as doubtful and none as loss. The total amount classified represented 45.4% of our equity capital and 4.1% of our assets at March 31, 2002. The allowance for loan losses at March 31, 2002 includes $814,000 and $193,000 related to substandard and doubtful loans, respectively. At March 31, 2002, $4.8 million and $386,000 of substandard and doubtful assets, respectively, have been included in the table of non-performing assets. See "- Asset Quality - Delinquent Loans."

       Provision for Loan Losses. We recorded a provision for loan losses during the three months ended March 31, 2002 of $124,000, compared to $150,000 during the three months ended March 31, 2001 and $1.0 million for the year ended December 31, 2001 compared to $245,000 for the year ended December 31, 2000. The provision for loan losses is charged to income to establish the allowance for loan losses to cover all known and inherent losses in the loan portfolio that are both probable and reasonable to estimate based on the factors discussed below under "-- Allowance for Loan Losses." See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Comparison of Operating Results for the Years Ended December 31, 2001 and 2000 - Provision for Loan Losses" for a discussion of the reasons for the increased provision in 2001.

       Allowance for Loan Losses. We maintain an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the estimated losses inherent in the loan portfolio. Our methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance and specific allowances for identified problem loans and portfolio segments. In addition, the allowance incorporates the results of measuring impaired loans as provided in SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These accounting standards prescribe the measurement methods, income recognition and disclosures related to impaired loans.

       The formula allowance is calculated by applying loss factors to outstanding loans based on the internal risk evaluation of such loans or pools of loans. Changes in risk evaluations of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based both on our historical loss experience as well as on significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Comparison of Operating Results for the Years Ended December 31, 2001 and 2000 - Provision for Loan Losses" for a discussion of the reasons for the increased provision in 2001.

       The appropriateness of the allowance is reviewed by management based upon our evaluation of then-existing economic and business conditions affecting our key lending areas and other conditions, such as credit quality trends (including trends in delinquencies, nonperforming loans and foreclosed assets expected to result from existing conditions), collateral values, loan volumes and concentrations, specific industry conditions within portfolio segments and recent loss experience in particular segments of the portfolio that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectibility of the loan. Senior management reviews these conditions quarterly. To the extent that any of these conditions is evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management's estimate of the effect of this condition may be reflected as a specific allowance applicable to this credit or portfolio segment.

       The allowance for loan losses is based on estimates of losses inherent in the loan portfolio. Actual losses can vary significantly from the estimated amounts. Our methodology as described permits adjustments to any loss factor used in the computation of the formula allowance in the event that, in management's judgment, significant factors which affect the collectibility of the portfolio as of the evaluation date are not reflected in the loss factors. By assessing the estimated losses inherent in the loan portfolio on a quarterly basis, we are able to adjust specific and inherent loss estimates based upon any more recent information that has become available. As a result of our conversion to a new data processing service provider in 2001, we now have the ability to track sub-prime residential and consumer loans as a separate category of loans. This gave us the ability to comply with a comment from the Office of Thrift Supervision to separately track our sub-prime loans and to increase our allowance for loan losses, which resulted in an increase of $90,000.

       At March 31, 2002, our allowance for loan losses was $1.7 million or 1.20% of the total loan portfolio and approximately ^ 58.8% of total non-performing loans. Assessing the adequacy of the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. In the opinion of management, the allowance, when taken as a whole, covers all known and inherent losses in the loan portfolio that are both probable and reasonable to estimate.

	Three Months Ended March 31,	December 31,
	2002	2001	2000
	(Dollars in Thousands)

Balance at beginning of period	$1,683	$ 857	$ 705

Charge-offs:
One- to four-family	78	116	60
Multi-family	---	---	---
Commercial real estate	1	---	---
Construction or development	---	---	---
Consumer	49	206	55
Commercial business	---	---	---
	128	322	115

Recoveries:
One- to four-family	16	72	5
Multi-family	---	---	---
Commercial real estate	---	---	---
Construction or development	---	---	---
Consumer	18	37	17
Commercial business	---	---	---
	34	109	22

Net charge-offs	94	213	93
Additions charged to operations	124	1,039	245
Balance at end of period	$1,713	$1,683	$ 857

Ratio of net charge-offs during the period to average loans outstanding during the period(1)	0.27%	0.15%	0.07%

Ratio of net charge-offs during the period to non-performing assets(1)	^ 6.96%	^ 3.84%	^ 2.32%

Allowance as a percentage of non-performing loans	^ 58.79%	56.57%	31.78%

Allowance as a percentage of total loans (end of period)	1.20%	1.22%	0.62%

________________
(1) The March 31, 2002 ratios have been annualized.

       The distribution of our allowance for losses on loans at the dates indicated is summarized as follows:

	March 31,			December 31,
	2002			2001			2000
	Amount of Loan Loss Allowance	Loan Amounts by Category(1)	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allowance	Loan Amounts by Category(1)	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allowance	Loan Amounts by Category(1)	Percent of Loans in Each Category to Total Loans
	(In thousands)

One- to four-family(2)	$ 930	$ 103,226	70.4%	$ 821	$ 93,734	66.2%	$415	$ 96,198	68.4%
Multi-family and non-residential real estate	8	1,928	1.3	10	3,496	2.5	7	2,637	1.9
Construction or development	51	7,680	5.6	27	4,884	3.4	12	2,711	1.9
Consumer	235	17,603	12.1	302	22,803	16.1	148	23,333	16.6
Commercial	487	15,314	10.6	523	16,659	11.8	275	15,714	11.2
Unallocated	3	---	---	---	--	---	---	---	---
Total	$1,714	$145,751	100.0%	$1,683	$141,576	100.0%	$857	$140,593	100.0%

(1) Loan categories are based on the type of loan as opposed to the underlying collateral, which is the basis for other loan tables presented in this document.

(2) One- to four-family loans includes real estate in judgment and subject to redemption of $1.2 million, $1.6 million and $724,000 at March 31, 2002, December 31, 2001 and 2000, respectively.

Investment Activities

       Federally chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, including callable agency securities, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, federally chartered savings institutions may also invest their assets in investment grade commercial paper and corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is otherwise authorized to make directly. See "How We Are Regulated - Branch County" and "- Qualified Thrift Lender Test" for a discussion of additional restrictions on our investment activities.

       The President has the basic responsibility for the management of our investment portfolio, under the guidance of the asset and liability management committee. The President considers various factors when making decisions, including the marketability, maturity and tax consequences of the proposed investment. The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows, and the anticipated demand for funds via deposit withdrawals and loan originations and purchases.

       The general objectives of our investment portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset and Liability Management and Market Risk."

       Our investment portfolio consists primarily of overnight deposits with the FHLB. This provides us with maximum flexibility and liquidity, although we may sacrifice yield compared to a traditional investment portfolio of short and medium term government and Agency securities. We also have a limited amount of mortgage-backed securities. See Notes 2 and 3 of the Notes to Consolidated Financial Statements.

       In 2001 we invested in a limited partnership that was organized to construct, own and operate low and moderate income multi-family housing units located in Coldwater, Michigan. The project is expected to be completed by September 2002. We have invested $1.5 million in this project.

       A low and moderate-income housing project qualifies for certain federal income tax credits if:

•	it is a residential rental property,

•	the units are used on a non-transient basis, and

•	20% or more of the units in the project are occupied by tenants whose incomes are 50% or less of the area median gross income, adjusted for family size, or alternatively, at least 40% of the units in the project are occupied by tenants whose incomes are 60% or less of the area median gross income.

Qualified low-income housing projects generally must comply with these and other rules for 15 years, beginning with the first year the project qualified for the tax credit, or some or all of the tax credit together with interest may be recaptured.

       We expect to receive tax credits beginning in 2002. We expect the project to incur operating losses primarily due to the accelerated depreciation of assets. We are accounting for our investment in this project on the equity method. Accordingly, we will record our share of losses as reductions to our investment in the project. See Note 4 of the Notes to Consolidated Financial Statements for additional information regarding our limited partnership investment.

       The following table sets forth the composition of our securities portfolio at the dates indicated.

	March 31,		December 31,
	2002		2001		2000
	Value	% of Total	Value	% of Total	Value	% of Total
	(Dollars in Thousands)

Trading assets, at fair value:
Mortgage backed securities	$260	100.00%	$258	100.00%	$239	100.00%

Investment securities, at amortized cost:
Mortgage-backed securities	$339	100.00%	$367	100.00%	$473	100.00%

Investment securities, at fair value	$334	100.00%	$369	100.00%	$471	100.00%

       The composition and maturities of the investment securities portfolio, excluding FHLB stock, as of March 31, 2002 are indicated in the following table.

	Less than 1 year		1 to 5 years		5 to 10 years		Over 10 years		Total Securities
	Value	Weighted Average Yield	Value	Weighted Average Yield	Value	Weighted Average Yield	Value	Weighted Average Yield	Value	Weighted Average Yield	Fair Value
	(Dollars in Thousands)
Trading assets, at fair value:
Mortgage-backed securities (1)	$260	5.91%	$ ---	---%	$ ---	---%	$ ---	---%	$260	5.91%	$260

Investment securities, at amortized cost	$ ---	---%	$ ---	---%	$ ---	---%	$339	6.30%	$339	6.30%	$339

(1)       This investment consists of mutual funds that invest in mortgage-backed securities.

Sources of Funds

       General. Our sources of funds are deposits, borrowings, payment of principal and interest on loans, interest earned on or maturation of other investment securities and overnight funds and funds provided from operations.

       Deposits. We offer a variety of deposit accounts to both consumers and businesses having a wide range of interest rates and terms. Our deposits consist of passbook accounts, money market deposit accounts, NOW and demand accounts and certificates of deposit. We solicit deposits in our market area and have accepted and continue to utilize brokered deposits. At March 31, 2002 we had $20.1 million of brokered deposits. In our experience brokered deposits are an attractive and stable source of funds which may be less costly than local deposits or borrowings. However, brokered deposits may be less stable than local deposits if deposit brokers or investors lose confidence in us or find more attractive rates at other financial institutions. We primarily rely on competitive pricing policies, marketing and customer service to attract and retain these deposits.

       The flow of deposits is influenced significantly by general economic conditions, changes in money market and prevailing interest rates and competition. The variety of deposit accounts we offer has allowed us to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. We have become more susceptible to short-term fluctuations in deposit flows, as customers have become more interest rate conscious. We try to manage the pricing of our deposits in keeping with our asset/liability management, liquidity and profitability objectives, subject to competitive factors. Based on our experience, we believe that our deposits are relatively stable sources of funds. Despite this stability, our ability to attract and maintain these deposits and the rates paid on them has been and will continue to be significantly affected by market conditions.

       The following table sets forth our deposit flows during the periods indicated.

	Three Months Ended March 31,		Year Ended December 31,
	2002	2001	2001	2000
	(Dollars in Thousands)

Opening balance	$105,698	$ 98,986	$ 98,986	$96,089
Net deposits (withdrawals)	(2,867)	7,997	1,650	(1,831)
Interest credited	906	1,351	5,062	4,728

Ending balance	$103,737	$108,334	$105,698	$98,986

Net increase (decrease)	$ (1,961)	$ 9,348	$ 6,712	$ 2,897

Percent increase (decrease)	(1.86)%	9.40%	6.78%	3.01%

       The following table sets forth the dollar amount of savings deposits in the various types of deposit programs offered by Branch County at the dates indicated.

	March 31,		Year Ended December 31,
	2002		2001		2000
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in Thousands)

Transaction and Savings Deposits:

Non-interest bearing accounts	$ 3,826	3.68%	$ 1,863	1.76%	$ 2,580	2.60%
Savings accounts 1.4%	15,351	14.78	14,770	13.95	13,943	14.05
NOW accounts 1.6%	9,808	9.44	9,013	8.51	7,955	8.02
Money market accounts 2.2%	9,967	9.59	10,036	9.48	7,002	7.06

Total non-certificates	38,952	37.49	35,682	33.70	31,480	31.73

Certificates:

0.00 - 1.99%	806	0.78	331	0.31	---	---
2.00 - 3.99%	21,436	20.63	20,382	19.25	---	---
4.00 - 5.99%	31,257	30.09	36,661	34.63	12,894	12.99
6.00 - 7.99%	11,286	10.86	12,641	11.94	53,997	54.42
8.00 - 9.99%	---	---	---	---	615	0.62

Total certificates	64,785	62.36	70,015	66.13	67,506	68.03
Accrued interest	153	0.15	174	0.17	237	0.24
Total deposits	$103,890	100.00%	$105,871	100.00%	$99,223	100.00%

       The following table indicates the amount of our certificates of deposit and other deposits by time remaining until maturity as of March 31, 2002.

	Maturity
	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 months	Total
	(In Thousands)

Certificates of deposit less than $100,000	$ 8,546	$11,277	$11,319	$18,191	$49,333

Certificates of deposit of $100,000 or more	4,871	3,653	2,665	4,263	15,452

Total certificates of deposit	$13,417	$14,930	$13,984	$22,454	$64,785

       The following table shows rate and maturity information for our certificates of deposit as of March 31, 2002.

	0.00- 1.99%	2.00- 3.99%	4.00- 5.99%	6.00- 7.99%	Total	Percent of Total
	(Dollars in Thousands)
Certificate accounts maturing in quarter ending:

June 30, 2002	$213	$ 6,399	$ 5,185	$ 1,620	$13,417	20.71%
September 30, 2002	409	6,857	6,033	1,631	14,930	23.05
December 31, 2002	99	2,603	908	2,627	6,237	9.63
March 31, 2003	85	4,366	2,463	833	7,747	11.96
June 30, 2003	---	99	1,930	468	2,497	3.85
September 30, 2003	---	118	1,083	894	2,095	3.23
December 31, 2003	---	252	327	611	1,190	1.84
March 31, 2004	---	282	2,139	292	2,713	4.19
June 30, 2004	---	---	1,415	187	1,602	2.47
September 30, 2004	---	1	3,613	100	3,714	5.73
December 31, 2004	---	326	385	352	1,063	1.64
March 31, 2005	---	133	454	860	1,447	2.23
Thereafter	---	---	5,322	811	6,133	9.47

Total	$806	$21,436	$31,257	$11,286	$64,785	100.00%

Percent of total	1.24%	33.09%	48.25%	17.42%

       Borrowings. Although deposits are our primary source of funds, we may utilize borrowings when they are a less costly source of funds and can be invested at a positive interest rate spread, when we desire additional capacity to fund loan demand or when they meet our asset/liability management goals. Our borrowings historically have consisted of advances from the Federal Home Loan Bank of Indianapolis. See Note 10 of the Notes to Consolidated Financial Statements.

       We may obtain advances from the Federal Home Loan Bank of Indianapolis upon the security of certain of our mortgage loans and mortgage-backed securities. These advances may be made pursuant to several different credit programs, each of which has its own interest rate, range of maturities and call features. At March 31, 2002, we had $51.5 million in Federal Home Loan Bank advances outstanding.

       The following table sets forth the maximum month-end balance and average balance of Federal Home Loan Bank advances for the periods indicated.

	Three Months Ended March 31,		Year Ended December 31,
	2002	2001	2001	2000
	(In Thousands)
Maximum Balance:
FHLB advances	$51,500	$49,000	$50,500	$51,000

Average Balance:
FHLB advances	$49,800	$49,000	$48,908	$42,083

       The following table sets forth certain information concerning our borrowings at the dates indicated.

	March 31,		December 31,
	2002	2001	2001	2000
	(Dollars in Thousands)

FHLB advances	$51,500	$49,000	$45,500	$49,000

Weighted average interest rate of FHLB advances	6.08%	6.36%	6.15%	6.36%

Subsidiary and Other Activities

       As a federally chartered savings bank, we are permitted by Office of Thrift Supervision regulations to invest up to 2% of our assets, or $3.5 million at March 31, 2002, in the stock of, or unsecured loans to, service corporation subsidiaries. We may invest an additional 1% of our assets in service corporations where such additional funds are used for inner-city or community development purposes.

       At March 31, 2002, we had one active subsidiary, Community Services Group, Inc., which owns stock in MIMLIC Insurance Company, a life and accident insurance company. MIMLIC primarily reinsures mortgage and credit life insurance, as well as accident and disability insurance. As of March 31, 2002, our total investment in this subsidiary was $698,000 which consisted principally of deposits in Branch County and our mortgage-backed securities portfolio.

Competition

       We face strong competition in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from other savings institutions, commercial banks, credit unions and mortgage bankers, including non-local Internet based and telephone based competition. Other savings institutions, commercial banks, credit unions and finance companies, including non-local Internet based entities, provide vigorous competition in consumer lending.

       We attract deposits through our branch office system and we utilize out of area brokered deposits. Competition for deposits is principally from other savings institutions, commercial banks and credit unions, as well as mutual funds and other alternative investments. We compete for these deposits by offering superior service and a variety of deposit accounts at competitive rates.

Employees

       At December 31, 2001, we had a total of 78 employees, including three part-time employees. At March 31, 2002 we had reduced our staff to 63 employees, including one part-time employee. Our employees are not represented by any collective bargaining group. Management considers its employee relations to be good.

Properties

       At March 31, 2002, we had five full service offices, one drive-through only facility and one commercial loan office, which has since been consolidated. At March 31, 2002, we owned all of our offices. The net book value of our investment in premises and equipment, excluding computer equipment, was $4.8 million at March 31, 2002.

       We believe that our current facilities are adequate to meet the present and immediately foreseeable needs of Branch County and Monarch Community Bancorp.

       The following table provides information regarding our office and other facilities.

Location	County	Owned/ Leased	March 31, 2002 Net Book Value (Building)
	(Dollars in Thousands)

Main Office

375 N. Willowbrook Road Coldwater, MI 49036	Branch	Owned	$2,218

Branch Offices

30 West Chicago Street Coldwater, MI 49036	Branch	Owned	75

356 N. Broadway Union City, MI 49094	Branch	Owned	55

1 W. Carleton Road Hillsdale, MI 49242	Hillsdale	Owned	563

125 W. Chicago Street Jonesville, MI 49250	Hillsdale	Owned	83

Other Facilities

34 Grand Street (Garage) Coldwater, MI 49036	Branch	Owned	134

24 Grand Street (Drive Through) Coldwater, MI 49036	Branch	Owned	39

87 Marshall Street (Vacant) Coldwater, MI 49036	Branch	Owned	224

       We utilize a third party service provider to maintain our data base of depositor and borrower customer information. The net book value of the data processing and computer equipment utilized by us at March 31, 2002 was $136,000.

Legal Proceedings

From time to time we are involved as plaintiff or defendant in various legal actions arising in the normal course of business. We do not anticipate incurring any material liability as a result of such litigation.

MANAGEMENT

Management of Monarch Community Bancorp, Inc.

       The board of directors of Monarch Community Bancorp consists of the same individuals who serve as directors of Branch County. Our board of directors is divided into three classes, each of which contains approximately one-third of the board. The directors will be elected by the stockholders of Monarch Community Bancorp for three year terms, or until their successors are elected. One class of directors, consisting of Frank M. Tripp, Stephen M. Ross and Gordon L. Welch, has a term of office expiring at the first annual meeting of stockholders. A second class, consisting of John R. Schroll and Craig W. Dally, has a term of office expiring at the second annual meeting of stockholders. The third class, consisting of Harold A. Adamson, Lauren L. Bracy and James R. Vozar, has a term of office expiring at the third annual meeting of stockholders.

       The following individuals are executive officers of Monarch Community Bancorp and hold the offices set forth below opposite their names. Mr. Christensen was hired as our Chief Operating Officer effective July 1, 2002.

Executive	Position Held with Monarch Community Bancorp

John R. Schroll	President and Chief Executive Officer
Jerry A. Christensen	Chief Operating Officer
William C. Kurtz	Senior Vice President and Treasurer

       Our executive officers are elected annually and hold office until their respective successors have been elected or until death, resignation or removal by the board of directors.

       Information concerning the principal occupations, employment and compensation of our directors and executive officers is set forth under "- Management of Branch County" and "- Executive Officers Who Are Not Directors." Directors initially will not be compensated by Monarch Community Bancorp but will serve and be compensated by Branch County. It is not anticipated that separate compensation will be paid to directors of Monarch Community Bancorp until such time as these persons devote significant time to the separate management of Monarch Community Bancorp's affairs, which is not expected to occur until we become actively engaged in additional businesses other than holding the stock of Branch County. Monarch Community Bancorp may determine that such compensation is appropriate in the future.

Management of Branch County

       Because Branch County is a mutual savings bank, our members have elected the board of directors. Upon completion of the conversion, the directors of Branch County immediately prior to the conversion will continue to serve as directors of Branch County in stock form. The board of directors of Branch County in stock form will consist of eight directors divided into three classes, with approximately one-third of the directors elected at each annual meeting of stockholders. Because Monarch Community Bancorp will own all the issued and outstanding capital stock of Branch County following the conversion, the board of directors of Monarch Community Bancorp will elect the directors of Branch County.

       The following table sets forth certain information regarding the board of directors of Branch County.

Name	Age(1)	Positions Held With Branch County	Director Since	Term of Office Expires

Frank M. Tripp	69	Chairman of the Board	1973	2003
Stephen M. Ross	58	Director	1994	2003
Gordon L. Welch	55	Director	1986	2003
John R. Schroll	51	President and Chief Executive Officer and Director	1986	2004
Craig W. Dally	55	Director	1992	2004
Harold A. Adamson	61	Director	1988	2005
Lauren L. Bracy	67	Director	1991	2005
James R. Vozar	66	Director	1987	2005

_________________________

(1)   As of December 31, 2001.

       The business experience of each director for at least the past five years is set forth below.

       Frank M. Tripp. Mr. Tripp is presently retired. Prior to retiring in 1996, Mr. Tripp was President and Chief Executive Officer of SoMiCo, Inc., a wholesale heating and air conditioning supply company.

       Stephen M. Ross. Mr. Ross is the Senior Vice President for logistics and purchasing for the Hillsdale division of Eagle-Picher, Inc., an automotive supplier since 1987.

       Gordon L. Welch. Mr. Welch is the Economic Development Director for Utilicorp United, a publicly traded gas utility headquartered in Kansas City, Missouri. Prior to obtaining this position in February 2001, Mr. Welch was a sales representative for Utilicorp United.

       John R. Schroll. Mr. Schroll is the President and Chief Executive Officer of Branch County. Prior to becoming President and Chief Executive Officer in March 1986, Mr. Schroll held various positions with Branch County.

       Craig W. Dally. Mr. Dally is the Vice President, Treasurer and General Manager of Dally Tire Co., a retail and commercial tire reseller with over $1 million in sales located in Coldwater, Michigan. Mr. Dally has served in this capacity for over 20 years.

       Harold A. Adamson. Mr. Adamson was the Chief Executive Officer of Plastic Technology Center, a non-profit organization located in Angola, Indiana from 1995 through 2001. Mr. Adamson currently works as a business consultant.

       Lauren L. Bracy. Mr. Bracy is President and Chief Executive Officer of Bracy & Jahr, Inc., a masonry and building contractor firm located in Quincy, Michigan, and has served in that capacity for over 30 years.

       James R. Vozar. Mr. Vozar is the owner of the James R. Vozar Insurance Agency, located in Quincy, Michigan, since 1967.

Executive Officers Who Are Not Directors

       Each of our executive officers will retain his office following the conversion. Officers are elected annually by the board of directors of Branch County. The business experience for at least the past five years for each of the ^ six executive officers of Branch County who do not serve as directors is set forth below.

       William C. Kurtz. Age 43. Mr. Kurtz has served as Senior Vice President since 2001 and Treasurer for Branch County since 1998. Prior to 1998, Mr. Kurtz held various positions with Branch County, including Controller and Vice President of Lending.

       Jerry A. Christensen. Age 53. Mr. Christensen is the Chief Operating Officer for Branch County. Prior to joining Branch County, Mr. Christensen served as the President and Chief Executive Officer and Director of Alpena Bancshares, Inc. and its subsidiary First

Federal of Northern Michigan from 1998 until 2001. From 1992 to 1998, Mr. Christensen was the President and Chief Executive Officer of Homestead Savings Bank, Albion, Michigan.

       Andrew J. Van Doren. Age 53. Mr. Van Doren is Vice President, Compliance Officer, Corporate Counsel and Secretary for Branch County. Prior to joining Branch County in October, 2001, Mr. Van Doren was a shareholder and director of Biringer, Hutchinson, Van Doren, Lillis & Bappert since 1983.

       Vicki L. Bassage. Age 39. Ms. Bassage is currently Vice President and Human Resources Manager for Branch County, and was the Secretary until 2002. She has been employed with Branch County since 1985.

       Thomas W. Morris. Age 61. Mr. Morris is Vice President and manager, commercial lending of Branch County, a position he has held since January 1997.

       James M. Smoker. Age 33. Mr. Smoker is currently Vice President, Mortgage and Consumer Lending. Prior to assuming this position in 2002, Mr. Smoker was senior loan officer and branch manager. Mr. Smoker has been employed at Branch County since 1994.

Meetings and Committees of the Board of Directors

       Our board of directors meets monthly. During the year ended December 31, 2001, the board of directors held 12 meetings. No director attended fewer than 75% of the total meetings of the board of directors and committees on which he served during this period. We currently have standing Executive, Audit and Salary Committees.

       The Executive Committee is comprised of Directors Tripp, Schroll, Vozar and Adamson. The Executive Committee meets on an as needed basis and exercises the power of the board of directors between board meetings, to the extent permitted by applicable law. This committee is responsible for implementing policy decisions. The Executive Committee did not meet in 2001.

       The Audit Committee is comprised of Directors Adamson, Dally and Ross and meets on an as needed basis. This committee did not meet in 2001. Rather, the full board has served the functions of the audit committee.

       The Salary Committee is comprised of Directors Bracy, Ross and Vozar. This committee meets annually or more often as needed and is responsible for reviewing all issues pertaining to executive compensation and for recommending changes to Branch County's employee benefit plans. This committee met three times in 2001.

Directors' Compensation

       Members of our board of directors receive an annual fee of $10,000. In addition, each director receives $300 for each board meeting attended and a fee not to exceed $300 for each special meeting and committee meeting attended. The Chairman of the board receives an additional $9,000 per year.

       In addition, we maintain a deferred compensation arrangement for directors which allows them the opportunity to defer all or a portion of their board fees and to receive income when they are no longer active directors. See Note 14 of the Notes to Consolidated Financial Statements. Deferred amounts earn interest equal to the bank's return on equity for the prior year, with a minimum of 5%.

Executive Compensation

       The following table sets forth the compensation paid to our Chief Executive Officer, for services rendered during the year ended December 31, 2001. No other executive officer of Branch County received salary and bonus in excess of $100,000 during 2001.

Summary Compensation Table

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation ($)(2)	Restricted Stock Award ($)(3)	Options (#)(3)	All Other Compen- sation

John R. Schroll, President and Chief Executive Officer	2001	$128,956(1)	$23,184	---	---	---	$16,468(4)

___________________

(1)	Includes director's fees of $13,600, which were deferred under Branch County's Deferred Compensation Plan.

(2)	Annual compensation does not include amounts attributable to other miscellaneous benefits received by Mr. Schroll. The cost to Branch County of providing these benefits did not exceed the lesser of $50,000 or 10% of Mr. Schroll's annual salary and bonus.

(3)	As a mutual institution, Branch County does not have any stock option or restricted stock plans. Branch County does, however, intend to adopt such plans following the conversion. See "- Benefits - Other Stock Benefit Plans."

(4)	Represents earnings under Branch County's Deferred Compensation Plan and contributions made to Branch County's 401(k) plan and defined benefit plan on behalf of Mr. Schroll as follows: $2,988, $6,941 and $6,539.

Benefits

       General. We currently provide health and welfare benefits to our employees, including hospitalization, comprehensive medical insurance, dental, vision, life, short term and long-term disability insurance, subject to certain deductibles and co-payments by employees. We also provide certain retirement benefits. See Note 14 of the Notes to Consolidated Financial Statements.

       Defined Benefit Pension Plan. We sponsor a defined benefit pension plan for our employees. Employees are eligible to participate in the pension plan following the completion of six months of service and attainment of 21 years of age. A participant must reach five years of service before attaining a vested interest in his or her retirement benefits, after which the participant is 100% vested. The pension plan is funded solely through contributions made by Branch County.

       The benefit provided to a participant at normal retirement age (generally age 65) is based on the average of the participant's annual W-2 compensation received for the highest consecutive five year period ("average annual compensation"). The annual benefit provided to a participant, without offset for the participant's anticipated Social Security benefit, who retires at age 65 is equal to 2% of average annual compensation, multiplied by the participant's years of credited service.

       The annual benefit provided to participants (i) at early retirement age (generally age 55) who elect to defer the payment of their benefits to normal retirement age, (ii) at early retirement age who elect to receive payment of their benefits prior to normal retirement age, or (iii) who postpone annual benefits beyond normal retirement age, are calculated basically the same as the benefits for normal retirement age. However, benefits that commence earlier or later than the participant's normal retirement age shall be actuarially adjusted as provided for in the pension plan. The pension plan also provides for death benefits.

       The following table sets forth, as of December 31, 2001, estimated annual pension benefits for individuals at age 65 payable in the form of a ten year certain and life annuity under the most advantageous plan provisions for various levels of compensation and years of service. The figures in this table are based upon the assumption that the pension plan continues in its present form and does not reflect offsets for Social Security benefits and does not reflect benefits payable under the ESOP. At December 31, 2001, the estimated years of credited service of Mr. Schroll was 20 years.

Pension Plan Table

Years of Credited Service

Remuneration	15	20	25	30

$100,000	$30,000	$40,000	$50,000	$ 60,000
$125,000	37,500	50,000	62,500	75,000
$150,000	45,000	60,000	75,000	90,000
$175,000	52,500	70,000	87,500	105,000

       401(k) Savings Plan. We offer a qualified, tax-exempt savings plan to our employees with a cash or deferred feature qualifying under Section 401(k) of the Code (the "401(k) Plan"). All salaried employees who have attained age 21 and completed six months of continuous employment, during which they worked at least 500 hours, are eligible to participate.

       Participants are permitted to make salary reduction contributions to the 401(k) Plan of up to 75% of their annual salary. We match each contribution in an amount equal to 100% on the first 5% of the participant's 401(k) deferrals for the year and 25% on the next 10% of the participant's 401(k) deferrals for the year. All contributions made by participants are before-tax contributions. All participant contributions and earnings are fully and immediately vested. All matching contributions are vested at a rate of 25% per year over a four year period commencing after one year of employment with Branch County. However, in the event of retirement at age 65 or older, permanent disability or death, a participant will automatically become 100% vested in the value of all matching contributions and earnings thereon, regardless of the number of years of employment with Branch County.

       Participants may invest amounts contributed to their 401(k) Plan accounts in one or more investment options available under the 401(k) Plan. Changes in investment directions among the funds are permitted on a periodic basis pursuant to procedures established by the Plan Administrator. Each participant receives a quarterly statement which provides information regarding, among other things, the market value of his investments and contributions made to the 401(k) Plan on his behalf. Participants are permitted to borrow against their account balance in the 401(k) Plan. For the year ended December 31, 2001, Branch County's contribution to the 401(k) Plan on behalf of Mr. Schroll was $6,941.

       Deferred Compensation Plan We also maintain a deferred compensation plan for the benefit of our directors. The program allows an opportunity for directors to defer all or a portion of their director's fees into a non-qualified deferral program to supplement their retirement earnings. Under this program, we pay earnings equal to the greater of 5% or Branch County's return on average equity for the previous fiscal year. The amounts paid by Branch County under this program to Mr. Schroll are set forth in footnote 4, in the "Summary Compensation Table" above.

       Employee Stock Ownership Plan. We intend to adopt an employee stock ownership plan for employees of Monarch Community Bancorp and Branch County to become effective upon the conversion. Employees of Monarch Community Bancorp and Branch County who have been credited with at least 1,000 hours of service during a twelve month period are eligible to participate in the employee stock ownership plan.

       As part of the conversion, it is anticipated that the employee stock ownership plan will borrow funds from Monarch Community Bancorp. The employee stock ownership plan will use these funds to purchase up to 8.0% of the common stock issued in the conversion. It is anticipated that this loan will equal 100% of the aggregate purchase price of the common stock acquired by the employee stock ownership plan. The loan to the employee stock ownership plan will be repaid principally from Branch County's contributions to the employee stock ownership plan over a period of ten years, and the collateral for the loan will be the common stock purchased by the employee stock ownership plan. The interest rate for the loan is expected to be the minimum rate prescribed by the Internal Revenue Code. Monarch Community Bancorp may, in any plan year, make additional discretionary contributions for the benefit of plan participants in either cash or shares of common stock, which may be acquired through the purchase of outstanding shares in the market or from individual stockholders, upon the original issuance of additional shares by Monarch Community Bancorp or upon the sale of treasury shares by Monarch Community Bancorp. These purchases, if made, would be funded through additional borrowings by the employee stock ownership plan or additional contributions from Monarch Community Bank. The timing, amount and manner of future contributions to the employee stock ownership plan will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.

       Shares purchased by the employee stock ownership plan with the proceeds of the loan will be held in a suspense account and released to participants' accounts as debt service payments are made. Shares released from the employee stock ownership plan will be allocated to each eligible participant's employee stock ownership plan account based on the ratio of each such participant's compensation to the total compensation of all eligible employee stock ownership plan participants. Forfeitures will be reallocated among remaining participating employees and may reduce any amount Monarch Community Bancorp might otherwise have contributed to the employee stock ownership plan. The account balances of participants within the employee stock ownership plan will become 100% vested after five years of service. Credit for eligibility and vesting is given for years of service with Branch County prior to adoption of the employee stock ownership plan. In the case of a "change in control," as defined in the employee stock ownership plan, which triggers a termination of the employee stock ownership plan, participants will become immediately fully vested in their account balances. Benefits are payable upon retirement or other separation from service. Monarch Community Bancorp's contributions to the employee stock ownership plan are not fixed, so benefits payable under the employee stock ownership plan cannot be estimated.

       First Bankers Trust Company is expected to serve as trustee of the employee stock ownership plan. Under the employee stock ownership plan, the trustee must vote all allocated shares held in the employee stock ownership plan in accordance with the instructions of the participating employees, and unallocated shares will be voted in the same ratio on any matter as those allocated shares for which instructions are given.

       GAAP requires that any third party borrowing by the employee stock ownership plan be reflected as a liability on Monarch Community Bancorp's statement of financial condition. Since the employee stock ownership plan is borrowing from Monarch Community Bancorp, such obligation is not treated as a liability, but will be excluded from stockholders' equity. If the employee stock ownership plan purchases newly issued shares from Monarch Community Bancorp, total stockholders' equity would neither increase nor decrease, but per share stockholders' equity and per share net earnings would decrease as the newly issued shares are allocated to the employee stock ownership plan participants.

       The employee stock ownership plan will be subject to the requirements of ERISA, and the regulations of the IRS and the Department of Labor thereunder.

       Other Stock Benefit Plans. In the future, we intend to adopt a stock option plan and a restricted stock plan for the benefit of selected directors, officers and employees. We anticipate that the stock option plan and restricted stock plan will have reserved a number of shares equal to 10% and 4%, respectively, of the Monarch Community Bancorp common stock sold in the conversion. Grants of common stock pursuant to the restricted stock plan will be issued without cost to the recipient. If a determination is made to implement a stock option plan or restricted stock plan, it is anticipated that the plans will be submitted to stockholders for their consideration at which time stockholders would be provided with detailed information regarding the plans. If a stock option plan and a restricted stock plan are approved, and effected, they will have a dilutive effect on our stockholders as well as affect Monarch Community Bancorp's net income and stockholders' equity, although the actual results cannot be determined until such plans are implemented. Any stock option plan or restricted stock plan will not be implemented less than six months after the date of the completion of the conversion, subject to continuing Office of Thrift Supervision jurisdiction.

       Employment Agreement for Executive Officer. In connection with the conversion, Branch County ^ has entered into a rolling two-year employment agreement with Mr. Schroll. Under the employment agreement, the initial salary level will be $119,000, and the agreement also provides for equitable participation by Mr. Schroll in Branch County's employee benefit plans. Mr. Schroll's salary may be increased at the discretion of the board of directors. The agreement may be terminated by Branch County at any time, by the executive if he is assigned duties inconsistent with his initial position, duties, responsibilities and status, or upon the occurrence of certain events specified by federal regulations. In the event that the executive's employment is terminated without cause or constructively terminated, Branch County would be required to honor the terms of the agreement through the expiration of the contract, including payment of then current cash compensation and continuation of employee benefits.

       The employment agreement also provides for a severance payment and other benefits if the executive is involuntarily terminated because of a change in control of Monarch Community Bancorp or Branch County. The agreement authorizes severance payments on a similar basis if the executive voluntarily terminates his employment following a change in control because he is assigned duties inconsistent with his position, duties, responsibilities and status immediately prior to the change in control.

       The maximum value of the severance benefits under the employment agreements is 2.99 times the executive's average annual W-2 compensation during the five calendar year period prior to the effective date of the change in control (base amount). Assuming that a change in control had occurred at January 1, 2002, Mr. Schroll would be entitled to a payment of $404,000. Section 280G of the Internal Revenue Code provides that severance payments that equal or exceed three times the individual's base amount are deemed to be "excess parachute payments" if they are conditioned upon a change in control. Individuals receiving parachute payments in excess of three times of their base amount are subject to a 20% excise tax on the amount of the excess payments. If excess parachute payments are made, Monarch Community Bancorp and Branch County would not be entitled to deduct certain of the payments to the executive. The employment agreement provides that severance and other payments that are subject to a change in control will be reduced as much as necessary to ensure that no amounts payable to the executive will be considered excess parachute payments.

Loans and Other Transactions with Officers and Directors

       Branch County has followed a policy of granting loans to officers and directors, which fully complies with all applicable federal regulations. Loans to directors and executive officers are made in the ordinary course of business and on the same terms and conditions as those of comparable transactions with non-insider employees prevailing at the time, in accordance with our underwriting guidelines, and do not involve more than the normal risk of collectibility or present other unfavorable features.

       All loans we make to our directors and executive officers are subject to Office of Thrift Supervision regulations restricting loans and other transactions with persons affiliated with Branch County. Loans to all directors and executive officers and their associates totaled approximately $912,000 at December 31, 2001, which was 5.9% of our equity at that date. All loans to directors and executive officers were performing in accordance with their terms at December 31, 2001.

HOW WE ARE REGULATED

       Set forth below is a brief description of certain laws and regulations which are applicable to Monarch Community Bancorp and Branch County. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

       Legislation is introduced from time to time in the United States Congress that may affect the operations of Monarch Community Bancorp and Branch County. In addition, the regulations governing Monarch Community Bancorp and Branch County may be amended from time to time by the Office of Thrift Supervision. Any such legislation or regulatory changes in the future could adversely affect Monarch Community Bancorp or Branch County. No assurance can be given as to whether or in what form any such changes may occur.

General

       Branch County, as a federally chartered savings institution, is subject to federal regulation and oversight by the Office of Thrift Supervision extending to all aspects of its operations. Branch County also is subject to regulation and examination by the FDIC, which insures the deposits of Branch County to the maximum extent permitted by law, and requirements established by the Federal Reserve Board. Federally chartered savings institutions are required to file periodic reports with the Office of Thrift Supervision and are subject to periodic examinations by the Office of Thrift Supervision and the FDIC. The investment and lending authority of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations. Such regulation and supervision primarily is intended for the protection of depositors and not for the purpose of protecting shareholders. This regulatory oversight will continue to apply to Branch County following the reorganization.

       The Office of Thrift Supervision regularly examines Branch County and prepares reports for the consideration of our board of directors on any deficiencies that it may find in Branch County's operations. The FDIC also has the authority to examine Branch County in its role as the administrator of the Savings Association Insurance Fund. Our relationship with our depositors and borrowers also is regulated to a great extent by both Federal and state laws, especially in such matters as the ownership of savings accounts and the form and content of Branch County's mortgage requirements. Any change in such regulations, whether by the FDIC, the Office of Thrift Supervision or Congress, could have a material adverse impact on Monarch Community Bancorp and Branch County and their operations.

Monarch Community Bancorp

       Pursuant to regulations of the Office of Thrift Supervision and the terms of Monarch Community Bancorp's Maryland charter, the purpose and powers of Monarch Community Bancorp are to pursue any or all of the lawful objectives of a thrift holding company and to exercise any of the powers accorded to a thrift holding company.

       If we fail the qualified thrift lender test, Monarch Community Bancorp must obtain the approval of the Office of Thrift Supervision prior to continuing after such failure, directly or through other subsidiaries, any business activity other than those approved for multiple thrift companies or their subsidiaries. In addition, within one year of such failure Monarch Community Bancorp must register as, and will become subject to, the restrictions applicable to bank holding companies. The activities authorized for a bank holding company are more limited than are the activities authorized for a unitary or multiple thrift holding company. See "- Qualified Thrift Lender Test."

Branch County

       The Office of Thrift Supervision has extensive authority over the operations of savings institutions. As part of this authority, we are required to file periodic reports with the Office of Thrift Supervision and are subject to periodic examinations by the Office of Thrift Supervision and the FDIC. When these examinations are conducted by the Office of Thrift Supervision and the FDIC, the examiners may require Branch County to provide for higher general or specific loan loss reserves.

       The Office of Thrift Supervision also has extensive enforcement authority over all savings institutions and their holding companies, including Branch County and Monarch Community Bancorp. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the Office of Thrift Supervision. Except under certain circumstances, public disclosure of final enforcement actions by the Office of Thrift Supervision is required.

       In addition, the investment, lending and branching authority of Branch County is prescribed by federal laws and it is prohibited from engaging in any activities not permitted by such laws. For instance, no savings institution may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by federal institutions in loans secured by non-residential real property may not exceed 400% of total capital, except with approval of the Office of Thrift Supervision. Federal savings institutions are also generally authorized to branch nationwide. Branch County is in compliance with the noted restrictions.

       Branch County's general permissible lending limit for loans-to-one-borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus on an unsecured basis. An additional amount may be lent, equal to 10% of unimpaired capital and surplus if the loan is fully secured by certain readily marketable collateral. At March 31, 2002, Branch County's lending limit under this restriction was $2.6 million. We are in compliance with the loans-to-one-borrower limitation.

       The Office of Thrift Supervision, as well as the other federal banking agencies, has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan.

Insurance of Accounts and Regulation by the FDIC

       Branch County is a member of the Savings Association Insurance Fund, which is administered by the FDIC. Deposits are insured up to the applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the Savings Association Insurance Fund or the Bank Insurance Fund. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the Office of Thrift Supervision an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

Regulatory Capital Requirements

       Federally insured savings institutions, such as Branch County, are required to maintain a minimum level of regulatory capital. The Office of Thrift Supervision has established capital standards, including a tangible capital requirement, a leverage ratio or core capital requirement and a risk-based capital requirement applicable to such savings institutions. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The Office of Thrift Supervision is also authorized to impose capital requirements in excess of these standards on a case-by-case basis.

       The capital regulations require tangible capital of at least 1.5% of adjusted total assets, as defined by regulation. Tangible capital generally includes common stockholders' equity and retained earnings, and certain noncumulative perpetual preferred stock and related earnings. In addition, generally all intangible assets, other than a limited amount of purchased mortgage servicing rights, and certain other items, must be deducted from tangible capital for calculating compliance with the requirement. At March 31, 2002, Branch County had no intangible assets.

       At March 31, 2002, Branch County had tangible capital of $14.9 million, or 8.68% of adjusted total assets, which is approximately $12.4 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date.

       The capital standards also require leverage capital equal to at least 3.0% of adjusted total assets. Leverage capital generally consists of tangible capital plus certain intangible assets, including a limited amount of purchased credit card relationships. As a result of the prompt corrective action provisions discussed below, however, a savings institution must maintain a core capital ratio of at least 4.0% to be considered adequately capitalized unless its supervisory condition is such as to allow it to maintain a 3.0% ratio. At March 31, 2002, Branch County had no intangibles which were subject to these tests.

       At March 31, 2002, Branch County had leverage capital equal to $14.9 million, or 8.68% of adjusted total assets, which is $9.8 million above the minimum requirement of 3.0% in effect on that date.

       The Office of Thrift Supervision also requires savings institutions to have total capital of at least 8.0% of risk-weighted assets. Total capital consists of leverage capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as leverage capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of leverage capital. The Office of Thrift Supervision is also authorized to require a savings institution to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities. At March 31, 2002, Branch County had general loan loss reserves in excess of 1.25% of risk-weighted assets, which required a deduction from risk-weighted assets.

       In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset. For example, the Office of Thrift Supervision has assigned a risk weight of 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan-to-value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by Fannie Mae or Freddie Mac.

       On March 31, 2002, Branch County had total risk-based capital of $16.4 million and risk-weighted assets of $120.0 million; or total capital of 13.7% of risk-weighted assets. This amount was $6.8 million above the 8.0% requirement in effect on that date.

       The Office of Thrift Supervision and the FDIC are authorized and, under certain circumstances, required to take certain actions against savings institutions that fail to meet their capital requirements. The Office of Thrift Supervision is generally required to take action to restrict the activities of an "undercapitalized institution," which is an institution with less than either a 4% leverage capital ratio, a 4% tangible capital ratio or an 8.0% risk-based capital ratio. Any such institution must submit a capital restoration plan and until such plan is approved by the Office of Thrift Supervision may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The Office of Thrift Supervision is authorized to impose the additional restrictions.

       As a condition to the approval of the capital restoration plan, any company controlling an undercapitalized institution must agree that it will enter into a limited capital maintenance guarantee with respect to the institution's achievement of its capital requirements.

       Any savings institution that fails to comply with its capital plan or has leverage capital or tangible capital ratios of less than 3.0% or a risk-based capital ratio of less than 6.0% and is considered "significantly undercapitalized" must be made subject to one or more additional specified actions and operating restrictions which may cover all aspects of its operations and may include a forced merger or acquisition of the institution. An institution that becomes "critically undercapitalized" because it has a tangible capital ratio of 2.0% or less is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized institutions. In addition, the Office of Thrift Supervision must appoint a receiver, or conservator with the concurrence of the FDIC, for a savings institution, with certain limited exceptions, within 90 days after it becomes critically undercapitalized. Any undercapitalized institution is also subject to the general enforcement authority of the Office of Thrift Supervision and the FDIC, including the appointment of a conservator or a receiver.

       The Office of Thrift Supervision is also generally authorized to reclassify an institution into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

       The imposition by the Office of Thrift Supervision or the FDIC of any of these measures on Branch County may have a substantial adverse effect on its operations and profitability.

Limitations on Dividends and Other Capital Distributions

       Office of Thrift Supervision regulations impose various restrictions on savings institutions with respect to their ability to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account.

       Generally, savings institutions, such as Branch County, that before and after the proposed distribution remain well-capitalized, may make capital distributions during any calendar year equal to the greater of 100% of net income for the year-to-date plus retained net income for the two preceding years. However, an institution deemed to be in need of more than normal supervision by the Office of Thrift Supervision may have its dividend authority restricted by the Office of Thrift Supervision. Branch County may pay dividends in accordance with this general authority.

       Savings institutions proposing to make any capital distribution need not submit written notice to the Office of Thrift Supervision prior to such distribution unless they are a subsidiary of a holding company or would not remain well-capitalized following the distribution. Savings institutions that do not, or would not meet their current minimum capital requirements following a proposed capital distribution or propose to exceed these net income limitations must obtain Office of Thrift Supervision approval prior to making such distribution. The Office of Thrift

Supervision may object to the distribution during that 30-day period based on safety and soundness concerns. See "- Regulatory Capital Requirements."

Liquidity

       All savings institutions, including Branch County, are required to maintain sufficient liquidity to ensure its safe and sound operation.

Qualified Thrift Lender Test

       All savings institutions, including Branch County, are required to meet a qualified thrift lender test to avoid certain restrictions on their operations. This test requires a savings institution to have at least 65% of its portfolio assets, as defined by regulation, in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. As an alternative, the savings institution may maintain 60% of its assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code. Under either test, such assets primarily consist of residential housing related loans and investments. At March 31, 2002, Branch County met the test and has always met the test since its effectiveness.

       Any savings institution that fails to meet the qualified thrift lender test must convert to a national bank charter, unless it requalifies as a qualified thrift lender and thereafter remains a qualified thrift lender. If an institution does not requalify and converts to a national bank charter, it must remain Savings Association Insurance Fund-insured until the FDIC permits it to transfer to the Bank Insurance Fund. If such an institution has not yet requalified or converted to a national bank, its new investments and activities are limited to those permissible for both a savings institution and a national bank, and it is limited to national bank branching rights in its home state. In addition, the institution is immediately ineligible to receive any new Federal Home Loan Bank borrowings and is subject to national bank limits for payment of dividends. If such an institution has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding Federal Home Loan Bank borrowings, which may result in prepayment penalties. If any institution that fails the qualified thrift lender test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies.

Community Reinvestment Act

       Under the Community Reinvestment Act, every FDIC-insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the Office of Thrift Supervision, in connection with the examination of Branch County, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by Branch County. An unsatisfactory rating may be used as the basis for the denial of an application by the Office of Thrift Supervision. Due the heightened attention being given to the Community Reinvestment Act in the past few years, Branch County may be required to devote additional funds for investment and lending in its local community. Branch County was examined for Community Reinvestment Act compliance in October 1997, and received a rating of satisfactory.

Transactions with Affiliates

       Generally, transactions between a savings institution or its subsidiaries and its affiliates are required to be on terms as favorable to the institution as transactions with non-affiliates. In addition, certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the institution's capital. Affiliates of Branch County include Monarch Community Bancorp and any company which is under common control with Branch County. In addition, a savings institution may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. The Office of Thrift Supervision has the discretion to treat subsidiaries of savings institutions as affiliates on a case by case basis.

       There are restrictions on loans to directors, officers and controlling persons of a financial institution and their related interests. Among other things, loans must generally be made on terms substantially the same as for loans to unaffiliated individuals.

Federal Reserve System

       The Federal Reserve Board requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts, primarily checking, NOW and Super NOW checking accounts. At December 31, 2001, Branch County was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements that may be imposed by the Office of Thrift Supervision. See "- Liquidity."

       Savings institutions are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve Board regulations require institutions to exhaust other reasonable alternative sources of funds, including Federal Home Loan Bank borrowings, before borrowing from the Federal Reserve Bank.

Federal Home Loan Bank System

       Branch County is a member of the Federal Home Loan Bank of Indianapolis, which is one of 12 regional Federal Home Loan Banks, that administers the home financing credit function of savings institutions. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans or advances to members in accordance with policies and procedures, established by the board of directors of the Federal Home Loan Bank, which are subject to the oversight of the Federal Housing Finance Board. All advances from the Federal Home Loan Bank are required to be fully secured by sufficient collateral as determined by the Federal Home Loan Bank. In addition, all long-term advances are required to provide funds for residential home financing.

       As a member, Branch County is required to purchase and maintain stock in the Federal Home Loan Bank of Indianapolis. At March 31, 2002, Branch County had $2.6 million in Federal Home Loan Bank stock, which was in compliance with this requirement.

TAXATION

Federal Taxation

       General. Monarch Community Bancorp and Branch County will be subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Monarch Community Bancorp or Branch County. Our federal income tax returns for the past three years are open to audit by the IRS. In our opinion, any examination of still open returns would not result in a deficiency which could have a material adverse effect on our financial condition. No returns are being audited by the IRS at this time.

       Following the conversion, we anticipate filing a consolidated federal income tax return with Branch County commencing with the first taxable year after completion of the conversion. Accordingly, we anticipate that any cash distributions made by Monarch Community Bancorp to its stockholders would be considered to be taxable dividends and not as a non-taxable return of capital to stockholders for federal and state tax purposes.

       Method of Accounting. For federal income tax purposes, Branch County currently reports its income and expenses on the accrual method of accounting and uses a fiscal year ending on December 31, for filing its federal income tax return.

       Bad Debt Reserves. Prior to the Small Business Job Protection Act, Branch County was permitted to establish a reserve for bad debts under the percentage of taxable income method and to make annual additions to the reserve utilizing that method. These additions could, within specified formula limits, be deducted in arriving at taxable income. As a result of the Small Business Job Protection Act, savings associations of Branch County's size may now use the experience method in computing bad debt deductions beginning with their 1996 Federal tax return. In addition, federal legislation requires Branch County to recapture, over a six year period, the excess of tax bad debt reserves at December 31, 1997 over those established as of the base year reserve balance as of December 31, 1987. The amount of such reserve subject to recapture as of December 31, 2001 for Branch County is $184,562.

       Taxable Distributions and Recapture. Prior to the Small Business Job Protection Act, bad debt reserves created prior to the year ended December 31, 1997, were subject to recapture into taxable income should Branch County fail to meet certain thrift asset and definitional tests.

New federal legislation eliminated these thrift related recapture rules. However, under current law, pre-1988 reserves remain subject to recapture should Branch County make certain non-dividend distributions or cease to maintain a thrift/bank charter.

       Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, called alternative minimum taxable income. The alternative minimum tax is payable to the extent such alternative minimum taxable income is in excess of an exemption amount. Net operating losses can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Branch County has not been subject to the alternative minimum tax, nor do we have any such amounts available as credits for carryover.

       Corporate Dividends-Received Deduction. Monarch Community Bancorp may eliminate from its income dividends received from Branch County as a wholly owned subsidiary of Monarch Community Bancorp if it elects to file a consolidated return with Branch County. The corporate dividends-received deduction is 100% or 80%, in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, depending on the level of stock ownership of the payor of the dividend. Corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct 70% of dividends received or accrued on their behalf.

State Taxation

       The State of Michigan imposes a Single Business Tax ("SBT"), which is an annual value-added tax imposed on the privilege of doing business in the state. Every person with business activity in Michigan is subject to the tax. Most organizations exempt from federal income tax are also exempt from the SBT. The major components of the SBT base are compensation, depreciation and federal taxable income, increased by net operating losses, if any, utilized in arriving at federal taxable income. An investment tax credit is claimed for the acquisition of qualifying tangible assets physically located in Michigan. Effective January 1, 2001, the SBT rate is 2.0%. Legislation passed in 1999 eliminates the SBT over a 23 year period. The elimination of the SBT will be accomplished by an annual rate reduction of 0.1 percentage point beginning January 1, 1999 and on each January 1 after 1999.  Barring certain conditions, the SBT should be fully phased out as of January 1, 2021. The tax returns of Branch County for the past four years are open to audit by the Michigan taxation authorities. No returns are being audited by the Michigan taxation authority at the current time.

       Other applicable state taxes include generally applicable sales, use and real property taxes.

RESTRICTIONS ON ACQUISITION
OF MONARCH COMMUNITY BANCORP, INC. AND BRANCH COUNTY

       The principal federal regulatory restrictions which affect the ability of any person, firm or entity to acquire Monarch Community Bancorp, Branch County or their respective capital stock are described below. Also discussed are provisions in Monarch Community Bancorp's charter and bylaws which may be deemed to affect the ability of a person, firm or entity to acquire Monarch Community Bancorp.

Federal Securities Law

       Monarch Community Bancorp has filed with the SEC a registration statement under the Securities Act, for the registration of Monarch Community Bancorp common stock to be issued pursuant to the conversion. Upon completion of the conversion, Monarch Community Bancorp common stock will be registered with the SEC under Section 12(g) of the Securities Exchange Act of 1934, as amended. Monarch Community Bancorp will then be subject to the proxy and tender offer rules, insider trading reporting requirements and restrictions, and other requirements under the Exchange Act, including periodic reports and quarterly and annual financial data.

       The registration under the Securities Act of shares of Monarch Community Bancorp common stock to be issued in the conversion does not cover the resale of these shares. Shares of Monarch Community Bancorp common stock purchased by persons who are not affiliates of Monarch Community Bancorp may be sold without registration. Shares purchased by an affiliate of Monarch Community Bancorp will be subject to the resale restrictions of Rule 144 under the Securities Act. If Monarch Community Bancorp meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of Monarch Community Bancorp who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of certain other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1% of the outstanding shares of Monarch Community Bancorp or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks.

Change in Control Restrictions

       The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings institution unless the Office of Thrift Supervision has been given 60 days prior written notice. The Home Owners' Loan Act provides that no company may acquire "control" of a savings institution without the prior approval of the Office of Thrift Supervision. Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the Office of Thrift Supervision. Pursuant to federal regulations, control of a savings institution is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock of a savings institution, where certain enumerated "control factors" are also present in the acquisition. The Office of Thrift Supervision may prohibit an acquisition of control if:

•	it would result in a monopoly or substantially lessen competition;

•	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

•	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.

These restrictions do not apply to the acquisition of a savings institution's capital stock by one or more tax-qualified employee stock benefit plans, provided that the plans do not have beneficial ownership of more than 25% of any class of equity security of the savings institution.

       For a period of three years following completion of the conversion, Office of Thrift Supervision regulations generally prohibit any person from acquiring or making an offer to acquire beneficial ownership of more than 10% of the stock of Monarch Community Bancorp or Branch County without Office of Thrift Supervision approval.

Charter and Bylaws of Monarch Community Bancorp

       The following discussion is a summary of provisions of the charter and bylaws of Monarch Community Bancorp that relate to corporate governance. The description is necessarily general and qualified by reference to the charter and bylaws.

       Directors. Provisions of Monarch Community Bancorp's charter and bylaws will impede changes in majority control of the board of directors. Monarch Community Bancorp's charter provides that the board of directors will be divided into three classes, with directors in each class elected for three-year staggered terms. Thus, assuming a board of three directors or more, it would take two annual elections to replace a majority of Monarch Community Bancorp's board. Monarch Community Bancorp's charter also provides that the size of the board of directors may be increased or decreased only by a majority vote of the whole board or by a vote of 80% of the shares eligible to be voted at a duly constituted meeting of stockholders called for this purpose. The bylaws also provide that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, may be filled only by a majority vote of the directors then in office. A director so chosen will hold office for the remainder of the full term of the class of directors in which the vacancy occurred.

       Our bylaws also place restrictions on those individuals that are qualified to be elected, or appointed to the board of directors. Individuals elected or appointed to the board must be employed or have their principal residence in any county in which Branch County had an office. In addition, individuals are not eligible for election or appointment to the board of directors if they have attained the age of 72. Finally, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

       The charter provides that a director may only be removed for cause by the affirmative vote of 80% of the shares eligible to vote.

       Restrictions on Call of Special Meetings. The bylaws of Monarch Community Bancorp provides that a special meeting of stockholders may be called only through a resolution of the board of directors and only for business as directed by the board or through a written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting.

       Absence of Cumulative Voting. Monarch Community Bancorp's charter does not provide for cumulative voting rights in the election of directors.

       Authorization of Preferred Stock. The charter of Monarch Community Bancorp authorizes five million shares of serial preferred stock, $.01 par value. Monarch Community Bancorp is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of these shares, including voting rights, which could be multiple or as a separate class, and conversion rights. In the event of a proposed merger, tender offer or other attempt to gain control of Monarch Community Bancorp that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. If Monarch Community Bancorp issued any preferred stock which disparately reduced the voting rights of the common stock, the common stock could be required to be delisted from the Nasdaq System. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. The board of directors has no present plans or understandings for the issuance of any preferred stock and does not intend to issue any preferred stock except on terms which the board deems to be in the best interests of Monarch Community Bancorp and its stockholders.

       Classification of Capital Stock. In addition, Monarch Community Bancorp's charter authorizes the board of directors to classify or reclassify any unissued shares of capital stock into one or more classes or series of stock by setting or changing in one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of these shares. For example, the board of directors may reclassify any number of unissued shares of common stock as preferred stock without obtaining stockholder approval. The charter also provides by its terms that it may be amended by action of the board of directors without a stockholder vote to change the number of shares of authorized capital stock. No shares of Monarch Community Bancorp preferred stock will be outstanding immediately after the conversion.

       Limitation on Voting Rights. The charter of Monarch Community Bancorp provides that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then outstanding shares of common stock, be entitled or permitted to vote any of the shares held in excess of the

10% limit. This limitation would not stop any person from soliciting or voting proxies from other beneficial owners for more than 10% of the common stock. This includes shares beneficially owned by any affiliate of a person, shares which a person or his affiliates have the right to acquire upon the exercise of conversion rights or options and shares as to which a person and his affiliates have or share investment or voting power. It does not include shares beneficially owned by directors, officers and employees of Branch County or Monarch Community Bancorp. This provision will be enforced by the board of directors to limit the voting rights of persons beneficially owning more than 10% of the stock and could be utilized in a proxy contest or other solicitation to defeat a proposal that is desired by a majority of the stockholders.

       Procedures for Business Combinations. Monarch Community Bancorp's charter requires that business combinations, including transactions initiated by management, between Monarch Community Bancorp, or any majority-owned subsidiary, and a 10% or more stockholder either (i) be approved by at least 80% of the total number of outstanding voting shares, voting as a single class, of Monarch Community Bancorp or (ii) involve consideration per share generally equal to that paid by the 10% stockholder when it acquired its block of stock. To the extent that a business combination is approved by a majority of the disinterested directors on the board, the business combination may only require approval of a majority of the total number of outstanding voting shares, voting as a single class, of Monarch Community Bancorp.

       It should be noted that, since the board and management intend to purchase approximately $1.4 million of the shares offered in the conversion and may control the voting of additional shares through the ESOP and proposed restricted stock plan and stock option plan, the board and management may be able to block the approval of combinations requiring an 80% vote even where a majority of the stockholders vote to approve these combinations.

       Evaluation of Certain Offers. Monarch Community Bancorp's charter provides that the board of directors, when evaluating any offer to merge with or acquire all of the assets of Monarch Community Bancorp, may give due consideration to all relevant factors, including, but not limited to:

(1)	the social and economic effect of acceptance of an offer on the Company's present and future customers and employees, as well as those of Branch County and the communities its serves;

(2)	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of Monarch Community Bancorp;

(3)	whether a more favorable price could be obtained for Monarch Community Bancorp's stock or other securities in the future; and

(4)	the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of Monarch Community Bancorp and its subsidiaries.

       Amendments to the Charter and Bylaws. Amendments to Monarch Community Bancorp's charter must be approved by Monarch Community Bancorp's board of directors and also by a majority of the outstanding shares of Monarch Community Bancorp's voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required for amendment of certain provisions, including provisions relating to number, classification, election and removal of directors; amendment of bylaws; call of special stockholder meetings; offers to acquire and acquisitions of control; certain business combinations; power of indemnification; and amendments to provisions relating to the foregoing in the charter.

       The bylaws may be amended by a majority vote of the board of directors or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

       Purpose and Takeover Defensive Effects of Monarch Community Bancorp's Charter and Bylaws. We believe that the provisions described above are prudent and will reduce Monarch Community Bancorp's vulnerability to takeover attempts and other transactions which have not been negotiated with and approved by the board of directors. These provisions will also assist us in the orderly deployment of the conversion proceeds into productive assets during the initial period after the conversion. We believe these provisions are in the best interest of Branch County and of Monarch Community Bancorp. Monarch Community Bancorp's board will be in the best position to determine the true value of Monarch Community Bancorp and to negotiate more effectively for what may be in the best interests of our stockholders. Accordingly, we believe that it is in the best interests of Monarch Community Bancorp and its stockholders to encourage potential acquirors to negotiate directly with the board of directors of Monarch Community Bancorp and that these provisions will encourage these negotiations and discourage hostile takeover attempts. It is also our view that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of Monarch Community Bancorp and which is in the best interests of all stockholders.

       Attempts to take over financial institutions and their holding companies have become increasingly common. Takeover attempts which have not been negotiated with and approved by the board of directors present to stockholders the risk of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for Monarch Community Bancorp and its stockholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of Monarch Community Bancorp's assets.

       An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it great expense. Although a tender offer or other takeover attempt may be made at a price substantially above then current market prices, these offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining stockholders. The concentration of control, which could result from a tender offer or other takeover attempt, could result in Monarch Community Bancorp no longer being a reporting company with the SEC and therefore deprive Monarch Community Bancorp's remaining stockholders of the benefits of the disclosure requirements of the Federal securities laws.

       Despite our belief as to the benefits to stockholders of these provisions of Monarch Community Bancorp's charter and bylaws, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by Monarch Community Bancorp's board, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in a transaction may not have an opportunity to do so. These provisions will also render the removal of Monarch Community Bancorp's board of directors and of management more difficult. Monarch Community Bancorp will enforce the voting limitation provisions of the charter in proxy solicitations and accordingly could utilize these provisions to defeat proposals that are favored by a majority of the stockholders. We, however, have concluded that the potential benefits outweigh the possible disadvantages.

       Pursuant to applicable law, at any annual or special meeting of stockholders after the conversion, Monarch Community Bancorp may adopt additional charter provisions regarding the acquisition of its equity securities that would be permitted to a Maryland corporation. Monarch Community Bancorp does not presently intend to propose the adoption of further restrictions on the acquisition of Monarch Community Bancorp's equity securities.

Benefit Plans

       In addition to the provisions of Monarch Community Bancorp's charter and bylaws described above, benefit plans of Monarch Community Bancorp and Branch County adopted or which will be adopted in connection with the conversion contain provisions which also may discourage hostile takeover attempts which the board of directors of Branch County might conclude are not in the best interests of Monarch Community Bancorp and Branch County or Monarch Community Bancorp's stockholders. For a description of the benefit plans and the provisions of these plans relating to changes in control of Monarch Community Bancorp or Branch County, see "Management - Benefits."

DESCRIPTION OF CAPITAL STOCK OF
MONARCH COMMUNITY BANCORP, INC.

General

       Monarch Community Bancorp is authorized to issue twenty million shares of common stock having a par value of $0.01 per share and five million shares of preferred stock having a par value of $0.01 per share. Monarch Community Bancorp currently expects to issue up to a maximum of 2,012,500 shares of common stock, or 2,314,375 shares in the event that the maximum of the estimated offering range is increased by 15%, and no shares of preferred stock in the conversion. Each share of Monarch Community Bancorp's common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock in accordance with the plan of conversion, all of the stock will be duly authorized, fully paid and nonassessable. Presented below is a description of all aspects of Monarch Community Bancorp's capital stock which we believe are material to an investment decision in the conversion.

       The common stock of Monarch Community Bancorp will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC.

Common Stock

       Distributions. Monarch Community Bancorp can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations which are imposed by law. The holders of common stock of Monarch Community Bancorp will be entitled to receive and share equally in these dividends as they may be declared by the board of directors of Monarch Community Bancorp out of funds legally available for this purpose. If Monarch Community Bancorp issues preferred stock, the holders of preferred stock may have a priority over the holders of the common stock with respect to dividends. See "Our Policy Regarding Dividends."

       Voting Rights. Upon the effective date of the conversion, the holders of common stock of Monarch Community Bancorp will possess exclusive voting rights in Monarch Community Bancorp. Each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Therefore, directors will be elected by a plurality of the shares actually voting on the matter. Under certain circumstances, shares in excess of 10% of the issued and outstanding shares of common stock may be considered "excess shares" and not be entitled to vote. See "Restrictions on Acquisition of Monarch Community Bancorp and Branch County." If Monarch Community Bancorp issues preferred stock, holders of the preferred stock may also possess voting rights.

       Liquidation. In the event of any liquidation, dissolution or winding up of Branch County, Monarch Community Bancorp, as holder of Branch County's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Branch County, including all deposit accounts and accrued interest, all assets of Branch County available for distribution. In the event of liquidation, dissolution or winding up of Monarch Community Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Monarch Community Bancorp available for distribution. If preferred stock is issued, the holders may have a priority over the holders of the common stock in the event of liquidation or dissolution.

       Rights to Buy Additional Shares. Holders of the common stock of Monarch Community Bancorp will not be entitled to preemptive rights for any shares which may be issued. Preemptive rights are the priority right to buy additional shares if Monarch Community Bancorp issues more shares in the future. Therefore, if additional shares are issued by Monarch Community Bancorp without the opportunity for existing stockholders to purchase more shares, a stockholder's ownership interest in the Company may be diluted. The common stock is not subject to redemption.

Preferred Stock

       None of the shares of Monarch Community Bancorp's authorized preferred stock will be issued in the conversion. This stock may be issued with preferences and designations as the board of directors may from time to time determine. The board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in preventing an unfriendly takeover or attempted change in control. Monarch
Community Bancorp has no present plans to issue preferred stock. If preferred stock is issued in the future, Monarch Community Bancorp will not offer preferred stock to promoters except on the same terms as it is offered to all other existing stockholders or to new stockholders; or the issuance will be approved by a majority of Monarch Community Bancorp's independent directors who do not have an interest in the transaction and who have access, at Monarch Community Bancorp's expense, to its or independent legal counsel.

TRANSFER AGENT AND REGISTRAR

       The transfer agent and registrar for Monarch Community Bancorp common stock is Registrar and Transfer Company, Cranford, New Jersey.

EXPERTS

       Our consolidated financial statements at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been audited by Plante & Moran, LLP, independent auditors, as set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon the report of this firm given upon their authority as experts in accounting and auditing.

       RP Financial has consented to the publication herein of the summary of its report to Branch County setting forth its opinion as to the estimated pro forma market value of the common stock upon conversion and its letter with respect to subscription rights.

LEGAL AND TAX OPINIONS

       The legality of the common stock and the federal income tax consequences of the conversion have been passed upon for Branch County by Silver, Freedman & Taff, L.L.P., Washington, D.C., special counsel to Branch County and Monarch Community Bancorp. The Michigan income tax consequences of the conversion have been passed upon for Branch County by Plante & Moran, LLP. Certain legal matters will be passed upon for Keefe by Muldoon Murphy & Faucette LLP, Washngton, D.C.

ADDITIONAL INFORMATION

       Monarch Community Bancorp has filed with the SEC a registration statement under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. This information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of this material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including Monarch Community Bancorp. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions and are not necessarily complete; each statement is qualified by reference to the contract or document. Branch County also maintains a website http://www.MonarchCommunityBank.com which contains information about Branch County.

       Branch County has filed an Application for Conversion and a Holding Company Application on Form H-(e)1 with the Office of Thrift Supervision with respect to the conversion. This prospectus omits certain information contained in those applications. The applications may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the Southeast Regional Office of the Office of Thrift Supervision located at 1475 Peachtree Street, N.E., Atlanta, Georgia 30309.

       In connection with the conversion, Monarch Community Bancorp has registered its common stock with the SEC under Section 12 of the Securities Exchange Act of 1934, and, upon registration, Monarch Community Bancorp and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of conversion, Monarch Community Bancorp has undertaken that it will not terminate this registration for a period of at least three years following the conversion.

       A copy of the plan of conversion, the charter and bylaws of Monarch Community Bancorp and Branch County, respectively, are available without charge from Branch County. Requests for this information should be directed to: Stockholder Relations, ^ Monarch Community Bank, 375 North Willowbrook Road, Coldwater, Michigan 49036.

BRANCH COUNTY FEDERAL SAVINGS AND LOAN ASSOCIATION
OF COLDWATER AND SUBSIDIARY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Independent Auditors' Report	F-2

Consolidated Balance Sheet as of December 31, 2001 and 2000 and (unaudited) March 31, 2002	F-3

Consolidated Statement of Income for the Years Ended December 31, 2001, 2000 and 1999 and the (unaudited) Three Months Ended March 31, 2002 and 2001	F-4

Consolidated Statement of Retained Earnings for the Years Ended December 30, 2001, 2000 and 1999 and the (unaudited) Three Months Ended March 31, 2002	F-5

Consolidated Statement of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999 and the (unaudited) Three Months Ended March 31, 2002 and 2001	F-6

Notes to Consolidated Financial Statements	F-7

       All schedules are omitted because the required information is not applicable or is included in the Consolidated Financial Statements and related Notes.

       The financial statements of Monarch Community Bancorp have been omitted because Monarch Community Bancorp has not yet issued any stock, has no assets or liabilities, and has not conducted any business other than that of an organizational nature.

Independent's Auditor's Report

To the Board of Directors
Branch County Federal Savings and Loan Association and Subsidiaries

       We have audited the accompanying consolidated balance sheet of Branch County Federal Savings and Loan Association and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, retained earnings, and cash flows for each year in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Branch County Federal Savings and Loan Association and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each year in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, LLP

Kalamazoo, Michigan

January 25, 2002, except for Note 18, as to
       which the date is February 21, 2002

Branch County Federal Savings and Loan Association
and Subsidiaries

Consolidated Balance Sheet

		December 31,
	March 31,
	2002	2001	2000
	Unaudited

Assets
Cash and due from banks	$ 5,749,920	$ 4, 277,193	$ 3,308,288
Federal Home Loan Bank overnight time and
other interest bearing deposits	9,839,242	12,035,285	10,253,510

Total cash and cash equivalents	15,589,162	16,312,478	13,561,798

Trading assets (Note 2)	260,354	257,980	239,485
Securities - Held to maturity (Note 3)	339,472	366,819	472,983
Other securities (Note 3)	2,601,664	2,551,664	2,470,684
Real estate investment - Limited partnership, at equity (Note 4)	1,500,000	1,500,000	-
Loans held for sale	341,800	-	865,716
Loans, net (Notes 5 and 15)	142,221,640	137,721,200	138,196,767
Accrued interest receivable	1,195,512	1,201,428	1,012,010
Foreclosed assets, net (Note 7)	2,438,721	2,436,692	1,303,632
Premises and equipment (Note 8)	4,837,950	4,928,046	5,177,697
Deferred income taxes (Note 11)	525,000	485,000	205,000
Other assets (Note 6)	836,794	922,842	568,071

Total assets	$172,688,069	$168,684,149	$164,073,843

Liabilities and Equity

Liabilities
Deposits (Notes 9 and 15):
Noninterest-bearing	$ 3,826,279	$ 1,862,806	$ 2,580,229
Interest-bearing	99,910,875	103,834,738	96,405,892

Total deposits	103,737,154	105,697,544	98,986,121

Federal Home Loan Bank advances (Note 10)	51,500,000	45,500,000	49,000,000
Accrued expenses and other liabilities	1,985,277	2,121,763	1,481,455

Total liabilities	157,222,431	153,319,307	149,467,576

Commitments and contingent liabilities (Note 12)	---	---	---

Equity
Retained earnings - Substantially restricted (Note 13)	15,465,638	15,364,842	14,606,267

Total liabilities and equity	$172,688,069	$168,684,149	$164,073,843

See Notes to Consolidated
 Financial Statements.

Branch County Federal Savings and Loan Association
and Subsidiaries

Consolidated Statement of Income

	Three Months Ended March 31,		Year Ended December 31
	2002	2001	2001	2000	1999
	(unaudited)
Interest Income
Loans, including fees	$3,136,505	$3,434,133	$13,551,332	$13,235,553	$11,502,527
Investment securities	45,970	57,201	289,520	351,741	330,983
Federal Home Loan Bank	49,148	195,620	689,437	281,941	692,150
Total interest income	3,231,623	3,686,954	14,530,289	13,869,235	12,525,660

Interest Expense
Deposits (Note 9)	884,726	1,335,272	4,997,875	4,754,176	4,376,934
Federal Home Loan Bank advances	758,040	785,413	3,119,539	2,680,496	2,621,354
Total interest expense	1,642,766	2,120,685	8,117,414	7,434,672	6,998,288

Net Interest Income	1,588,857	1,566,269	6,412,875	6,434,563	5,527,372

Provision for Loan Losses (Note 5)	124,362	150,000	1,038,547	245,000	180,000

Net Interest Income after Provision for Loan Losses	1,464,495	1,416,269	5,374,328	6,189,563	5,347,372

Noninterest Income
Fees and service charges	205,616	246,689	1,044,364	1,059,995	985,681
Loan servicing fees	49,467	45,717	182,485	174,343	162,216
Net gain on sale of loans	60,190	82,533	1,166,047	233,509	327,633
Net gain (loss) on trading activities	(126)	-	5,009	197	(10,540)
Net gain (loss) on sale of premises and equipment	6,000	-	(4,526)	9,484	157,864
Other income	34,740	10,808	28,640	55,561	59,326
Total noninterest income	355,887	385,747	2,422,019	1,533,089	1,682,180

Noninterest Expenses
Salaries and employee benefits (Note 14)	881,623	816,392	3,202,209	3,058,790	2,815,276
Occupancy and equipment	213,070	229,914	889,158	920,249	919,331
Data processing	94,840	72,943	510,391	263,833	257,123
Mortgage banking	51,719	57,837	368,978	131,988	159,012
NOW account expense	41,255	47,102	171,515	180,264	152,386
Professional services	62,262	69,288	222,174	137,199	142,654
Office supplies and forms	45,169	45,764	212,432	146,379	135,212
Advertising	7,937	13,940	51,509	55,356	65,316
Other general and administrative	268,711	217,271	1,110,090	742,467	718,930
Total noninterest expenses	1,666,586	1,570,451	6,738,456	5,636,525	5,365,240

Income - Before income taxes	153,796	231,565	1,057,891	2,086,127	1,664,312

Income Taxes (Note 11)	53,000	81,000	299,316	749,581	530,000

Net Income	$ 100,796	$ 150,565	$ 758,575	$ 1,336,546	$ 1,134,312
See Notes to Consolidated
Financial Statements.

Branch County Federal Savings and Loan Association
and Subsidiaries

Consolidated Statement of Retained Earnings

Balance - December 31, 1998	$12,135,409

Net income for the year ended December 31, 1999	1,134,312

Balance - December 31, 1999	13,269,721

Net income for the year ended December 31, 2000	1,336,546

Balance - December 31, 2000	14,606,267

Net income for the year ended December 31, 2001	758,575

Balance - December 31, 2001	$15,364,842
Net income for the period ended March 31, 2002 (unaudited)	100,796

Balance - March 31, 2002 (unaudited)	$15,465,638

See Notes to Consolidated
Financial Statements.

Branch County Federal Savings and Loan Association
and Subsidiaries

Consolidated Statement of Cash Flows

	Three Months Ended March 31,		Year Ended December 31
	2002	2001	2001	2000	1999
	(unaudited)
Cash Flows from Operating Activities
Net income	$ 100,796	$ 150,565	$ 758,575	$ 1,336,546	$ 1,134,312
Adjustments to reconcile net income to net cash from
operating activities:
Depreciation	117,091	125,649	481,925	501,714	517,393
Provision for loan loss	124,362	150,000	1,038,547	245,000	180,000
Amortization	51,719	57,837	368,978	147,030	163,298
(Gain) loss on sale of foreclosed assets	(21,057)	(6,341)	1,127	(7,047)	(28,571)
Deferred income taxes	(40,000)	(59,000)	(280,000)	(60,000)	10,000
Mortgage loans originated for sale	(2,292,375)	(6,205,500)	(46,567,925)	(9,949,955)	(18,054,582)
Proceeds from sale of mortgage loans	2,010,765	3,665,613	48,117,124	9,754,730	20,069,530
Gain on sale of mortgage loans	(60,190)	(82,533)	(1,166,047)	(233,509)	(287,741)
(Gain) loss on sale of premises and equipment	(6,000)	-	4,526	(9,483)	(157,864)
Net change in:
Trading assets	(2,374)	(6,899)	(18,495)	702,140	(38,501)
Change in deferred loan fees	(68,234)	(8,313)	(155,260)	(74,724)	(24,930)
Accrued interest receivable	5,916	5,092	(189,418)	(173,958)	(74,274)
Other assets	32,579	73,718	(248,217)	26,708	(144,145)
Accrued expenses and other liabilities	(134,736)	755,950	640,308	326,616	155,123
Net cash provided by (used in) operating activities	(181,738)	(1,384,162)	2,785,748	2,531,808	3,419,048
Cash Flows from Investing Activities
Proceeds from maturities of securities	27,347	23,783	106,164	92,678	655,737
Activity in other securities:
Purchase of other securities	(50,000)	-	(80,980)	(201,000)	-
Proceeds from sale of other securities	-	-	-	-	1,322
Purchase of real estate investment - Limited partnership	-	-	(1,500,000)	-	-
Loan originations and principal collections, net	(4,969,905)	2,345,065	(2,643,563)	(13,294,377)	(13,718,564)
Proceeds from sale of foreclosed assets	432,365	287,528	1,108,688	786,993	814,352
Proceeds on sale of premises and equipment	6,000	-	750	11,000	296,231
Purchase of premises and equipment	(26,995)	(74,261)	(237,550)	(150,565)	(331,269)
Net cash provided by (used in) investing activities	(4,581,188)	2,582,115	(3,246,491)	(12,755,271)	(12,282,191)
Cash Flows from Financing Activities
Net increase (decrease) in deposits	(1,960,390)	9,348,102	6,711,423	2,896,916	461,596
Proceeds from FHLB advances	6,000,000	-	1,500,000	18,000,000	-
Repayment of FHLB advances	-	-	(5,000,000)	(7,000,000)	(4,000,000)
Net cash provided by (used in) financing activities	4,039,610	9,348,102	3,211,423	13,896,916	(3,538,404)
Net Increase (Decrease) in Cash and Cash Equivalents	(723,316)	10,546,055	2,750,680	3,673,453	(12,401,547)
Cash and Cash Equivalents - Beginning	16,312,478	13,561,798	13,561,798	9,888,345	22,289,892
Cash and Cash Equivalents - End	$15,589,162	$24,107,853	$ 16,312,478	$ 13,561,798	$ 9,888,345

See Notes to Consolidated
Financial Statements.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 1 - Summary of Significant Accounting Policies

Basis of Presentation and Consolidation - The consolidated financial statements include the accounts of Branch County Federal Savings and Loan Association (the Association) and its wholly owned subsidiaries, Community Services Group, Incorporated and First Insurance Agency. Community Services Group, Incorporated is involved primarily in investing in other entities, including 100% ownership of First Insurance Agency, a minority ownership in a corporation that reinsures credit life and disability insurance and a minority ownership in a limited partnership that operates a title insurance agency. First Insurance Agency is a licensed insurance agency established to allow for the receipt of fees on insurance services provided to the Association's customers. All significant intercompany balances and transactions have been eliminated in consolidation.

Interim Financial Statements - Information at March 31, 2002 and for the three months ended March 31, 2002 and 2001 is unaudited, but in the opinion of management, includes all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of the financial position and results of operations as of and for these dates.

Use of Estimates - The accounting and reporting policies of the Association and its subsidiaries conform to accounting principles generally accepted in the United States. Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Nature of Operations - The Association provides full-service commercial banking and consumer banking and provides other financial products and services through seven branch offices to the Michigan communities in Branch and Hillsdale counties.

Significant Group Concentrations of Credit Risk - Most of the Association's activities are with customers located within Michigan. Notes 2 and 3 discuss the types of securities the Association invests in. Note 5 discusses the types of lending that the Association engages in. The Association has a significant concentration of loans secured by residential real estate located in Branch and Hillsdale counties.

Cash and Cash Equivalents - For the purpose of the consolidated statement of cash flows, cash and cash equivalents include cash and balances due from banks and interest bearing deposits and overnight time deposits with the Federal Home Loan Bank.

Trading Activities - The Association engages in trading activities for its own account. Securities held principally for resale in the near term are recorded in the trading assets account at fair value with changes in fair value recorded in earnings. Quoted market prices are used to determine the fair value of trading instruments. Interest and dividends are included in net interest income.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 1 - Summary of Significant Accounting Policies (Continued)

Securities - Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Loans Held For Sale - Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized in a valuation allowance by charges to income.

Loans - The Association grants mortgage, commercial and consumer loans to customers. Loans are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the contractual life of the loans.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses - The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 1 - Summary of Significant Accounting Policies (Continued)

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Association will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Association does not separately identify individual consumer and residential loans for impairment disclosures.

Servicing - Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 1 - Summary of Significant Accounting Policies (Continued)

Credit Related Financial Instruments - In the ordinary course of business, the Association has entered into commitments to extend credit, including commitments under commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Adoption of FAS 133 - On January 1, 2001, the Association adopted Statement of Financial Accounting Standards No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities. FAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The accounting for derivatives had no effect on the financial statements since the Association does not hold derivative instruments and is not involved in hedging activities.

Foreclosed Assets - Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of the foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less selling expenses, which consist primarily of commissions that will be paid to an independent real estate agent upon sale of the property. Revenue and expenses from operations and changes in the valuation allowance, if any, are included in net expenses from foreclosed assets.

Banking Premises and Equipment - Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes - Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Classification - Certain amounts in the 2000 and 1999 financial statements have been reclassified to conform to the 2001 presentation.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 1 - Summary of Significant Accounting Policies (Continued)

Supplemental Cash Flow Information
	March 31,		December 31,
	2002	2001	2001	2000	1999
	(unaudited)
Cash paid for:
Interest	$1,647,947	$2,122,948	$8,182,184	$7,382,631	$7,008,714
Income taxes	17,000	153,816	808,816	679,081	425,500

Noncash investing activities -
Loans transferred to real estate owned	413,337	517,095	2,242,875	1,350,370	1,082,381

Note 2 - Trading Activities

Trading assets, at fair value, consist of the following:
	March 31,	December 31,
	2002 (unaudited)	2001	2000
Debt securities -
Mortgage-backed securities	$260,354	$257,980	$239,485

The above mortgage-backed securities are a mix of securities guaranteed by the U.S. government or its agencies and securities issued by private parties.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 3 - Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

Held-to-maturity securities:
March 31, 2002 (unaudited)
Mortgage-backed securities	$339,472	$	$(5,537)	$333,935

December 31, 2001
Mortgage-backed securities	$366,819	$2,389	$ -	$369,208

December 31, 2000
Mortgage-backed securities	$472,983	$ -	$(2,353)	$470,630

The Mortgage-backed securities held at March 31, 2002 (unaudited) and December 31, 2001 and 2000 have no stated contractual maturity date and are backed by the guarantee of the U.S. government or its agencies.

Other securities, consisting primarily of restricted Federal Home Loan Bank stock, is recorded at cost, which approximates market value.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 4 - Real Estate Investment - Limited Partnership

In June of 2001, the Association acquired a 24.98 percent interest in a limited partnership formed to construct and operate multi-family housing units. All income, expenses and tax credits will be allocated to the Association based upon ownership percentage. The Association accounts for the investment in the limited partnership using the equity method. The Association as an investor is able to exercise influence over operating and financial policies of the management through provisions of the partnership agreement that require a majority approval of the limited partners. At such time the project is sold, the limited partners will receive a share of the net proceeds proportionate to the limited partners outstanding capital balance. Under the terms of the limited partnership agreement, the Association made a total capital contribution of $1,500,000, in cash, and is allocated tax losses and affordable housing federal income tax credits.

Condensed financial information for the investee partnership is summarized as follows:
	March 31, 2002 (unaudited)	December 31, 2001
Balance Sheet:
Cash	$ 271,364	$1,706,502
Note receivable	500,000	500,000
Development costs	6,489,077	4,881,931
Total assets	7,264,129	7,088,855
Accounts payable	416,047	334,617
Loans payable to Branch County	1,500,000	1,500,000
Loans payable to others	4,555,333	4,555,333
Partners' equity	699,136	698,867

Operations -
Net income	269	-

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 5 - Loans

A summary of the balances of loans follows:

	March 31,	December 31,
	2002 (unaudited)	2001	2000
Mortgage loans on real estate:
One-to-four family	$ 97,451,979	$ 95,444,652	$ 96,706,887
Multi-family	175,087	245,322	259,658
Commercial	15,540,779	14,898,181	14,039,737
Construction or development	8,165,954	6,784,865	5,684,270
Total real estate loans	121,333,799	117,373,020	116,690,552

Consumer loans:
Automobile	3,009,439	3,286,605	4,001,726
Home equity	11,862,549	14,084,081	14,826,648
Mobile homes	1,414,675	1,557,121	1,902,553
Other	4,809,014	1,800,479	1,109,316
Total consumer loans	21,095,677	20,728,286	21,840,243

Commercial business loans	2,001,541	1,883,734	1,339,446
Subtotal	144,431,017	139,985,040	139,870,241

Less: Allowance for loan losses	1,713,459	1,682,762	857,495
Net deferred loan fees	494,794	563,028	718,288
Loans in process	1,124	18,050	97,691
Loans, net	$142,221,640	$137,721,200	$138,196,767

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 5 - Loans (Continued)

An analysis of the allowance for loan losses follows:

	March 31,		December 31,
	2002	2001	2001	2000	1999
	(unaudited)

Balance - Beginning	$1,682,762	$857,495	$ 857,495	$ 705,056	$562,049
Provision for loan losses	124,362	150,000	1,038,547	245,000	180,000
Loans charged-off	(128,427)	(90,066)	(321,765)	(115,254)	(73,967)
Recoveries of loans previously charged off	34,762	28,723	108,485	22,693	36,974

Balance - Ending	$1,713,459	$946,152	$1,682,762	$857,495	$705,056

The following is a summary of information pertaining to impaired loans:

	March 31,	December 31,
	2002 (unaudited)	2001	2000

Impaired loans with a valuation allowance	$ -	$100,000	$ -
Valuation allowance related to impaired loans	$ -	$15,000	$ -

	March 31,		December 31,
	2002	2001	2001	2000	1999
	(unaudited)
Average investment in impaired loans	$50,000	$ -	$75,000	$108,915	$14,000

No additional funds are committed to be advanced in connection with impaired loans.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 6 - Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $78,627,627, $69,006,130, $81,828,498, $70,149,043 and $68,348,597 at March 31, 2002 and 2001 (unaudited) and December 31, 2001, 2000 and 1999, respectively. The Association services mortgage loans on behalf of Freddie Mac (FHLMC). The material terms of the servicing agreement are based upon the FHLMC Seller/Servicer Guide.

The fair value of mortgage servicing rights approximates $700,000 at March 31, 2002 (unaudited) and December 31, 2001. The fair value of these rights was determined using an 8.0 percent discount rate and prepayment speeds ranging from 12.5 percent to 16.5 percent depending upon the stratification of the specific rights.

The impairment valuation allowance is $0 as of March 31, 2002 (unaudited) and December 31, 2001, 2000, and 1999. There has been no activity in the impairment valuation allowance during the three month period ended March 31, 2002 or the years ended December 31, 2001, 2000, and 1999.

The following summarizes mortgage servicing rights capitalized and amortized:

	March 31,		December 31,
	2002	2001	2001	2000	1999
	(unaudited)

Mortgage servicing rights -Beginning	$432,316	$325,762	$325,762	$361,265	$321,373

Mortgage servicing rights capitalized	22,919	22,486	475,532	96,485	198,904
Mortgage servicing rights - direct writedown for loan payoffs	(4,306)	(34,508)	(240,817)	(36,810)	(46,306)
Mortgage servicing rights scheduled amortization	(47,413)	(23,329)	(128,161)	(95,178)	(112,706)

Mortgage servicing rights -Ending	$403,516	$290,411	$432,316	$325,762	$361,265

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 7 - Foreclosed Assets

Real estate owned consisted of the following:
	March 31,	December 31,
	2002 (unaudited)	2001	2000

Real estate owned	$1,204,517	$ 845,762	$ 580,099
Real estate in judgment and
subject to redemption	1,234,204	1,590,930	723,533
Total	$2,438,721	$2,436,692	$1,303,632

Note 7 - Foreclosed Assets (Continued)

Expenses applicable to foreclosed assets include the following:
	March 31,		December 31,
	2002	2001	2001	2000	1999
	(unaudited)
Net loss (gain) on sales of real estate	$(21,057)	$(6,341)	$ 1,127	$ (7,047)	$(28,571)
Operating expenses, net of rental income	50,945	21,413	157,953	77,865	38,926
Total	$29,888	$15,072	$159,080	$70,818	$ 10,355
Note 8 - Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows:

		December 31,		Depreciable
	March 31, 2002	2001	2000	Life (in Years)
	(unaudited)

Land	$ 646,078	$ 646,078	$ 646,078
Buildings and improvements	4,493,557	4,486,138	4,463,755	30-40
Furniture, fixtures and equipment	2,983,655	2,991,362	2,784,502	5-7

Total bank premises and equipment	8,123,290	8,123,578	7,894,335
Less accumulated depreciation and amortization	3,285,340	3,195,532	2,716,638

Net carrying amount	$4,837,950	$4,928,046	$5,177,697

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 9 - Deposits

The following is a summary of deposit accounts at the dates indicated:

	March 31,	December 31,
	2002 (unaudited)	2001	2000
Balances by account type:
Non-interest bearing accounts	$ 3,826,279	$ 1,862,806	$ 2,580,229
Demand and NOW accounts	9,808,197	9,013,097	7,954,746
Money market	9,966,544	10,035,664	7,001,909
Passbook and statement savings	15,350,852	14,770,589	13,943,219
Total transactional accounts	38,951,872	35,682,156	31,480,103

Certificates of deposit:
$100,000 and over	15,452,234	19,213,046	13,115,655
Under $100,000	49,333,047	50,802,342	54,390,363
Total certificates of deposit	64,785,281	70,015,388	67,506,018

Total	$103,737,153	$105,697,544	$98,986,121

Generally, deposit amounts in excess of $100,000 are not federally insured.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 9 - Deposits (Continued)

The remaining maturities of certificates of deposit outstanding are as follows:

	March 31, 2002 (unaudited)		December 31, 2001
	Less than	Greater than	Less than	Greater than
Year	$100,000	$100,000	$100,000	$100,000

Less than one year	$31,141,685	$11,188,935	$33,346,649	$15,026,794
One to two years	6,880,240	1,614,999	7,540,072	1,437,275
Two to three years	6,179,760	1,646,680	6,125,979	2,348,977
Three to four years	1,479,008	200,000	1,287,493	200,000
Four to five years	3,652,354	801,620	2,502,149	200,000
Total	$49,333,047	$15,452,234	$50,802,342	$19,213,046

The following is a summary of interest expense by deposit account type:

	March 31,		December 31,
	2002	2001	2001	2000	1999
	(unaudited)
Demand and NOW accounts	$ 37,284	$ 49,625	$ 199,873	$ 244,054	$ 250,952
Money market	50,111	66,541	275,474	298,356	314,356
Passbook and statement savings	49,956	101,846	368,950	440,219	450,243
Certificates of deposit	747,375	1,117,260	4,153,578	3,771,547	3,361,383

Total deposit interest expense	$884,726	$1,335,272	$4,997,875	$4,754,176	$4,376,934

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 10 - Federal Home Loan Bank Advances

The Association has Federal Home Loan Bank advances of $51,500,000, $45,500,000 and $49,000,000 at March 31, 2002 (unaudited) and December 31, 2001 and 2000, respectively, which mature through 2013. At March 31, 2002 (unaudited), December 31, 2001 and 2000, the interest rates on fixed rate advances ranged from 5.17 percent to 6.88 percent, 5.49 percent to 6.88 percent and from 5.49 percent to 8.20 percent, respectively. At March 31, 2002 (unaudited) and December 31, 2001 and 2000, the weighted average interest rates were 6.08 percent, 6.15 percent and 6.36 percent, respectively.

The Association has provided a blanket pledge of all of the Association's residential mortgage loans and mortgage-backed securities as collateral for fixed rate debt.

The contractual maturities of advances are as follows:
	March 31,	December 31,
	2002 (unaudited)	2001	2000
Less than one year	$ 7,000,000	$ 7,000,000	$ 5,000,000
One to two years	---	---	7,000,000
Two to three years	---	---	---
Three to four years	4,000,000	4,000,000	---
Four to five years	4,000,000	4,000,000	4,000,000
Thereafter	36,500,000	30,500,000	33,000,000

Total	$51,500,000	$45,500,000	$49,000,000

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 11 - Income Taxes

Allocation of income taxes between current and deferred portions is as follows:

	March 31,		December 31,
	2002	2001	2001	2000	1999
	(unaudited)

Current expense	$ 93,000	$140,000	$ 579,316	$809,581	$520,000
Deferred expense (recovery)	(40,000)	(59,000)	(280,000)	(60,000)	10,000

Total tax expense	$ 53,000	$ 81,000	$ 299,316	$749,581	$530,000

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	Percent of Pretax Income
	March 31,		December 31,
	2002	2001	2001	2000	1999
	(unaudited)

Statutory federal tax rate	34.0%	34.0%	34.0%	34.0%	34.0%
Increase (decrease) resulting from:
Nondeductible expenses	0.3%	0.3%	0.3%	0.2%	0.2%
Dividend received deduction	-%	-%	(1.3%)	(1.1%)	(0.8%)
Other	0.2%	0.7%	(4.7%)	2.8%	(1.6%)

Reported tax expense	34.5%	35.0%	28.3%	35.9%	31.8%

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 11 - Income Taxes (Continued)

The components of the net deferred tax asset are as follows:

	March 31,	December 31,
	2002 (unaudited)	2001	2000
Deferred tax assets:
Provision for loan losses	$527,669	$509,388	$197,422
Net deferred loan fees	168,230	179,679	230,077
Deferred compensation	79,576	84,175	52,739
Accrued employee benefits	55,505	40,945	38,748
Other	50,685	41,886	25,559
Total deferred tax assets	881,665	856,073	544,545

Deferred tax liabilities:
Depreciation	53,890	59,862	70,050
Mortgage servicing rights	137,195	146,987	110,759
Original issue discount	163,614	163,614	155,518
Other	1,966	610	3,218
Total deferred tax liabilities	356,665	371,073	339,545
Net deferred tax asset	$525,000	$485,000	$205,000

Note 12 - Off-Balance Sheet Activities

Credit Related Financial Instruments - The Association is a party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing need of its customer. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Association's exposure to credit loss is represented by the contractual amount of these commitments. The Association follows the same credit policies in making commitments as it does for on-balance sheet instruments.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 12 - Off-Balance Sheet Activities (Continued)

The following financial instruments were outstanding whose contract amounts represent credit risk (000s omitted):

	Contract Amount
	March 31,	December 31,
	2002 (unaudited)	2001	2000

Commitments to grant loans	$1,190	$1,340	$5,058
Unfunded commitments under lines of credit	6,790	8,047	5,303

The above commitments to grant loans are all fixed rate loan commitments with interest rates ranging between 5.50% and 9.75% at March 31, 2002 (unaudited), 5.50% and 11.25% at December 31, 2001, and 7.50% and 12.50% at December 31, 2000.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Association, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit and revolving credit lines are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized and usually do not contain a specified maturity date and may be drawn upon to the total extent to which the Association is committed.

Collateral Requirements - To reduce credit risk related to the use of credit related financial instruments, the Association might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Association's credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant, and equipment and real estate.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 12 - Off-Balance Sheet Activities (Continued)

Employment Agreement - The Association has entered into an employment agreement with its president and chief executive officer. The agreement has a term of two years, with automatic annual renewals, that provides for annual base salary in an amount of not less than $119,000. Also, in the unlikely event of a change of control of the Association within one year following conversion, the president and chief executive officer will receive a payment of approximately $400,000.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 13 - Regulatory Matters

The Association has qualified under a provision of the Internal Revenue Code which permits it to deduct from taxable income a provision for bad debts in excess of such provision charged to income in the consolidated financial statements. Accordingly, retained earnings at March 31, 2002 (unaudited) and December 31, 2001 and 2000 includes approximately $1,592,000 for which no provision for federal income taxes has been made. Unrecognized deferred taxes on this amount is approximately $541,000. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, federal income taxes would be imposed at the then applicable rates.

The Association is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and discretionary actions by regulators that could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios, which are shown in the table below. Management believes, as of March 31, 2002 (unaudited) and December 31, 2001 and 2000, that the Association has met all of the capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Office of Thrift Supervision (" OTS") categorized the Association as well capitalized, under the regulatory framework for prompt corrective action. To be categorized as well capitalized, minimum capital amounts and ratios must be maintained as shown in the following tables. There are no conditions or events since that notification that management believes have changed the Association's capital category.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 13 - Regulatory Matters (Continued)

A reconciliation of equity to major categories of capital is as follows (in thousands):
	March 31,	December 31,
	2002 (unaudited)	2001	2000

Equity per consolidated balance sheet	$15,466	$15,365	$14,606
Less: deferred income taxes	(526)	(485)	(205)

Tangible and leverage capital	14,940	14,880	14,401
Plus: allowance for loan losses **	1,503	1,515	858

Risk Based Capital	$16,443	$16,395	$15,259

** Limited to 1.25% of risk weighted assets

Regulatory capital balances and ratios are as follows (in thousands):

					To be Well Capitalized
			For Capital Adequacy		Under Prompt Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of March 31, 2002 (unaudited):
Tangible capital	$14,940	8.68%	$2,582	1.50%	$5,164	3.00%
Leverage capital	14,940	8.68%	5,164	3.00%	8,606	5.00%
Risk-based capital	16,443	13.70%	9,602	8.00%	12,002	10.00%

As of December 31, 2001:
Tangible capital	$14,880	8.85%	$2,523	1.50%	$5,046	3.00%
Leverage capital	14,880	8.85%	5,046	3.00%	8,409	5.00%
Risk-based capital	16,395	13.54%	9,685	8.00%	12,106	10.00%

As of December 31, 2000:
Tangible capital	14,401	8.77%	2,463	1.50%	4,925	3.00%
Leverage capital	14,401	8.77%	4,925	3.00%	8,209	5.00%
Risk-based capital	15,259	13.48%	9,056	8.00%	11,320	10.00%

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 14 - Retirement Plans

The Association is part of a non-contributory, multiple-employer defined benefit pension plan covering substantially all employees. The plan is administered by the trustees of the Financial Institutions Retirement Fund. Because it is a multiple-employer plan, there is no separate valuation of plan benefits nor segregation of plan assets specifically for the Association. For the three month periods ended March 31, 2002 and 2001 (unaudited), the Association recognized pension expense for this plan of $46,094 and $31,856, respectively. During 2001, 2000 and 1999, the Association recognized pension expense for this plan of $155,896, $136,707 and $82,352, respectively.

The Association has a Defined Contribution Retirement plan for all eligible employees. The Association has a matching contribution agreement to match 100 percent of the first 5 percent of an employee's salary and 25 percent on the next 10 percent of an employee's salary. For the three months periods ended March 31, 2002 and 2001 (unaudited), the Association recognized pension expense for this plan of $25,782 and $23,100, respectively. During 2001, 2000 and 1999, the Association recognized pension expense for this plan of $95,759, $49,057 and $45,220, respectively.

The Association has a nonqualified deferred-compensation plan to provide retirement benefits to the Directors, at their option, in lieu of annual directors' fees and meetings fees. The value of benefits accrued to participants is $234,047, $247,574 and $155,116 at March 31, 2002 (unaudited) and December 31, 2001 and 2000, respectively. The expense for the plan was $14,929 and $22,447 for the three month periods ended March 31, 2002 and 2001 (unaudited), respectively. The expense for the plan was $92,458, $82,656 and $54,810 for 2001, 2000 and 1999, respectively.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 15 - Related Party Transactions

In the ordinary course of business, the Bank has granted loans to principal officers and directors and their affiliates amounting to approximately $786,000, $912,000 and $885,000 at March 31, 2002 (unaudited), December 31, 2001 and December 31, 2000, respectively. During the three month period ended March 31, 2002 and the year ended December 31, 2001, total principal additions were approximately $118,000 and $152,000 and total principal payments were approximately $244,000 and $125,000, respectively.

Deposits from related parties held by the Bank at December 31, 2001 and 2000 amounted to approximately $2,241,000 and $2,605,000, respectively.

Note 16 - Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Association's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Association.

The following methods and assumptions were used by the Association in estimating fair value disclosures for financial instruments:

Cash and Due from Banks - The carrying amounts of cash and short-term instruments approximate fair values.

Federal Home Loan Bank Overnight Time and Other Interest Bearing Deposits - The carrying amounts of interest-bearing deposits maturing within ninety days approximate their fair values. Fair values of other interest-bearing deposits are estimated using discounted cash flow analyses based on current rates for similar types of deposits.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 16 - Fair Value of Financial Instruments (Continued)

Trading Assets - Fair values for trading account securities (including derivative financial instruments held or issued for trading purposes), which also are the amounts recognized in the consolidated balance sheet, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments except in the case of certain options and swaps where pricing models are used.

Securities - Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Mortgage Loans Held for Sale - Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans Receivable - For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e. g., one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e. g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities - The fair values disclosed for demand deposits (e. g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i. e., their carrying amounts). The carrying amounts of variable-rate, fixed term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 16 - Fair Value of Financial Instruments (Continued)

Federal Home Loan Bank Advances- The fair values of the Association's Federal Home Loan Bank Advances are estimated using discounted cash flow analyses based on the Association's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest - The carrying amounts of accrued interest approximate fair value.

Off-balance Sheet Instruments - Fair values for off-balance sheet, credit related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Fair values for off-balance sheet derivative financial instruments, for other than trading purposes, are based upon quoted market prices, except in the case of certain options and swaps where pricing models are used.

The estimated fair values, and related carrying or notional amounts, of the Association's financial instruments are as follows:

	December 31,
	2001		2000
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets:
Cash and cash equivalents	$ 16,312,478	$ 16,312,478	$ 13,561,798	$ 13,561,798
Trading assets	257,980	257,980	239,485	239,485
Securities - Held to maturity	366,819	369,208	472,983	470,630
Other securities	2,551,664	2,551,664	2,470,684	2,470,684
Real estate investment - Limited partnership, at equity	1,500,000	1,500,000	-	-
Loans held for sale	-	-	865,716	881,265
Net Loans and accrued interest receivable	138,922,628	148,964,905	139,208,777	145,855,168

Liabilities:
Federal Home Loan Bank advances	45,500,000	46,189,113	49,000,000	49,194,794
Deposits and accrued interest payable	106,002,902	106,599,432	100,607,303	100,680,145

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 17 - Condensed Subsidiary Financial Statements

Presented below are the condensed statements of financial condition and operations for the Association's wholly owned subsidiary, Community Services Group, Inc.

Condensed Statements of Financial Condition

	March 31,	December 31,
	2002 (unaudited)	2001	2000
Assets
Cash	$405,062	$395,994	$348,792
Investments	260,354	257,980	239,485
Other assets	32,128	31,814	23,509

Total assets	$697,544	$685,788	$611,786

Liabilities and Equity
Accounts payable	$ 874	$ 350	$ 3,940
Common stock	10,000	10,000	10,000
Retained earnings	686,670	675,438	597,846

Total liabilities and equity	$697,544	$685,788	$611,786

Condensed Statements of Operations

	March 31,	December 31,
	2002 (unaudited)	2001	2000
Operating Income -
Interest and dividend income	$11,772	$80,906	$112,646
Operating Expense	540	3,315	2,649

Income before taxes	$11,232	$77,591	$109,997

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 18 - Subsequent Event

On February 21, 2002, the Board of Directors of Branch County Federal Savings and Loan Association unanimously adopted a plan of conversion. Under the plan of conversion, the Association will convert from a federally chartered mutual savings institution to a federally chartered stock savings institution and become a wholly owned subsidiary of Monarch Community Bancorp, Inc. (the "Bancorp"), a newly formed Maryland corporation. In addition, the plan provides that the Bancorp will offer its common stock in a subscription offering and, if necessary, through a direct community offering, a public offering, and/or a syndicate of registered broker-dealers. The Bancorp is authorized to issue 20,000,000 shares of common stock and 5,000,000 shares of preferred stock with all shares having a par value of $.01. The Bancorp expects to issue up to 2,314,375 shares of common stock. The Bancorp will not issue any preferred stock in the conversion and has no current plans to issue any preferred stock after the conversion. The cost of conversion has been estimated to be $860,000. Upon a successful conversion, these costs will be deducted from the proceeds received from the sale of the stock, with the net proceeds being recorded as equity in Monarch Community Bancorp. In the event that the conversion is not successful, the incurred conversion costs will be treated as period costs and charged to operations. As of March 31, 2002 (unaudited) and December 31, 2001, the Association incurred costs related to the conversion of approximately $106,000 and $0.

The plan of conversion provides that when the conversion is completed, a "liquidation account" will be established in an amount equal to the retained income of the Bank as of the date of the most recent financial statements contained in the final conversion prospectus. The liquidation account is established to provide a limited priority claim to the assets of the Bank to qualifying depositors (eligible account holders) at December 30, 2000 and other depositors (supplemental eligible account holders) as of ^ June 30, 2002 who continue to maintain deposits in the Bank after conversion. In the unlikely event of a complete liquidation of the Bank, and only in such event, eligible account holders and supplemental eligible account holders would receive from the liquidation account a liquidation distribution based on their proportionate share of the then total remaining qualifying deposits.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2002 (unaudited) and December 31, 2001, 2000 and 1999

Note 18 - Subsequent Event (Continued)

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Holding Company. The total amount of dividends which may be paid at any date is generally limited to the income of the Bank for the current year and the past two years, provided that the Bank's regulatory capital is not reduced below the amount required for the liquidation account. Loans or advances, as well as certain other items, are limited to 10 percent of the Bank's capital stock and surplus on a secured basis. In addition, dividends paid by the Bank to the Holding Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

You should rely only on the information contained in this document or information to which we have referred you. We have not authorized anyone to provide you with information that is different. This document does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which an offer or solicitation would be unlawful. The affairs of Monarch Community Bancorp, Inc. or ^ Monarch Community Bank may change after the date of this document. Delivery of this document and the sale of shares made hereunder does not mean otherwise.
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UP TO 2,314,375 SHARES
TABLE OF CONTENTS

Summary
Risk Factors
Branch County Selected Financial and Other Data
Monarch Community Bancorp, Inc.
Monarch Community Bank
How We Intend to Use the Proceeds
Market for the Common Stock
Our Policy Regarding Dividends
Pro Forma Data
Capitalization
Branch County Exceeds All Regulatory Capital Requirements
Branch County's Conversion
Proposed Purchases by Management
Management's Discussion and Analysis of Financial
   Condition and Results of Operations
Business of Branch County
Management
How We Are Regulated
Taxation
Restrictions on Acquisition of Monarch Community
   Bancorp, Inc. and Branch County
Description of Capital Stock of Monarch Community
   Bancorp, Inc.
Transfer Agent and Registrar
Experts
Legal and Tax Opinions
Additional Information
Index to Consolidated Financial Statements
Page 3 11 15 17 17 18 20 20 21 29 30 32 54 55 70 98 107 114 116 121 123 123 123 124 F-1

MONARCH COMMUNITY
BANCORP, INC.
(Proposed Holding Company for
Monarch Community Bank,
^ formerly known as
Branch County Federal Savings
and Loan Association of Coldwater)

COMMON STOCK

______________

PROSPECTUS
______________

       Dealer Prospectus Delivery Obligation

        Until the later of ^ August 19, 2002 or 25 days after the commencement of the public offering, if any, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
KEEFE, BRUYETTE & WOODS, INC., ^ July 17, 2002